FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

BEST AVAILABLE COPY

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 27, 2005, Series 2005-HE8	**333-~~125422~~ 113636**

Name of Person Filing the Document
(If Other than the Registrant)


05062192



PROCESSED
JUL 29 2005 E
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: /s/ Baron Silverstein
Name: Baron Silverstein
Title: Vice President

Dated: July 27, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Collateral Grouped by Source			
SOURCE	**Count**	**Balance**	**Percent**
1ST MARINER BANK	1	335,714.28	0.04
AAMES CAPITAL	418	62,969,143.08	7.99
ACOUSTIC HOME LOANS	207	34,800,763.89	4.42
ACT MORTGAGE CAPITAL	25	5,362,375.25	0.68
ALLIANCE MORTGAGE BA	47	10,066,880.49	1.28
AMERICAN HOME EQUITY	1	355,300.00	0.05
AMERICASH LOANS	21	5,314,158.84	0.67
BAYROCK MORTGAGE	180	27,637,023.49	3.51
BEAR STEARNS RES MTG	7	1,538,567.00	0.20
CENDANT	7	1,133,043.76	0.14
CENTURY MORTGAGE COM	3	606,004.48	0.08
CIT MORTGAGE	858	108,118,308.31	13.72
CONCORD MORTGAGE	134	18,343,449.00	2.33
FIRST CONTINENTAL	40	10,931,788.93	1.39
FIRST HORIZON	9	2,605,821.50	0.33
FRANKLIN FINANCIAL	135	18,040,159.44	2.29
GENEVA	35	6,709,695.85	0.85
GREENWICH HOME MORTG	16	2,411,610.80	0.31
HARBOURTON MORTGAGE	161	32,982,863.26	4.19
HOMEQUEST CAPITAL	176	22,155,421.89	2.81
LIBERTY AMERICAN MOR	132	28,605,445.25	3.63
MARIBELLA MORTGAGE L	161	29,360,307.49	3.73
METROCITIES MORTGAGE	93	16,713,348.34	2.12
METROPLEX INVESTMENT	1	136,000.00	0.02
MILLENIUM FUNDING GR	61	9,972,015.52	1.27
MLSG	65	13,138,667.31	1.67
MORTGAGE IT	39	4,963,861.32	0.63
OAK STREET	151	20,285,184.30	2.57
PINE STATE	42	4,869,409.55	0.62
PINNACLE FINANCIAL	51	7,842,693.85	1.00
PLATINUM CAPITAL GRO	53	9,837,576.62	1.25
RESMAE MORTGAGE	974	173,218,074.20	21.98
SEBRING CAPITAL	430	42,604,630.53	5.41
SOUTHTRUST	7	800,100.00	0.10
STONE CREEK FUNDING	74	12,806,569.00	1.62
TRIDENT MORTGAGE	1	312,316.00	0.04
UNIMORTGAGE	36	4,471,969.84	0.57
UNITED FINANCIAL	192	23,966,150.47	3.04
WEICHERT	29	6,240,691.31	0.79
WEST STAR MORTGAGE	22	5,555,432.51	0.70
TOTAL	**5,095**	**788,118,536.95**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Questions / Stratification Requests:

1) Rating agency's base case loss expectation (per agency to single-B level)
 S&P – 3.05
 Moody's – 5.90
 Fitch – 3.5
2) Percentage of silent seconds, CLTV of silents, CLTV of entire pool with silents
 32.40% with silent second, 99.07% CLTV on those loans, 88.42% CLTV for total
3) Silent second stratification - Attached
4) Second lien stratification - Attached
5) IO stratification - Attached
6) Excess spread to static and forward LIBOR – Keith Lind handling
7) FICO breakout for loan characteristics (occupancy, purpose, documentation) - Attached
8) Weighted average DTI – 40.84%
9) Full state concentrations - Attached
10) Top five cities and FICOs - Attached
11) Stratification for attached zip codes (CONFIDENTIAL) - Attached

BSABS 2005-HE8 {SILENT SECOND}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	1	262,400.00	0.10	5.87500	5.37050	262,400.00	360	358	2	704	34.80	80.00	100.00	3.25000	1.00000	1.00000	7.00000	4
BALLOON	1	573,028.69	0.22	6.20000	5.69550	576,000.00	180	176	4	708	39.70	79.45	99.31	0.00000	0.00000	0.00000	0.00000	0
FIXED	156	21,473,326.25	8.41	7.10606	6.60156	137,690.33	354	353	1	642	41.54	79.38	98.04	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	4	845,992.00	0.33	7.26424	6.75974	211,498.00	360	359	1	649	45.70	80.00	98.80	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/1 ARM	1	99,450.00	0.04	9.45000	8.94550	99,450.00	360	358	2	555	38.20	85.00	90.00	5.95000	3.00000	1.00000	6.00000	22
LIBOR 2/6 ARM	624	88,530,967.75	34.67	7.11678	6.61228	141,929.75	360	359	2	634	42.04	81.10	99.34	5.72998	2.08870	1.15783	6.29944	23
LIBOR 2/6 ARM IO	435	101,844,742.64	39.89	6.74269	6.23819	234,142.42	359	358	2	666	41.93	80.10	99.32	5.81615	2.25613	1.22544	6.55279	22
LIBOR 3/1 ARM IO	1	61,520.00	0.02	8.62500	8.12050	61,520.00	360	358	2	590	44.90	80.00	100.00	6.50000	3.00000	1.00000	6.00000	34
LIBOR 3/6 ARM	57	9,266,817.05	3.63	6.73606	6.23156	162,698.14	360	358	2	639	41.57	80.64	99.31	5.88708	2.85027	1.04039	6.06567	34
LIBOR 3/6 ARM IO	139	29,144,402.32	11.41	6.64575	6.14125	209,677.07	360	358	2	648	42.35	79.70	98.15	6.04079	2.97550	1.01693	6.02854	34
LIBOR 5/6 ARM	5	990,544.92	0.39	6.23203	5.72753	198,360.00	360	358	2	620	42.50	80.60	99.49	4.88789	2.52569	1.00000	6.14111	58
LIBOR 5/6 ARM IO	8	2,226,869.35	0.87	6.55447	6.04997	278,412.50	360	358	2	689	42.81	77.56	97.56	5.33381	2.72657	1.17470	6.26492	58
TOTAL	**1,432**	**255,320,060.97**	**100.00**	**6.88916**	**6.38466**	**178,337.41**	**359**	**357**	**2**	**650**	**41.98**	**80.34**	**99.07**	**5.80309**	**2.31100**	**1.16431**	**6.36674**	**25**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	10	417,491.65	0.16	7.5180	7.0135	358	2	41,749.17	78.77	97.16	599
50,000.00 - 99,999.99	318	25,385,973.79	9.94	7.5861	7.0816	356	1	79,830.11	80.97	99.23	623
100,000.00 - 149,999.99	422	51,872,191.31	20.32	7.2232	6.7187	358	1	122,919.88	81.14	99.48	636
150,000.00 - 199,999.99	213	36,779,481.77	14.41	6.9476	6.4431	359	2	172,673.62	80.58	99.30	646
200,000.00 - 249,999.99	171	38,367,683.69	15.03	6.6682	6.1637	358	2	224,372.42	80.35	99.42	654
250,000.00 - 299,999.99	113	30,976,362.25	12.13	6.6876	6.1831	357	2	274,127.10	79.98	99.32	662
300,000.00 - 349,999.99	71	23,070,282.25	9.04	6.6481	6.1436	358	2	324,933.55	80.36	99.39	664
350,000.00 - 399,999.99	53	19,626,697.97	7.69	6.5673	6.0628	358	2	370,315.06	79.17	98.01	655
400,000.00 - 449,999.99	38	15,977,593.75	6.26	6.5281	6.0236	358	2	420,462.99	80.00	99.21	671
450,000.00 - 499,999.99	12	5,606,233.20	2.20	6.3576	5.8531	359	1	467,186.10	80.00	98.97	689
500,000.00 - 549,999.99	1	542,500.00	0.21	5.7500	5.2455	358	2	542,500.00	70.00	90.00	657
550,000.00 - 599,999.99	4	2,296,531.34	0.90	6.7656	6.2611	313	2	574,132.84	79.86	97.39	683
600,000.00 - 649,999.99	2	1,256,000.00	0.49	6.8236	6.3191	359	1	628,000.00	80.00	100.00	675
650,000.00 - 699,999.99	1	676,538.00	0.26	6.5000	5.9955	360	0	676,538.00	80.00	90.00	671
700,000.00 - 749,999.99	2	1,468,500.00	0.58	7.0097	6.5052	358	2	734,250.00	76.93	93.75	627
1,000,000.00 - 1,049,999.99	1	1,000,000.00	0.39	5.8750	5.3705	357	3	1,000,000.00	67.80	77.80	649
TOTAL	**1,432**	**255,320,060.97**	**100.00**	**6.8892**	**6.3847**	**357**	**2**	**178,296.13**	**80.34**	**99.07**	**650**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	1	364,512	0.14	4.9500	4.4455	355	5	4.9500	4.9500	364,512	90.00	95.00	588
5.000 - 5.249	5	1,144,373	0.45	5.0672	4.5627	358	2	5.0000	5.2000	228,875	80.00	100.00	701

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	7	2,182,681	0.85	5.2914	4.7869	359	1	5.2500	5.4500	311,812	80.00	99.12	685
5.500 - 5.749	22	4,256,948	1.67	5.5953	5.0908	358	2	5.5000	5.7250	193,498	79.85	98.83	661
5.750 - 5.999	97	21,676,395	8.49	5.8925	5.3880	356	2	5.7500	5.9900	223,468	78.84	97.44	652
6.000 - 6.249	104	23,522,985	9.21	6.1150	5.6105	354	2	6.0000	6.2400	226,183	79.95	99.53	669
6.250 - 6.499	168	34,952,131	13.69	6.3482	5.8437	358	2	6.2500	6.4900	208,048	79.65	98.95	668
6.500 - 6.749	162	31,362,025	12.28	6.5777	6.0732	356	2	6.5000	6.7300	193,593	79.77	98.72	657
6.750 - 6.999	211	44,054,686	17.25	6.8687	6.3642	358	1	6.7500	6.9950	208,790	79.83	99.52	655
7.000 - 7.249	110	17,361,820	6.80	7.1039	6.5994	358	2	7.0000	7.2400	157,835	80.05	99.51	642
7.250 - 7.499	115	18,888,176	7.40	7.3372	6.8327	358	2	7.2500	7.4900	164,245	80.29	99.70	651
7.500 - 7.749	115	18,106,504	7.09	7.5935	7.0890	359	1	7.5000	7.7450	157,448	81.09	99.05	636
7.750 - 7.999	87	11,802,381	4.62	7.8818	7.3773	359	1	7.7500	7.9900	135,660	80.99	99.13	630
8.000 - 8.249	46	4,955,343	1.94	8.1124	7.6079	359	1	8.0000	8.2400	107,725	83.13	99.71	618
8.250 - 8.499	59	7,023,697	2.75	8.3676	7.8631	352	1	8.2500	8.4900	119,046	83.95	99.27	605
8.500 - 8.749	51	6,173,287	2.42	8.6247	8.1202	359	1	8.5000	8.7200	121,045	84.01	99.07	611
8.750 - 8.999	24	2,293,998	0.90	8.8745	8.3700	359	1	8.7500	8.9900	95,583	83.22	97.27	616
9.000 - 9.249	13	1,898,931	0.74	9.0899	8.5854	359	1	9.0000	9.1800	146,072	85.45	99.60	597
9.250 - 9.499	22	2,107,903	0.83	9.3823	8.8778	359	1	9.2500	9.4900	95,814	83.84	98.26	586
9.500 - 9.749	7	697,637	0.27	9.5909	9.0864	359	1	9.5000	9.6900	99,662	86.28	99.88	576
9.750 - 9.999	6	493,645	0.19	9.9024	9.3979	359	1	9.7700	9.9900	82,274	83.08	99.48	539
TOTAL	**1,432**	**255,320,061**	**100.00**	**6.8892**	**6.3847**	**357**	**2**	**4.9500**	**9.9900**	**178,296**	**80.34**	**99.07**	**650**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	1	65,000.00	0.03	6.69000	6.18550	119	1	65,000.00	30.95	38.10	619
55.01 - 60.00	3	547,735.60	0.21	6.31597	5.81147	325	3	182,578.53	58.93	71.09	634
60.01 - 65.00	4	614,113.13	0.24	6.12777	5.62327	345	2	153,528.28	63.82	85.34	716
65.01 - 70.00	10	2,683,090.42	1.05	6.15944	5.65494	350	2	268,309.04	69.01	88.67	666
70.01 - 75.00	15	2,812,357.79	1.10	6.77913	6.27463	359	1	187,490.52	74.68	92.74	642
75.01 - 80.00	1,242	229,943,656.14	90.06	6.80059	6.29609	357	2	185,139.82	79.98	99.38	654
80.01 - 85.00	49	5,282,742.90	2.07	8.29660	7.79210	358	1	107,811.08	84.75	98.36	586
85.01 - 90.00	103	12,429,406.99	4.87	8.03049	7.52599	359	1	120,673.85	89.82	99.43	593
90.01 - 95.00	5	941,958.00	0.37	8.80727	8.30277	359	1	188,391.60	95.00	99.82	609
TOTAL	**1,432**	**255,320,060.97**	**100.00**	**6.88916**	**6.38466**	**357**	**2**	**178,296.13**	**80.34**	**99.07**	**650**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	1	65,000.00	0.03	6.69000	6.18550	119	1	65,000.00	30.95	38.10	619
60.01 - 65.00	1	374,947.15	0.15	6.40000	5.89550	356	4	374,947.15	59.84	63.81	630

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

**Collateral Grouped by Original Combined Loan-to_Value Ratio**

| COMBO LTV | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg CURRENT NET COUPON | Wtd Avg STATED REM TERM | Wtd Avg AGE | Avg CURRENT BALANCE | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 70.01 - 75.00 | 1 | 130,000.00 | 0.05 | 6.60000 | 6.09550 | 359 | 1 | 130,000.00 | 62.80 | 71.26 | 604 |
| 75.01 - 80.00 | 3 | 1,261,365.69 | 0.49 | 6.23288 | 5.72838 | 351 | 2 | 420,455.23 | 68.53 | 78.21 | 627 |
| 80.01 - 85.00 | 8 | 1,298,498.33 | 0.51 | 6.49995 | 5.99545 | 345 | 2 | 162,312.29 | 75.87 | 82.44 | 644 |
| 85.01 - 90.00 | 23 | 6,768,798.47 | 2.65 | 6.56530 | 6.06080 | 354 | 2 | 294,295.59 | 77.61 | 89.41 | 656 |
| 90.01 - 95.00 | 85 | 15,435,937.37 | 6.05 | 7.13212 | 6.62762 | 358 | 2 | 181,599.26 | 80.94 | 94.72 | 650 |
| 95.01 - 100.00 | 1,310 | 229,985,513.96 | 90.08 | 6.88920 | 6.38470 | 357 | 2 | 175,561.46 | 80.53 | 99.94 | 650 |
| **TOTAL** | **1,432** | **255,320,060.97** | **100.00** | **6.88916** | **6.38466** | **357** | **2** | **178,296.13** | **80.34** | **99.07** | **650** |

**Collateral Grouped by Fico Score**

| FICO SCORE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|
| 500 - 519 | 6 | 610,878.06 | 0.24 | 101,813.01 | 8.38762 | 78.82 | 88.27 | 507 |
| 520 - 539 | 8 | 1,115,289.01 | 0.44 | 139,411.13 | 9.01989 | 82.20 | 98.47 | 530 |
| 540 - 559 | 15 | 1,731,373.55 | 0.68 | 115,424.90 | 8.01409 | 81.08 | 96.30 | 549 |
| 560 - 579 | 64 | 7,615,798.10 | 2.98 | 118,996.85 | 8.54836 | 85.99 | 99.22 | 574 |
| 580 - 599 | 184 | 25,521,180.25 | 10.00 | 138,702.07 | 7.21029 | 83.17 | 99.77 | 589 |
| 600 - 619 | 206 | 30,810,499.19 | 12.07 | 149,565.53 | 7.03421 | 80.06 | 98.77 | 609 |
| 620 - 639 | 267 | 46,971,766.71 | 18.40 | 175,924.22 | 6.86852 | 79.75 | 99.00 | 630 |
| 640 - 659 | 219 | 44,197,853.24 | 17.31 | 201,816.68 | 6.81595 | 79.49 | 98.69 | 650 |
| 660 - 679 | 180 | 35,195,562.74 | 13.78 | 195,530.90 | 6.62587 | 79.94 | 99.34 | 669 |
| 680 - 699 | 112 | 23,366,614.04 | 9.15 | 208,630.48 | 6.61831 | 80.10 | 99.43 | 689 |
| 700 - 719 | 70 | 15,088,913.07 | 5.91 | 215,555.90 | 6.67323 | 80.04 | 99.63 | 709 |
| 720 - 739 | 36 | 8,019,357.99 | 3.14 | 222,759.94 | 6.48173 | 79.76 | 98.31 | 728 |
| 740 - 759 | 39 | 9,224,567.50 | 3.61 | 236,527.37 | 6.55785 | 79.76 | 99.52 | 749 |
| 760 - 779 | 20 | 4,700,605.52 | 1.84 | 235,030.28 | 6.68227 | 78.76 | 98.45 | 769 |
| 780 - 799 | 6 | 1,149,802.00 | 0.45 | 191,633.67 | 6.72885 | 78.92 | 99.21 | 786 |
| **TOTAL** | **1,432** | **255,320,060.97** | **100.00** | **178,296.13** | **6.88916** | **80.34** | **99.07** | **650** |

**Collateral Grouped by Property Type**

| PROPTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 2-4 Family | 48 | 9,070,782.54 | 3.55 |
| Condominium | 86 | 15,392,991.49 | 6.03 |
| PUD | 235 | 49,766,805.71 | 19.49 |
| Single Family | 1,061 | 180,845,641.23 | 70.83 |
| Townhouse | 2 | 243,840.00 | 0.10 |
| **TOTAL** | **1,432** | **255,320,060.97** | **100.00** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

BSABS 2005-HE8 {SILENT SECOND}

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	44	5,128,208.74	2.01
Owner Occupied	1,386	249,959,052.23	97.90
Second Home	2	232,800.00	0.09
TOTAL	**1,432**	**255,320,060.97**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	836	128,540,842.48	50.34
Limited	3	512,360.00	0.20
Stated Income	593	126,266,858.49	49.45
TOTAL	**1,432**	**255,320,060.97**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	220,000.00	0.09	220,000.00	5.99000	80.00	100.00	2.80
5.01 - 10.00	2	360,000.00	0.14	180,000.00	7.18778	80.00	98.89	7.16
10.01 - 15.00	4	685,804.68	0.27	171,451.17	6.17193	80.00	100.00	12.57
15.01 - 20.00	12	2,078,979.62	0.81	173,248.30	6.64270	78.96	98.58	18.80
20.01 - 25.00	23	2,499,750.67	0.98	108,684.81	7.02223	81.27	99.82	22.55
25.01 - 30.00	68	9,826,391.06	3.85	144,505.75	6.98230	80.89	98.94	27.92
30.01 - 35.00	137	19,989,052.35	7.83	145,905.49	6.95191	80.12	98.09	32.74
35.01 - 40.00	271	50,362,446.97	19.73	185,839.29	6.87624	80.42	99.43	37.83
40.01 - 45.00	371	67,948,640.88	26.61	183,149.98	6.92195	80.49	99.44	42.49
45.01 - 50.00	469	87,383,730.70	34.23	186,319.26	6.85597	80.21	98.75	47.62
50.01 - 55.00	74	13,965,264.04	5.47	188,719.78	6.88311	80.17	99.34	52.17
TOTAL	**1,432**	**255,320,060.97**	**100.00**	**178,296.13**	**6.88916**	**80.34**	**99.07**	**41.98**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	193	37,997,486.23	14.88
Purchase	1,198	211,286,160.29	82.75
Rate/Term Refinance	41	6,036,414.45	2.36
TOTAL	**1,432**	**255,320,060.97**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,432	255,320,060.97	100.00	178,296.13	6.88916	99.07	650
TOTAL	1,432	255,320,060.97	100.00	178,296.13	6.88916	99.07	650

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,431	254,747,032.28	99.78
Yes	1	573,028.69	0.22
TOTAL	1,432	255,320,060.97	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	287	47,458,397.86	18.59
No PP	287	47,458,397.86	18.59
Yes	1,145	207,861,663.11	81.41
1Y PP	37	10,357,340.70	4.06
2.5Y PP	1	181,600.00	0.07
2Y PP	788	141,334,270.26	55.36
3Y PP	316	55,548,268.32	21.76
5Y PP	1	215,992.00	0.08
6M PP	2	224,191.83	0.09
TOTAL	1,432	255,320,060.97	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	1	255,920.00	0.10
AL	18	1,729,479.59	0.68
AR	8	830,520.00	0.33
AZ	61	11,401,357.39	4.47
CA	286	81,490,848.72	31.92
CO	68	12,232,047.83	4.79
CT	4	670,120.00	0.26
FL	118	19,189,197.09	7.52
GA	110	15,224,345.00	5.96
HI	1	476,000.00	0.19

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
IA	1	112,000.00	0.04
ID	7	1,004,445.36	0.39
IL	76	13,593,439.28	5.32
IN	28	3,014,908.00	1.18
KS	10	1,090,421.72	0.43
KY	10	908,425.09	0.36
LA	7	668,484.48	0.26
MA	2	461,959.05	0.18
MD	23	6,271,028.13	2.46
MI	33	3,667,607.33	1.44
MN	27	4,494,669.31	1.76
MO	36	4,741,320.99	1.86
MS	9	1,159,083.78	0.45
MT	1	195,750.00	0.08
NC	22	2,729,880.14	1.07
NJ	6	1,208,037.71	0.47
NM	2	316,586.15	0.12
NV	25	5,913,583.07	2.32
NY	20	6,699,979.36	2.62
OH	30	3,102,146.42	1.22
OK	10	1,021,699.48	0.40
OR	13	1,942,820.51	0.76
PA	19	2,198,726.01	0.86
RI	1	191,920.00	0.08
SC	12	1,252,461.79	0.49
TN	38	3,763,841.66	1.47
TX	177	20,738,997.59	8.12
UT	32	4,397,490.44	1.72
VA	30	6,280,446.62	2.46
WA	36	7,097,345.95	2.78
WI	13	1,524,350.71	0.60
WV	1	56,369.22	0.02
TOTAL	**1,432**	**255,320,060.97**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**1,271**	**232,427,714.03**	**91.03**
3.000 - 3.499	14	4,531,968.38	1.78
3.500 - 3.999	11	2,484,271.52	0.97
4.000 - 4.499	73	10,829,267.14	4.24
4.500 - 4.999	102	15,595,070.87	6.11
5.000 - 5.499	186	31,637,706.94	12.39

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
5.500 - 5.999	195	37,224,762.59	14.58
6.000 - 6.499	438	91,239,941.60	35.74
6.500 - 6.999	131	23,737,292.17	9.30
7.000 - 7.499	63	8,606,739.91	3.37
7.500 - 7.999	37	4,228,380.28	1.66
8.000 - 8.499	17	2,032,352.63	0.80
8.500 - 8.999	1	92,800.00	0.04
9.000 - 9.499	3	187,160.00	0.07
FIXED	**161**	**22,892,346.94**	**8.97**
0.000 - 0.499	161	22,892,346.94	8.97
TOTAL	**1,432**	**255,320,060.97**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	160	22,319,318.25	8.74
FIXED-BALLOON	1	573,028.69	0.22
WSJ-1YRLIBOR	2	160,970.00	0.06
WSJ-6MLIBOR	1,269	232,266,744.03	90.97
TOTAL	**1,432**	**255,320,060.97**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	1	262,400.00	0.10	5.87500	5.37050	262,400.00	360	358	2	704	34.80	80.00	100.00	3.25000	1.00000	1.00000	7.00000	4
BALLOON	1	573,028.69	0.22	6.20000	5.69550	576,000.00	180	176	4	708	39.70	79.45	99.31	0.00000	0.00000	0.00000	0.00000	0
FIXED	156	21,473,326.25	8.41	7.10606	6.60156	137,690.33	354	353	1	642	41.54	79.38	98.04	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	4	845,992.00	0.33	7.26424	6.75974	211,498.00	360	359	1	649	45.70	80.00	98.80	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/1 ARM	1	99,450.00	0.04	9.45000	8.94550	99,450.00	360	358	2	555	38.20	85.00	90.00	5.95000	3.00000	1.00000	6.00000	22
LIBOR 2/6 ARM	624	88,530,967.75	34.67	7.11678	6.61228	141,929.75	360	359	2	634	42.04	81.10	99.34	5.72998	2.08870	1.15783	6.29944	23
LIBOR 2/6 ARM IO	435	101,844,742.64	39.89	6.74269	6.23819	234,142.42	359	358	2	666	41.93	80.10	99.32	5.81615	2.25613	1.22544	6.55279	22
LIBOR 3/1 ARM IO	1	61,520.00	0.02	8.62500	8.12050	61,520.00	360	358	2	590	44.90	80.00	100.00	6.50000	3.00000	1.00000	6.00000	34
LIBOR 3/6 ARM	57	9,266,817.05	3.63	6.73606	6.23156	162,698.14	360	358	2	639	41.57	80.64	99.31	5.88708	2.85027	1.04039	6.06567	34
LIBOR 3/6 ARM IO	139	29,144,402.32	11.41	6.64575	6.14125	209,677.07	360	358	2	648	42.35	79.70	98.15	6.04079	2.97550	1.01693	6.02854	34
LIBOR 5/6 ARM	5	990,544.92	0.39	6.23203	5.72753	198,360.00	360	358	2	620	42.50	80.60	99.49	4.88789	2.52569	1.00000	6.14111	58
LIBOR 5/6 ARM IO	8	2,226,869.35	0.87	6.55447	6.04997	278,412.50	360	358	2	689	42.81	77.56	97.56	5.33381	2.72657	1.17470	6.26492	58
TOTAL	**1,432**	**255,320,060.97**	**100.00**	**6.88916**	**6.38466**	**178,337.41**	**359**	**357**	**2**	**650**	**41.98**	**80.34**	**99.07**	**5.80309**	**2.31100**	**1.16431**	**6.36674**	**25**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

**Collateral Grouped by IO Term**

| IO PERIOD | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 10 YEARS | 14 | 3,710,841.60 | 1.45 |
| 2 YEARS | 276 | 67,755,658.28 | 26.54 |
| 3 YEARS | 53 | 12,461,675.42 | 4.88 |
| 5 YEARS | 241 | 49,664,620.16 | 19.45 |
| 7 YEARS | 3 | 465,380.85 | 0.18 |
| ERROR | 1 | 327,750.00 | 0.13 |
| NON-IO | 844 | 120,934,134.66 | 47.37 |
| **TOTAL** | **1,432** | **255,320,060.97** | **100.00** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

Collateral Grouped by Product Type

DEAL INFO PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Min CURRENT BALANCE	Max CURRENT BALANCE	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg MAX RATE	Wtd Avg MIN RATE	Wtd Avg ROLL
GROUP I: PRIVATE GROUP	**265**	**22,755,241.38**	**100.00**	**7.89945**	**0.50450**	**7.39495**	**5.00000**	**12.37500**	**14,087.55**	**399,737.01**	**85,919.98**	**352**	**350**	**2**	**612**	**38.99**	**86.52**	**91.16**	**6.46506**	**2.77947**	**1.07585**	**6.23204**	**14.08789**	**6.90526**	**25**
BALLOON	2	50,663.18	0.22	11.33023	0.50450	10.82573	11.20000	11.50000	21,992.97	28,670.21	25,340.00	180	178	2	642	44.97	100.00	100.00	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0
FIXED	79	5,822,831.56	25.59	7.99600	0.50450	7.49150	6.30000	12.37500	14,087.55	296,892.74	73,762.80	330	328	2	620	37.27	86.72	88.74	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/1 ARM	1	99,450.00	0.44	9.45000	0.50450	8.94550	9.45000	9.45000	99,450.00	99,450.00	99,450.00	360	358	2	555	38.20	85.00	90.00	5.95000	3.00000	1.00000	6.00000	15.45000	9.45000	22
LIBOR 2/6 ARM	152	12,820,251.24	56.34	7.97739	0.50450	7.47289	5.00000	10.80000	27,960.75	291,758.27	84,392.03	359	358	2	606	39.37	86.72	92.22	6.43203	2.70960	1.09729	6.25361	14.23099	6.86991	22
LIBOR 2/6 ARM IO	7	676,524.97	2.97	6.61101	0.50450	6.10651	5.95000	8.85000	70,975.00	123,200.00	96,646.43	360	358	2	660	47.63	82.31	94.12	5.34986	3.00000	1.00000	6.31218	12.92319	5.80559	22
LIBOR 3/6 ARM	19	2,530,000.43	11.12	7.84156	0.50450	7.33706	5.25000	10.25000	50,250.00	399,737.01	133,251.05	360	358	2	605	36.74	87.02	90.29	7.04079	3.00000	1.01310	6.17971	14.02127	7.42641	34
LIBOR 3/6 ARM IO	4	618,720.00	2.72	6.60182	0.50450	6.09732	6.25000	7.75000	72,720.00	320,000.00	154,680.00	360	358	2	625	44.85	83.48	89.84	6.22252	3.00000	1.00000	6.00000	12.60182	6.52234	34
LIBOR 5/6 ARM IO	1	136,800.00	0.60	7.40000	0.50450	6.89550	7.40000	7.40000	136,800.00	136,800.00	136,800.00	360	358	2	681	47.30	80.00	100.00	5.90000	3.00000	1.00000	6.00000	13.40000	5.90000	58
TOTAL	**265**	**22,755,241.38**	**100.00**	**7.89945**	**0.50450**	**7.39495**	**5.00000**	**12.37500**	**14,087.55**	**399,737.01**	**85,919.98**	**352**	**350**	**2**	**612**	**38.99**	**86.52**	**91.16**	**6.46506**	**2.77947**	**1.07585**	**6.23204**	**14.08789**	**6.90526**	**25**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	Wtd Avg COMBO LTV	Max COMBO LTV	Wtd Avg FICO SCORE	Min CURRENT BALANCE	Max CURRENT BALANCE
0.00 - 49,999.99	45	1,597,531.98	7.02	8.8616	8.3571	321	2	5.9000	12.3750	35,500.71	85.03	100.00	87.36	100.00	610	14,087.55	49,980.71
50,000.00 - 99,999.99	154	11,149,833.13	49.00	8.0140	7.5095	352	2	5.0000	11.4000	72,401.51	86.39	100.00	91.14	100.00	611	50,000.00	99,920.00
100,000.00 - 149,999.99	48	5,734,600.63	25.20	7.7406	7.2361	348	2	5.4500	9.5500	119,470.85	87.88	100.00	94.71	100.00	616	101,800.00	148,397.28
150,000.00 - 199,999.99	6	951,852.93	4.18	8.1284	7.6239	359	1	6.7500	10.0000	158,642.16	90.81	100.00	90.81	100.00	622	151,700.00	170,952.93
200,000.00 - 249,999.99	3	641,028.11	2.82	6.9334	6.4289	357	3	5.2500	8.3000	213,676.04	84.97	90.00	91.53	100.00	578	206,869.35	224,092.13
250,000.00 - 299,999.99	7	1,960,657.59	8.62	7.3617	6.8572	358	2	6.3000	8.5000	280,093.94	85.23	100.00	88.08	100.00	612	258,212.03	296,892.74
300,000.00 - 349,999.99	1	320,000.00	1.41	6.2500	5.7455	358	2	6.2500	6.2500	320,000.00	80.35	80.35	80.35	80.35	634	320,000.00	320,000.00
350,000.00 - 399,999.99	1	399,737.01	1.76	8.1000	7.5955	358	2	8.1000	8.1000	399,737.01	80.00	80.00	80.00	80.00	567	399,737.01	399,737.01
TOTAL	**265**	**22,755,241.38**	**100.00**	**7.8995**	**7.3950**	**350**	**2**	**5.0000**	**12.3750**	**85,868.84**	**86.52**	**100.00**	**91.16**	**100.00**	**612**	**14,087.55**	**399,737.01**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	1	63,923	0.28	5.0000	4.4955	358	2	5.0000	5.0000	63,923	80.00	100.00	707
5.250 - 5.499	3	396,172	1.74	5.3232	4.8187	358	2	5.2500	5.4500	132,057	78.68	94.53	657
5.500 - 5.749	1	114,594	0.50	5.5000	4.9955	358	2	5.5000	5.5000	114,594	80.00	100.00	658
5.750 - 5.999	6	407,798	1.79	5.9323	5.4278	358	2	5.9000	5.9900	67,966	81.72	98.08	640
6.000 - 6.249	4	474,094	2.08	6.1480	5.6435	358	2	6.0000	6.2000	118,523	80.00	94.87	677
6.250 - 6.499	4	816,171	3.59	6.3135	5.8090	357	3	6.2500	6.4500	204,043	80.14	92.30	628
6.500 - 6.749	11	1,105,473	4.86	6.5874	6.0829	351	2	6.5000	6.7100	100,498	84.29	93.66	659
6.750 - 6.999	14	1,487,597	6.54	6.8451	6.3406	339	2	6.7500	6.9500	106,257	84.49	88.69	622
7.000 - 7.249	8	766,852	3.37	7.1221	6.6176	347	2	7.0000	7.2000	95,856	79.92	84.51	613
7.250 - 7.499	18	1,632,135	7.17	7.3504	6.8459	352	2	7.2500	7.4600	90,674	85.85	91.16	606
7.500 - 7.749	22	2,027,031	8.91	7.5685	7.0640	342	2	7.5000	7.7000	92,138	89.87	92.53	617
7.750 - 7.999	33	3,046,648	13.39	7.8944	7.3899	346	2	7.7500	7.9900	92,323	83.67	87.32	605
8.000 - 8.249	24	2,149,391	9.45	8.1057	7.6012	358	2	8.0000	8.2400	89,558	85.42	88.27	607
8.250 - 8.499	22	1,978,660	8.70	8.3805	7.8760	348	2	8.2500	8.4900	89,939	89.36	93.80	587
8.500 - 8.749	20	1,662,658	7.31	8.5775	8.0730	358	2	8.5000	8.7000	83,133	89.94	93.15	596
8.750 - 8.999	14	940,421	4.13	8.8470	8.3425	359	1	8.7500	8.9500	67,173	87.18	89.44	596
9.000 - 9.249	18	1,348,220	5.92	9.0856	8.5811	359	1	9.0000	9.2000	74,901	90.99	92.30	598
9.250 - 9.499	7	673,796	2.96	9.3507	8.8462	358	2	9.3000	9.4500	96,257	89.51	93.49	606
9.500 - 9.749	7	438,694	1.93	9.5503	9.0458	345	1	9.5000	9.6500	62,671	89.48	89.48	585
9.750 - 9.999	14	557,244	2.45	9.8948	9.3903	340	2	9.7500	9.9900	39,803	92.52	92.52	613
10.000 - 10.249	4	279,384	1.23	10.0712	9.5667	347	0	10.0000	10.2000	69,846	99.93	99.93	625
10.250 - 10.499	2	112,184	0.49	10.3035	9.7990	359	1	10.2500	10.4000	56,092	89.65	89.65	551
10.500 - 10.749	3	90,807	0.40	10.6367	10.1322	305	2	10.6000	10.6500	30,269	83.18	83.18	572
10.750 - 10.999	1	42,750	0.19	10.8000	10.2955	360	0	10.8000	10.8000	42,750	95.00	95.00	627
11.000 - 11.249	1	28,670	0.13	11.2000	10.6955	178	2	11.2000	11.2000	28,670	100.00	100.00	658
11.250 - 11.499	1	56,879	0.25	11.4000	10.8955	178	2	11.4000	11.4000	56,879	95.00	95.00	577
11.500 - 11.749	1	21,993	0.10	11.5000	10.9955	179	1	11.5000	11.5000	21,993	100.00	100.00	622
12.250 - 12.499	1	35,000	0.15	12.3750	11.8705	238	2	12.3750	12.3750	35,000	100.00	100.00	626
TOTAL	**265**	**22,755,241**	**100.00**	**7.8995**	**7.3950**	**350**	**2**	**5.0000**	**12.3750**	**85,869**	**86.52**	**91.16**	**612**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	2	329,843.62	1.45	7.85551	7.35101	331	2	7.10000	7.99000	164,921.81	47.91	47.91	523
50.01 - 55.00	1	43,045.23	0.19	7.85000	7.34550	178	2	7.85000	7.85000	43,045.23	50.23	50.23	551
55.01 - 60.00	1	50,000.00	0.22	7.60000	7.09550	359	1	7.60000	7.60000	50,000.00	58.82	58.82	663
65.01 - 70.00	7	380,166.08	1.67	8.30205	7.79755	358	2	7.15000	10.64000	54,309.44	69.47	73.99	569
70.01 - 75.00	15	901,894.07	3.96	7.79284	7.28834	327	2	5.35000	9.80000	60,126.27	74.59	75.84	595
75.01 - 80.00	76	6,850,732.12	30.11	7.31066	6.80616	353	2	5.00000	10.40000	90,141.21	79.90	92.54	616
80.01 - 85.00	28	2,709,157.09	11.91	7.81070	7.30620	358	2	6.25000	9.65000	96,755.61	84.34	85.57	593
85.01 - 90.00	58	5,330,068.14	23.42	8.05314	7.54864	353	2	5.90000	9.34000	91,897.73	89.75	92.16	609
90.01 - 95.00	30	2,851,765.41	12.53	8.15675	7.65225	355	2	6.75000	11.40000	95,058.85	94.50	94.50	627
95.01 - 100.00	47	3,308,569.62	14.54	8.71427	8.20977	338	2	6.50000	12.37500	70,395.10	99.88	99.88	627
TOTAL	265	22,755,241.38	100.00	7.89945	7.39495	350	2	5.00000	12.37500	85,868.84	86.52	91.16	612

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	2	329,843.62	1.45	7.85551	7.35101	331	2	7.10000	7.99000	164,921.81	47.91	47.91	523
50.01 - 55.00	1	43,045.23	0.19	7.85000	7.34550	178	2	7.85000	7.85000	43,045.23	50.23	50.23	551
55.01 - 60.00	1	50,000.00	0.22	7.60000	7.09550	359	1	7.60000	7.60000	50,000.00	58.82	58.82	663
65.01 - 70.00	6	325,166.08	1.43	8.34807	7.84357	358	2	7.15000	10.64000	54,194.35	69.59	69.59	560
70.01 - 75.00	14	845,685.41	3.72	7.80898	7.30448	325	2	5.35000	9.80000	60,406.10	74.57	74.57	595
75.01 - 80.00	30	2,494,957.89	10.96	7.99090	7.48640	342	2	6.20000	10.40000	83,165.26	79.72	79.72	592
80.01 - 85.00	22	2,267,028.77	9.96	7.68573	7.18123	358	2	6.25000	9.65000	103,046.76	84.21	84.21	595
85.01 - 90.00	46	4,286,578.14	18.84	7.96061	7.45611	351	2	5.90000	9.45000	93,186.48	89.70	89.90	615
90.01 - 95.00	37	3,269,797.51	14.37	8.16600	7.66150	355	2	6.75000	11.40000	88,372.91	92.98	94.49	622
95.01 - 100.00	106	8,843,138.73	38.86	7.79597	7.29147	351	2	5.00000	12.37500	83,425.84	88.64	99.93	622
TOTAL	265	22,755,241.38	100.00	7.89945	7.39495	350	2	5.00000	12.37500	85,868.84	86.52	91.16	612

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	4	693,472.84	3.05	173,368.21	7.97403	69.22	69.22	513
520 - 539	11	712,376.84	3.13	64,761.53	8.94652	80.44	81.97	529
540 - 559	17	1,329,273.80	5.84	78,192.58	8.47864	82.71	84.66	549
560 - 579	33	2,958,730.81	13.00	89,658.51	8.59297	86.46	89.55	568
580 - 599	42	3,766,491.70	16.55	89,678.37	7.92396	87.01	91.76	590
600 - 619	44	4,248,367.98	18.67	96,553.82	7.64213	87.44	94.05	610
620 - 639	47	3,485,313.47	15.32	74,155.61	7.73925	88.05	93.82	629
640 - 659	23	1,777,022.98	7.81	77,261.87	7.73470	89.95	93.49	650
660 - 679	23	2,062,312.96	9.06	89,665.78	7.42481	88.01	92.49	666
680 - 699	9	763,462.48	3.36	84,829.16	7.58049	84.04	95.38	690
700 - 719	5	259,981.43	1.14	51,996.29	7.26237	87.54	92.46	708
720 - 739	2	178,388.88	0.78	89,194.44	8.74746	96.54	96.54	736
740 - 759	2	360,706.00	1.59	180,353.00	6.39385	88.23	91.77	754
760 - 779	3	159,339.21	0.70	53,113.07	7.97684	89.76	89.76	767
TOTAL	265	22,755,241.38	100.00	85,868.84	7.89945	86.52	91.16	612

Collateral Grouped by Property Type

PROPTYPE UNITS	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	35	2,614,851.83	11.49
2.000	24	1,632,249.15	7.17
3.000	3	299,242.83	1.32
4.000	8	683,359.85	3.00
Condominium	7	534,045.52	2.35
1.000	7	534,045.52	2.35
PUD	7	1,159,449.77	5.10
1.000	7	1,159,449.77	5.10
Single Family	216	18,446,894.26	81.07
1.000	216	18,446,894.26	81.07

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Property Type

PROPTYPE UNITS	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	265	22,755,241.38	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	65	4,174,999.06	18.35
Owner Occupied	200	18,580,242.32	81.65
TOTAL	265	22,755,241.38	100.00

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	219	18,587,766.87	81.69
5.01 - 10.00	2	180,372.80	0.79
15.01 - 20.00	1	56,000.00	0.25
20.01 - 25.00	6	664,566.93	2.92
25.01 - 30.00	19	1,798,634.18	7.90
30.01 - 35.00	40	3,285,106.03	14.44
35.01 - 40.00	42	3,455,478.17	15.19
40.01 - 45.00	45	3,640,331.23	16.00
45.01 - 50.00	56	4,843,688.28	21.29
50.01 - 55.00	8	663,589.25	2.92
Stated Income	46	4,167,474.51	18.31
15.01 - 20.00	3	142,980.71	0.63
20.01 - 25.00	2	130,629.28	0.57
25.01 - 30.00	3	161,667.59	0.71
30.01 - 35.00	11	686,137.81	3.02
35.01 - 40.00	9	1,227,867.67	5.40
40.01 - 45.00	9	985,148.48	4.33
45.01 - 50.00	8	762,067.97	3.35
50.01 - 55.00	1	70,975.00	0.31
TOTAL	265	22,755,241.38	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	2	180,372.80	0.79	90,186.40	7.76136	87.55	87.55	8.40
15.01 - 20.00	4	198,980.71	0.87	49,745.18	9.91447	79.31	79.31	17.50
20.01 - 25.00	8	795,196.21	3.49	99,399.53	7.86416	84.74	85.49	22.57
25.01 - 30.00	22	1,960,301.77	8.61	89,104.63	7.58469	85.83	92.31	27.79
30.01 - 35.00	51	3,971,243.84	17.45	77,867.53	7.81813	86.19	90.96	32.63
35.01 - 40.00	51	4,683,345.84	20.58	91,830.31	8.09600	84.45	89.04	37.64
40.01 - 45.00	54	4,625,479.71	20.33	85,657.03	8.10525	88.26	92.19	42.80
45.01 - 50.00	64	5,605,756.25	24.64	87,589.94	7.57593	86.90	92.43	47.69
50.01 - 55.00	9	734,564.25	3.23	81,618.25	8.62524	93.08	96.79	52.54
TOTAL	265	22,755,241.38	100.00	85,868.84	7.89945	86.52	91.16	38.99

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	112	10,262,305.31	45.10
Purchase	136	10,681,358.63	46.94
Rate/Term Refinance	17	1,811,577.44	7.96
TOTAL	265	22,755,241.38	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	246	22,251,875.80	97.79	90,454.78	7.84773	90.96	611
Second Lien	19	503,365.58	2.21	26,492.93	10.18591	99.96	642
TOTAL	265	22,755,241.38	100.00	85,868.84	7.89945	91.16	612

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	263	22,704,578.20	99.78
Yes	2	50,663.18	0.22
TOTAL	265	22,755,241.38	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	55	4,372,630.73	19.22
No PP	55	4,372,630.73	19.22
Yes	210	18,382,610.65	80.78
1Y PP	4	428,542.08	1.88
2Y PP	123	10,154,158.12	44.62
3Y PP	78	7,360,793.02	32.35
5Y PP	5	439,117.43	1.93
TOTAL	265	22,755,241.38	100.00

Collateral Grouped Stated Original Term

STATED ORIGINAL TERM	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
- 179	1	44,752.65	0.20
180 - 239	13	763,842.76	3.36
240 - 299	6	363,293.36	1.60
360 +	245	21,583,352.61	94.85
TOTAL	265	22,755,241.38	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	4	345,915.40	1.52
FL	3	332,669.35	1.46
IL	8	537,068.38	2.36
IN	37	3,399,585.55	14.94
MI	37	2,743,397.06	12.06
MS	4	544,839.79	2.39
NC	20	1,716,897.84	7.55
NY	2	141,728.87	0.62
OH	94	8,230,507.07	36.17
PA	2	144,069.17	0.63
SC	14	1,563,649.51	6.87
TN	34	2,458,735.85	10.81
TX	3	205,720.77	0.90
WV	3	390,456.77	1.72
TOTAL	265	22,755,241.38	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	184	16,881,746.64	74.19
3.500 - 3.999	2	186,105.21	0.82
4.000 - 4.499	9	889,785.04	3.91
4.500 - 4.999	7	701,959.99	3.08
5.000 - 5.499	18	1,574,118.90	6.92
5.500 - 5.999	33	3,240,753.44	14.24
6.000 - 6.499	30	2,731,096.13	12.00
6.500 - 6.999	29	2,503,254.75	11.00
7.000 - 7.499	16	1,262,540.76	5.55
7.500 - 7.999	17	1,629,663.98	7.16
8.000 - 8.499	10	1,139,040.26	5.01
8.500 - 8.999	6	460,220.67	2.02
9.000 - 9.499	5	448,257.51	1.97
9.500 - 9.999	1	42,750.00	0.19
10.000 - 10.499	1	72,200.00	0.32
FIXED	81	5,873,494.74	25.81
0.000 - 0.499	81	5,873,494.74	25.81
TOTAL	265	22,755,241.38	100.00

Collateral Grouped by Cap Structure

PRODUCT INIT RATE CAP PER RATE CAP GROSS LIFE CAP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
BALLOON	2	50,663.18	0.22
- 2.999	2	50,663.18	0.22
- 0.999	2	50,663.18	0.22
- 2.999	2	50,663.18	0.22
FIXED	79	5,822,831.56	25.59
- 2.999	79	5,822,831.56	25.59
- 0.999	79	5,822,831.56	25.59
- 2.999	79	5,822,831.56	25.59
LIBOR 2/1 ARM	1	99,450.00	0.44
3.000 - 3.999	1	99,450.00	0.44
1.000 - 1.499	1	99,450.00	0.44
6.000 - 6.999	1	99,450.00	0.44
LIBOR 2/6 ARM	152	12,820,251.24	56.34
- 2.999	27	2,412,883.82	10.60
1.000 - 1.499	3	207,250.00	0.91
6.000 - 6.999	3	207,250.00	0.91
1.500 - 1.999	24	2,205,633.82	9.69
7.000 +	24	2,205,633.82	9.69
3.000 - 3.999	125	10,407,367.42	45.74
1.000 - 1.499	122	10,118,327.42	44.47
4.000 - 4.999	1	41,552.10	0.18
5.000 - 5.999	1	51,845.18	0.23
6.000 - 6.999	112	9,272,746.76	40.75
7.000 +	8	752,183.38	3.31
1.500 - 1.999	3	289,040.00	1.27
7.000 +	3	289,040.00	1.27
LIBOR 2/6 ARM IO	7	676,524.97	2.97
3.000 - 3.999	7	676,524.97	2.97
1.000 - 1.499	7	676,524.97	2.97
6.000 - 6.999	5	465,324.97	2.04
7.000 +	2	211,200.00	0.93
LIBOR 3/6 ARM	19	2,530,000.43	11.12
3.000 - 3.999	19	2,530,000.43	11.12
1.000 - 1.499	18	2,463,700.43	10.83
6.000 - 6.999	16	2,075,329.71	9.12
7.000 +	2	388,370.72	1.71
1.500 - 1.999	1	66,300.00	0.29
7.000 +	1	66,300.00	0.29
LIBOR 3/6 ARM IO	4	618,720.00	2.72
3.000 - 3.999	4	618,720.00	2.72
1.000 - 1.499	4	618,720.00	2.72

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Cap Structure

PRODUCT INIT RATE CAP PER RATE CAP GROSS LIFE CAP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
6.000 - 6.999	4	618,720.00	2.72
LIBOR 5/6 ARM IO	1	136,800.00	0.60
3.000 - 3.999	1	136,800.00	0.60
1.000 - 1.499	1	136,800.00	0.60
6.000 - 6.999	1	136,800.00	0.60
TOTAL	265	22,755,241.38	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	79	5,822,831.56	25.59
FIXED-BALLOON	2	50,663.18	0.22
WSJ-1YRLIBOR	1	99,450.00	0.44
WSJ-6MLIBOR	183	16,782,296.64	73.75
TOTAL	265	22,755,241.38	100.00

Collateral Grouped by Next Roll

PRODUCT ROLL	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
BALLOON	2	50,663.18	0.22
- 5	2	50,663.18	0.22
FIXED	79	5,822,831.56	25.59
- 5	79	5,822,831.56	25.59
LIBOR 2/1 ARM	1	99,450.00	0.44
18 - 23	1	99,450.00	0.44
LIBOR 2/6 ARM	152	12,820,251.24	56.34
18 - 23	139	11,677,069.24	51.32
24 - 29	13	1,143,182.00	5.02
LIBOR 2/6 ARM IO	7	676,524.97	2.97
18 - 23	7	676,524.97	2.97
LIBOR 3/6 ARM	19	2,530,000.43	11.12
30 - 35	17	2,407,550.43	10.58
36 - 41	2	122,450.00	0.54
LIBOR 3/6 ARM IO	4	618,720.00	2.72
30 - 35	4	618,720.00	2.72
LIBOR 5/6 ARM IO	1	136,800.00	0.60
54 - 59	1	136,800.00	0.60
TOTAL	265	22,755,241.38	100.00

Collateral Grouped by Deal ID

POSITION DEAL ID	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
INV	255	21,886,249.38	96.18
570	1	399,737.01	1.76
AA0503	16	1,228,349.96	5.40
AC0510	1	80,128.87	0.35
AT0507	11	709,700.00	3.12
BR0505	7	510,720.99	2.24
CD0502	1	224,092.13	0.98
CG0506	89	6,780,919.00	29.80
CG0507	24	2,415,507.69	10.62
FH0509	1	279,472.36	1.23
FK0506	11	1,206,872.79	5.30
HQ0512	6	479,062.51	2.11
HR0502	1	320,000.00	1.41
MB0502	7	495,218.38	2.18
MT0506	1	90,932.46	0.40
OK0503	9	1,099,207.47	4.83

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Deal ID

POSITION DEAL ID	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
PL0505	7	552,687.63	2.43
PN0505	2	230,133.50	1.01
PN0506	1	72,720.00	0.32
RM0503	4	265,050.00	1.16
SG0503	37	2,751,536.88	12.09
UF0502	18	1,694,199.75	7.45
LNG	**10**	**868,992.00**	**3.82**
CO0504	1	66,300.00	0.29
HQ0514	8	759,942.00	3.34
UM0506	1	42,750.00	0.19
TOTAL	**265**	**22,755,241.38**	**100.00**

Collateral Grouped by Source

SOURCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AAMES CAPITAL	16	1,228,349.96	5.40
ACOUSTIC HOME LOANS	11	709,700.00	3.12
ALLIANCE MORTGAGE BA	1	80,128.87	0.35
BAYROCK MORTGAGE	7	510,720.99	2.24
CENDANT	1	224,092.13	0.98
CENTURY MORTGAGE COM	1	399,737.01	1.76
CIT MORTGAGE	113	9,196,426.69	40.41
CONCORD MORTGAGE	1	66,300.00	0.29
FIRST HORIZON	1	279,472.36	1.23
FRANKLIN FINANCIAL	11	1,206,872.79	5.30
HARBOURTON MORTGAGE	1	320,000.00	1.41
HOMEQUEST CAPITAL	14	1,239,004.51	5.44
MARIBELLA MORTGAGE L	7	495,218.38	2.18
MORTGAGE IT	1	90,932.46	0.40
OAK STREET	9	1,099,207.47	4.83
PINNACLE FINANCIAL	3	302,853.50	1.33
PLATINUM CAPITAL GRO	7	552,687.63	2.43
RESMAE MORTGAGE	4	265,050.00	1.16
SEBRING CAPITAL	37	2,751,536.88	12.09
UNIMORTGAGE	1	42,750.00	0.19
UNITED FINANCIAL	18	1,694,199.75	7.45
TOTAL	**265**	**22,755,241.38**	**100.00**

Collateral Grouped by Servicer

SERVICER NAME	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg SERV FEE	Wtd Avg TOTAL STRIP
EMC MORTGAGE	265	22,755,241.38	100.00	0.50000	0.50450
TOTAL	**265**	**22,755,241.38**	**100.00**	**0.50000**	**0.50450**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Alabama	50	5,458,449.33	0.69
Alaska	2	319,900.00	0.04
Arizona	190	29,449,092.15	3.74
Arkansas	30	2,702,716.22	0.34
California	1,018	237,853,068.62	30.18
Colorado	134	19,968,387.05	2.53
Connecticut	21	3,912,076.81	0.50
Delaware	7	1,317,207.69	0.17
Florida	527	78,633,737.21	9.98
Georgia	277	36,815,226.44	4.67
Hawaii	5	1,923,750.00	0.24
Idaho	17	1,794,646.92	0.23
Illinois	323	50,049,906.91	6.35
Indiana	91	8,516,993.28	1.08
Iowa	3	212,295.00	0.03
Kansas	33	2,610,557.71	0.33
Kentucky	38	3,120,247.59	0.40
Louisiana	32	2,843,846.99	0.36
Maryland	82	16,140,593.07	2.05
Massachusetts	5	1,256,512.38	0.16
Michigan	121	12,813,448.37	1.63
Minnesota	134	23,703,681.79	3.01
Mississippi	22	2,057,365.40	0.26
Missouri	123	12,245,910.29	1.55
Montana	1	195,750.00	0.02
Nebraska	2	298,810.00	0.04
Nevada	103	19,735,759.38	2.50
New Hampshire	1	256,000.00	0.03
New Jersey	79	16,012,505.96	2.03
New Mexico	6	1,096,678.66	0.14
New York	94	24,224,979.20	3.07
North Carolina	107	11,296,309.20	1.43
Ohio	143	13,150,439.65	1.67
Oklahoma	46	3,411,573.76	0.43
Oregon	41	5,743,223.60	0.73
Pennsylvania	111	11,819,835.67	1.50
Rhode Island	5	861,550.00	0.11
South Carolina	45	5,375,665.90	0.68
Tennessee	131	11,454,148.19	1.45
Texas	528	52,875,202.64	6.71
Utah	69	7,482,200.46	0.95
Vermont	1	106,756.35	0.01
Virginia	150	25,889,938.34	3.29
Washington	89	14,340,959.07	1.82
West Virginia	5	613,460.78	0.08
Wisconsin	53	6,157,172.92	0.78
TOTAL	**5,095**	**788,118,536.95**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

City Name	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg FICO SCORE
LOS ANGELES	68	16,518,800.22	2.1	636
CHICAGO	84	13,921,201.47	1.77	643
LAS VEGAS	60	12,031,858.51	1.53	635
HOUSTON	98	9,842,342.29	1.25	616
MIAMI	57	9,572,592.97	1.21	611

BSABS 2005-HE8 {SECOND LIEN}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON	532	29,403,501.60	76.23	10.09848	9.59398	55,294.59	180	178	2	673	41.67	99.48	99.48	0.00000	0.00000	0.00000	0.00000	0
FIXED	244	9,168,070.56	23.77	10.26582	9.76132	37,600.04	330	329	1	655	42.11	99.06	99.06	0.00000	0.00000	0.00000	0.00000	0
TOTAL	**776**	**38,571,572.16**	**100.00**	**10.13825**	**9.63375**	**49,730.84**	**216**	**214**	**2**	**669**	**41.78**	**99.38**	**99.38**	**0.00000**	**0.00000**	**0.00000**	**0.00000**	**0**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	447	14,014,137.16	36.33	10.1489	9.6444	235	2	31,351.54	99.31	99.31	661
50,000.00 - 99,999.99	284	19,385,412.65	50.26	10.1929	9.6884	204	2	68,258.50	99.53	99.53	669
100,000.00 - 149,999.99	41	4,553,213.59	11.80	9.9357	9.4312	191	2	111,053.99	99.53	99.53	692
150,000.00 - 199,999.99	4	618,808.76	1.60	9.6762	9.1717	238	2	154,702.19	95.07	95.07	695
TOTAL	**776**	**38,571,572.16**	**100.00**	**10.1383**	**9.6338**	**214**	**2**	**49,705.63**	**99.38**	**99.38**	**669**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.500 - 6.749	1	24,131	0.06	6.5000	5.9955	177	3	6.5000	6.5000	24,131	90.00	90.00	753
6.750 - 6.999	1	34,072	0.09	6.9900	6.4855	177	3	6.9900	6.9900	34,072	92.39	92.39	758
7.000 - 7.249	1	27,432	0.07	7.0000	6.4955	177	3	7.0000	7.0000	27,432	90.00	90.00	721
7.250 - 7.499	1	32,948	0.09	7.2500	6.7455	177	3	7.2500	7.2500	32,948	95.00	95.00	756
7.750 - 7.999	2	102,429	0.27	7.9249	7.4204	178	2	7.7500	7.9900	51,214	100.00	100.00	742
8.250 - 8.499	8	517,668	1.34	8.3618	7.8573	199	2	8.2500	8.4900	64,709	97.10	97.10	723
8.500 - 8.749	17	524,282	1.36	8.5923	8.0878	231	2	8.5000	8.7000	30,840	98.63	98.63	694
8.750 - 8.999	28	1,850,091	4.80	8.9163	8.4118	183	2	8.7500	8.9900	66,075	98.68	98.68	705
9.000 - 9.249	19	1,032,478	2.68	9.0708	8.5663	208	2	9.0000	9.2250	54,341	97.63	97.63	707
9.250 - 9.499	52	2,540,192	6.59	9.3688	8.8643	214	2	9.2500	9.4900	48,850	99.48	99.48	680
9.500 - 9.749	64	3,093,085	8.02	9.5966	9.0921	200	2	9.5000	9.7400	48,329	99.44	99.44	682
9.750 - 9.999	248	11,431,485	29.64	9.9043	9.3998	235	2	9.7500	9.9990	46,095	99.64	99.64	673
10.000 - 10.249	44	2,371,249	6.15	10.1137	9.6092	225	2	10.0000	10.2400	53,892	99.88	99.88	673
10.250 - 10.499	47	2,364,709	6.13	10.2915	9.7870	196	2	10.2500	10.4900	50,313	99.93	99.93	658
10.500 - 10.749	56	3,089,948	8.01	10.5386	10.0341	186	2	10.5000	10.7000	55,178	99.10	99.10	654
10.750 - 10.999	84	4,817,809	12.49	10.9209	10.4164	199	1	10.7500	10.9900	57,355	99.81	99.81	646
11.000 - 11.249	31	1,288,962	3.34	11.0989	10.5944	205	2	11.0000	11.2400	41,579	99.95	99.95	647
11.250 - 11.499	18	1,020,775	2.65	11.3438	10.8393	205	2	11.2500	11.4900	56,710	99.42	99.42	655
11.500 - 11.749	18	854,338	2.21	11.5570	11.0525	194	1	11.5000	11.6900	47,463	99.51	99.51	638
11.750 - 11.999	20	951,058	2.47	11.8665	11.3620	297	2	11.7500	11.9900	47,553	98.60	98.60	642
12.000 - 12.249	3	137,720	0.36	12.0568	11.5523	243	2	12.0000	12.1250	45,907	90.63	90.63	654
12.250 - 12.499	9	296,791	0.77	12.3989	11.8944	224	2	12.2500	12.4900	32,977	98.02	98.02	636

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {SECOND LIEN}

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
12.500 - 12.749	2	81,228	0.21	12.5508	12.0463	179	1	12.5000	12.6250	40,614	100.00	100.00	647
12.750 - 12.999	1	60,750	0.16	12.7500	12.2455	359	1	12.7500	12.7500	60,750	95.00	95.00	646
13.000 - 13.249	1	25,944	0.07	13.0000	12.4955	177	3	13.0000	13.0000	25,944	100.00	100.00	625
TOTAL	**776**	**38,571,572**	**100.00**	**10.1383**	**9.6338**	**214**	**2**	**6.5000**	**13.0000**	**49,706**	**99.38**	**99.38**	**669**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
80.01 - 85.00	4	211,724.78	0.55	10.53079	10.02629	325	2	52,931.20	83.65	83.65	666
85.01 - 90.00	16	1,013,681.68	2.63	9.29114	8.78664	190	2	63,355.11	89.86	89.86	686
90.01 - 95.00	46	1,892,477.41	4.91	10.33347	9.82897	224	2	41,140.81	94.82	94.82	663
95.01 - 100.00	710	35,453,688.29	91.92	10.14971	9.64521	214	2	49,934.77	99.99	99.99	669
TOTAL	**776**	**38,571,572.16**	**100.00**	**10.13825**	**9.63375**	**214**	**2**	**49,705.63**	**99.38**	**99.38**	**669**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
80.01 - 85.00	4	211,724.78	0.55	10.53079	10.02629	325	2	52,931.20	83.65	83.65	666
85.01 - 90.00	16	1,013,681.68	2.63	9.29114	8.78664	190	2	63,355.11	89.86	89.86	686
90.01 - 95.00	46	1,892,477.41	4.91	10.33347	9.82897	224	2	41,140.81	94.82	94.82	663
95.01 - 100.00	710	35,453,688.29	91.92	10.14971	9.64521	214	2	49,934.77	99.99	99.99	669
TOTAL	**776**	**38,571,572.16**	**100.00**	**10.13825**	**9.63375**	**214**	**2**	**49,705.63**	**99.38**	**99.38**	**669**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
580 - 599	1	14,800.00	0.04	14,800.00	11.49000	100.00	100.00	587
620 - 639	228	10,325,538.27	26.77	45,287.45	10.62470	99.42	99.42	629
640 - 659	187	8,906,721.07	23.09	47,629.52	10.31624	99.37	99.37	650
660 - 679	145	7,220,132.67	18.72	49,794.02	10.02497	99.39	99.39	669
680 - 699	92	4,912,848.42	12.74	53,400.53	9.88291	99.27	99.27	689
700 - 719	47	2,455,185.73	6.37	52,237.99	9.77519	99.86	99.86	709
720 - 739	32	1,703,136.28	4.42	53,223.01	9.40045	98.93	98.93	727
740 - 759	23	1,499,345.62	3.89	65,188.94	9.18066	99.56	99.56	750
760 - 779	17	1,246,365.08	3.23	73,315.59	9.40516	98.80	98.80	769
780 - 799	4	287,499.02	0.75	71,874.76	9.93529	100.00	100.00	785

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {SECOND LIEN}

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	776	38,571,572.16	100.00	49,705.63	10.13825	99.38	99.38	669

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	32	1,848,754.99	4.79
Condominium	61	2,822,177.79	7.32
PUD	128	6,604,617.98	17.12
Single Family	553	27,230,661.40	70.60
Townhouse	2	65,360.00	0.17
TOTAL	776	38,571,572.16	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	14	514,029.24	1.33
Owner Occupied	760	37,837,847.09	98.10
Second Home	2	219,695.83	0.57
TOTAL	776	38,571,572.16	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	306	12,840,114.59	33.29
Limited	3	159,090.00	0.41
Stated Income	467	25,572,367.57	66.30
TOTAL	776	38,571,572.16	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	1	70,000.00	0.18	70,000.00	9.99000	100.00	100.00	6.80
10.01 - 15.00	2	62,200.00	0.16	31,100.00	9.94748	96.30	96.30	11.43

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE8 {SECOND LIEN}

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
15.01 - 20.00	5	348,276.05	0.90	69,655.21	10.02038	98.73	98.73	18.85
20.01 - 25.00	12	418,661.95	1.09	34,888.50	10.27194	99.51	99.51	23.27
25.01 - 30.00	43	1,636,831.62	4.24	38,065.85	10.29733	99.59	99.59	27.71
30.01 - 35.00	61	2,646,925.10	6.86	43,392.21	10.01938	99.61	99.61	32.51
35.01 - 40.00	168	8,181,823.17	21.21	48,701.33	10.11386	99.82	99.82	37.95
40.01 - 45.00	212	10,756,843.48	27.89	50,739.83	10.18396	99.32	99.32	42.39
45.01 - 50.00	236	12,279,307.11	31.84	52,030.96	10.15705	99.05	99.05	47.50
50.01 - 55.00	36	2,170,703.68	5.63	60,297.32	9.92569	99.59	99.59	51.90
TOTAL	**776**	**38,571,572.16**	**100.00**	**49,705.63**	**10.13825**	**99.38**	**99.38**	**41.78**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	102	4,758,255.46	12.34
Purchase	655	33,150,447.68	85.95
Rate/Term Refinance	19	662,869.02	1.72
TOTAL	**776**	**38,571,572.16**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
Second Lien	776	38,571,572.16	100.00	49,705.63	10.13825	99.38	669
TOTAL	**776**	**38,571,572.16**	**100.00**	**49,705.63**	**10.13825**	**99.38**	**669**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	244	9,168,070.56	23.77
Yes	532	29,403,501.60	76.23
TOTAL	**776**	**38,571,572.16**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**396**	**17,546,604.06**	**45.49**
No PP	396	17,546,604.06	45.49
Yes	**380**	**21,024,968.10**	**54.51**
1Y PP	28	1,808,857.47	4.69
2Y PP	256	14,443,077.69	37.44
3Y PP	96	4,773,032.94	12.37
TOTAL	**776**	**38,571,572.16**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	1	63,980.00	0.17
AL	3	58,390.00	0.15
AZ	45	2,036,647.19	5.28
CA	231	16,370,705.89	42.44
CO	33	1,350,673.34	3.50
CT	1	42,240.00	0.11
DE	1	109,500.00	0.28
FL	62	2,280,697.31	5.91
GA	27	1,234,061.02	3.20
HI	1	89,250.00	0.23
IA	1	28,000.00	0.07
ID	4	169,352.76	0.44
IL	58	2,611,463.79	6.77
IN	13	341,449.82	0.89
KS	8	214,785.25	0.56
KY	5	112,284.06	0.29
LA	2	56,400.00	0.15
MD	15	1,063,611.43	2.76
MI	12	383,545.14	0.99
MN	14	614,312.02	1.59
MO	23	787,629.16	2.04
MS	1	31,391.94	0.08
NC	6	187,833.29	0.49
NJ	13	761,673.71	1.97
NV	16	813,415.24	2.11
NY	13	1,025,482.69	2.66
OH	8	280,898.91	0.73
OK	4	119,603.25	0.31
OR	5	239,336.96	0.62
PA	2	66,741.16	0.17

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
RI	1	47,980.00	0.12
SC	2	59,200.00	0.15
TN	9	210,544.20	0.55
TX	70	2,128,798.27	5.52
UT	21	687,016.91	1.78
VA	26	1,220,374.90	3.16
WA	15	606,350.94	1.57
WI	3	51,864.06	0.13
WV	1	14,087.55	0.04
TOTAL	**776**	**38,571,572.16**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	**776**	**38,571,572.16**	**100.00**
0.000 - 0.499	776	38,571,572.16	100.00
TOTAL	**776**	**38,571,572.16**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	244	9,168,070.56	23.77
FIXED-BALLOON	532	29,403,501.60	76.23
TOTAL	**776**	**38,571,572.16**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON	532	29,403,501.60	76.23	10.09848	9.59398	55,294.59	180	178	2	673	41.67	99.48	99.48	0.00000	0.00000	0.00000	0.00000	0
FIXED	244	9,168,070.56	23.77	10.26582	9.76132	37,600.04	330	329	1	655	42.11	99.06	99.06	0.00000	0.00000	0.00000	0.00000	0
TOTAL	**776**	**38,571,572.16**	**100.00**	**10.13825**	**9.63375**	**49,730.84**	**216**	**214**	**2**	**669**	**41.78**	**99.38**	**99.38**	**0.00000**	**0.00000**	**0.00000**	**0.00000**	**0**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
NON-IO	776	38,571,572.16	100.00
TOTAL	**776**	**38,571,572.16**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE8 {INTEREST ONLY}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	2	502,400.00	0.20	6.71099	6.20649	251,200.00	360	358	2	678	33.27	80.00	90.45	3.25000	1.00000	1.00000	7.00000	4
FIXED IO	12	2,854,992.00	1.16	7.23830	6.73380	237,916.00	360	360	0	639	41.62	83.73	89.30	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	696	172,470,837.15	69.86	6.92524	6.42074	247,815.08	360	358	2	648	41.02	81.89	93.24	5.95626	2.34099	1.19564	6.48969	22
LIBOR 3/1 ARM IO	2	173,520.00	0.07	7.89886	7.39436	86,760.00	360	358	2	638	49.10	92.91	100.00	6.50000	3.00000	1.00000	6.00000	34
LIBOR 3/6 ARM IO	299	65,791,340.67	26.65	6.98034	6.47584	220,044.78	360	358	2	638	41.38	83.55	91.73	6.41220	2.97556	1.01739	6.03984	34
LIBOR 5/6 ARM IO	18	5,093,115.61	2.06	6.37155	5.86705	283,025.00	360	358	2	664	41.10	77.43	86.17	5.26324	2.62579	1.17920	6.35962	58
TOTAL	1,029	246,886,205.43	100.00	6.93237	6.42787	239,939.79	360	358	2	646	41.12	82.27	92.65	6.05953	2.51572	1.14670	6.36640	26

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	2	85,799.99	0.03	7.8821	7.3776	359	1	42,900.00	58.73	58.73	650
50,000.00 - 99,999.99	71	5,782,220.37	2.34	7.5740	7.0695	358	2	81,439.72	82.16	95.87	637
100,000.00 - 149,999.99	202	25,379,976.19	10.28	7.3361	6.8316	359	1	125,643.45	83.02	94.96	636
150,000.00 - 199,999.99	171	29,785,733.03	12.06	7.0895	6.5850	358	2	174,185.57	82.67	93.64	644
200,000.00 - 249,999.99	167	37,673,495.25	15.26	6.9462	6.4417	358	2	225,589.79	82.06	93.60	648
250,000.00 - 299,999.99	133	36,392,358.04	14.74	6.8832	6.3787	357	2	273,626.75	80.88	92.09	645
300,000.00 - 349,999.99	95	30,878,462.44	12.51	6.7590	6.2545	358	2	325,036.45	81.66	92.09	654
350,000.00 - 399,999.99	78	29,148,708.32	11.81	6.7649	6.2604	358	2	373,701.39	82.85	92.54	644
400,000.00 - 449,999.99	59	24,862,798.45	10.07	6.7634	6.2589	358	2	421,403.36	82.64	91.99	649
450,000.00 - 499,999.99	29	13,673,971.62	5.54	6.7135	6.2090	358	2	471,516.26	83.40	90.50	655
500,000.00 - 549,999.99	9	4,654,600.00	1.89	6.8507	6.3462	359	1	517,177.78	87.07	89.40	623
550,000.00 - 599,999.99	3	1,730,500.00	0.70	7.0899	6.5854	359	1	576,833.33	83.46	93.31	612
600,000.00 - 649,999.99	6	3,724,043.73	1.51	7.1557	6.6512	359	1	620,673.95	81.20	87.95	653
650,000.00 - 699,999.99	2	1,365,038.00	0.55	6.8531	6.3486	358	2	682,519.00	85.04	90.00	629
700,000.00 - 749,999.99	1	748,500.00	0.30	7.5000	6.9955	358	2	748,500.00	78.79	87.74	617
1,000,000.00 - 1,049,999.99	1	1,000,000.00	0.41	5.8750	5.3705	357	3	1,000,000.00	67.80	77.80	649
TOTAL	1,029	246,886,205.43	100.00	6.9324	6.4279	358	2	239,928.29	82.27	92.65	646

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	1	375,000	0.15	4.9750	4.4705	358	2	4.9750	4.9750	375,000	56.90	56.90	642
5.000 - 5.249	2	855,215	0.35	5.0623	4.5578	358	2	5.0500	5.0750	427,607	80.00	100.00	717
5.250 - 5.499	7	2,075,504	0.84	5.2915	4.7870	358	2	5.2500	5.3500	296,501	79.50	92.35	702
5.500 - 5.749	18	4,113,681	1.67	5.6036	5.0991	358	2	5.5000	5.7250	228,538	77.21	86.26	656
5.750 - 5.999	72	20,001,580	8.10	5.8675	5.3630	358	2	5.7500	5.9900	277,800	78.52	89.35	655
6.000 - 6.249	68	17,945,359	7.27	6.1065	5.6020	358	2	6.0000	6.2450	263,902	80.46	94.28	665
6.250 - 6.499	117	29,390,889	11.90	6.3463	5.8418	358	2	6.2500	6.4900	251,204	80.65	95.53	664
6.500 - 6.749	122	32,734,960	13.26	6.5798	6.0753	358	2	6.5000	6.7400	268,319	82.22	92.90	651

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.750 - 6.999	189	47,603,512	19.28	6.8760	6.3715	359	1	6.7500	6.9900	251,870	81.24	92.43	644
7.000 - 7.249	64	14,399,846	5.83	7.1148	6.6103	358	2	7.0000	7.2300	224,998	82.56	94.39	641
7.250 - 7.499	89	22,421,287	9.08	7.3231	6.8186	358	2	7.2500	7.4900	251,925	81.88	91.80	638
7.500 - 7.749	70	15,515,081	6.28	7.5786	7.0741	358	2	7.5000	7.7200	221,644	84.59	92.72	639
7.750 - 7.999	78	15,884,330	6.43	7.8944	7.3899	359	1	7.7500	7.9900	203,645	85.69	91.91	628
8.000 - 8.249	17	3,022,147	1.22	8.1454	7.6409	359	1	8.0000	8.2400	177,773	87.26	92.73	605
8.250 - 8.499	30	5,535,197	2.24	8.3561	7.8516	349	1	8.2500	8.4900	184,507	86.77	91.55	631
8.500 - 8.749	35	6,231,848	2.52	8.5977	8.0932	359	1	8.5000	8.7400	178,053	89.21	93.04	617
8.750 - 8.999	17	3,010,091	1.22	8.8530	8.3485	359	1	8.7500	8.9900	177,064	90.59	91.71	600
9.000 - 9.249	11	1,919,467	0.78	9.1026	8.5981	359	1	9.0000	9.1700	174,497	88.68	93.28	605
9.250 - 9.499	8	1,640,140	0.66	9.3366	8.8321	359	1	9.2500	9.4500	205,018	97.85	97.85	604
9.500 - 9.749	7	1,199,321	0.49	9.5447	9.0402	360	0	9.5000	9.7000	171,332	85.52	85.52	582
9.750 - 9.999	2	350,000	0.14	9.7500	9.2455	360	0	9.7500	9.7500	175,000	93.39	93.39	566
10.000 - 10.249	3	522,950	0.21	10.0786	9.5741	360	0	10.0000	10.1250	174,317	86.55	86.55	603
10.250 - 10.499	1	40,700	0.02	10.3000	9.7955	360	0	10.3000	10.3000	40,700	100.00	100.00	648
10.500 - 10.749	1	98,100	0.04	10.6250	10.1205	360	0	10.6250	10.6250	98,100	90.00	90.00	597
TOTAL	1,029	246,886,205	100.00	6.9324	6.4279	358	2	4.9750	10.6250	239,928	82.27	92.65	646

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	5	759,599.99	0.31	7.35481	6.85031	359	1	151,920.00	42.51	42.51	582
50.01 - 55.00	2	527,500.00	0.21	5.74491	5.24041	359	1	263,750.00	52.16	52.16	604
55.01 - 60.00	6	1,802,749.99	0.73	5.90680	5.40230	358	2	300,458.33	57.96	57.96	614
60.01 - 65.00	9	2,451,847.81	0.99	6.83016	6.32566	359	1	272,427.53	63.97	67.94	625
65.01 - 70.00	21	5,996,145.00	2.43	6.61170	6.10720	358	2	285,530.71	68.32	73.11	628
70.01 - 75.00	30	6,311,536.96	2.56	7.02965	6.52515	359	2	210,384.57	74.12	74.71	617
75.01 - 80.00	644	150,334,083.66	60.89	6.72769	6.22319	358	2	233,438.02	79.88	96.49	658
80.01 - 85.00	68	18,640,471.87	7.55	7.03071	6.52621	359	1	274,124.59	84.43	84.70	619
85.01 - 90.00	152	39,356,073.75	15.94	7.25792	6.75342	359	2	258,921.54	89.78	90.17	629
90.01 - 95.00	52	13,284,448.91	5.38	7.66941	7.16491	358	2	255,470.17	94.52	94.71	634
95.01 - 100.00	40	7,421,747.49	3.01	8.28618	7.78168	359	2	185,543.69	99.75	99.75	624
TOTAL	1,029	246,886,205.43	100.00	6.93237	6.42787	358	2	239,928.29	82.27	92.65	646

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	5	759,599.99	0.31	7.35481	6.85031	359	1	151,920.00	42.51	42.51	582
50.01 - 55.00	2	527,500.00	0.21	5.74491	5.24041	359	1	263,750.00	52.16	52.16	604
55.01 - 60.00	6	1,802,749.99	0.73	5.90680	5.40230	358	2	300,458.33	57.96	57.96	614

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
60.01 - 65.00	8	2,062,974.71	0.84	7.03377	6.52927	359	1	257,871.84	63.78	63.78	596
65.01 - 70.00	17	4,097,345.00	1.66	6.94950	6.44500	359	1	241,020.29	68.07	68.07	609
70.01 - 75.00	28	6,106,736.96	2.47	7.04361	6.53911	359	2	218,097.75	74.15	74.15	616
75.01 - 80.00	79	21,975,848.43	8.90	6.72751	6.22301	358	2	278,175.30	78.69	79.15	631
80.01 - 85.00	70	19,129,923.33	7.75	7.00470	6.50020	359	1	273,284.62	84.16	84.36	622
85.01 - 90.00	153	42,499,076.37	17.21	7.16904	6.66454	359	1	277,771.74	88.35	89.75	634
90.01 - 95.00	79	19,796,289.03	8.02	7.37849	6.87399	358	2	250,585.94	89.57	94.58	645
95.01 - 100.00	582	128,128,161.62	51.90	6.81862	6.31412	358	2	220,151.48	81.29	99.95	660
TOTAL	**1,029**	**246,886,205.43**	**100.00**	**6.93237**	**6.42787**	**358**	**2**	**239,928.29**	**82.27**	**92.65**	**646**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
520 - 539	6	1,415,050.00	0.57	235,841.67	8.62840	81.84	81.84	531
540 - 559	19	4,978,456.71	2.02	262,024.04	7.52842	76.37	76.37	552
560 - 579	47	12,242,397.99	4.96	260,476.55	7.45381	83.56	84.28	570
580 - 599	113	25,844,131.03	10.47	228,709.12	7.31648	84.04	90.27	589
600 - 619	143	30,660,011.43	12.42	214,405.67	7.22872	83.53	90.91	610
620 - 639	173	40,824,602.73	16.54	235,980.36	6.83346	81.94	92.88	630
640 - 659	178	43,423,894.12	17.59	243,954.46	6.87899	82.05	93.76	649
660 - 679	128	32,669,537.16	13.23	255,230.76	6.69522	82.80	94.18	669
680 - 699	91	20,681,862.02	8.38	227,273.21	6.54639	80.66	96.50	689
700 - 719	56	14,129,864.06	5.72	252,319.00	6.74136	82.45	95.89	709
720 - 739	28	7,425,559.00	3.01	265,198.54	6.74623	80.46	94.77	727
740 - 759	29	8,310,628.28	3.37	286,573.39	6.48070	81.21	98.52	749
760 - 779	15	3,621,308.90	1.47	241,420.59	6.64668	79.09	95.76	769
780 - 799	3	658,902.00	0.27	219,634.00	7.22430	81.58	99.47	788
TOTAL	**1,029**	**246,886,205.43**	**100.00**	**239,928.29**	**6.93237**	**82.27**	**92.65**	**646**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	36	9,917,925.97	4.02
Condominium	75	15,401,193.74	6.24
PUD	198	51,421,470.44	20.83
Single Family	718	169,762,695.28	68.76
Townhouse	2	382,920.00	0.16
TOTAL	**1,029**	**246,886,205.43**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE8 {INTEREST ONLY}

Collateral Grouped by Occupancy Type			
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	73	13,896,733.10	5.63
Owner Occupied	948	231,683,508.53	93.84
Second Home	8	1,305,963.80	0.53
TOTAL	**1,029**	**246,886,205.43**	**100.00**

Collateral Grouped by Documentation Type			
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	521	114,364,329.48	46.32
Limited	5	1,242,610.00	0.50
Stated Income	503	131,279,265.95	53.17
TOTAL	**1,029**	**246,886,205.43**	**100.00**

Collateral Grouped by Back Ratio (DTI)								
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	220,000.00	0.09	220,000.00	5.99000	80.00	100.00	2.80
5.01 - 10.00	2	492,000.00	0.20	246,000.00	7.22675	88.01	99.40	7.39
10.01 - 15.00	4	1,913,539.00	0.78	478,384.75	6.74838	83.42	85.83	13.03
15.01 - 20.00	14	2,696,339.99	1.09	192,595.71	7.23770	83.28	89.84	18.53
20.01 - 25.00	16	3,714,963.76	1.50	232,185.24	6.82638	80.68	85.87	22.86
25.01 - 30.00	55	10,833,789.72	4.39	196,977.99	6.95023	81.72	89.08	27.95
30.01 - 35.00	105	23,480,094.91	9.51	223,619.95	6.94029	82.31	88.96	32.91
35.01 - 40.00	202	50,649,013.32	20.52	250,737.69	6.85233	81.66	93.05	37.69
40.01 - 45.00	256	63,734,396.17	25.82	248,962.49	6.96253	82.10	93.60	42.45
45.01 - 50.00	318	76,201,584.65	30.87	239,627.62	6.97110	82.85	93.35	47.53
50.01 - 55.00	56	12,950,483.91	5.25	231,258.64	6.83867	82.29	95.07	52.18
TOTAL	**1,029**	**246,886,205.43**	**100.00**	**239,928.29**	**6.93237**	**82.27**	**92.65**	**41.12**

Collateral Grouped by Loan Purpose			
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	338	88,008,635.54	35.65
Purchase	652	150,827,129.34	61.09
Rate/Term Refinance	39	8,050,440.55	3.26
TOTAL	**1,029**	**246,886,205.43**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {INTEREST ONLY}

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,029	246,886,205.43	100.00	239,928.29	6.93237	92.65	646
TOTAL	1,029	246,886,205.43	100.00	239,928.29	6.93237	92.65	646

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,029	246,886,205.43	100.00
TOTAL	1,029	246,886,205.43	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	176	37,669,809.00	15.26
No PP	176	37,669,809.00	15.26
Yes	853	209,216,396.43	84.74
1Y PP	46	13,454,438.76	5.45
2Y PP	547	135,881,253.59	55.04
3Y PP	253	58,136,402.09	23.55
5Y PP	4	1,085,941.99	0.44
6M PP	3	658,360.00	0.27
TOTAL	1,029	246,886,205.43	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	1	255,920.00	0.10
AL	6	736,277.00	0.30
AR	4	520,850.00	0.21
AZ	60	13,407,074.84	5.43
CA	387	118,872,349.41	48.15
CO	48	8,235,708.90	3.34
DE	1	297,500.00	0.12
FL	80	15,096,390.34	6.11
GA	111	17,662,470.40	7.15
HI	2	904,000.00	0.37
ID	5	676,349.79	0.27
IL	39	8,582,853.65	3.48

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
IN	4	573,662.98	0.23
KS	4	627,360.00	0.25
KY	2	202,339.00	0.08
MD	27	7,932,185.07	3.21
MI	16	2,590,748.69	1.05
MN	27	5,586,775.38	2.26
MO	13	2,148,790.00	0.87
MS	1	164,000.00	0.07
NC	3	326,550.00	0.13
NJ	8	2,398,640.44	0.97
NV	33	8,372,508.79	3.39
NY	14	4,775,700.00	1.93
OH	6	661,099.98	0.27
OK	1	75,900.00	0.03
OR	9	1,691,409.37	0.69
PA	3	921,966.57	0.37
TN	3	265,450.00	0.11
TX	17	2,598,662.32	1.05
UT	16	2,332,863.33	0.94
VA	36	8,972,260.00	3.63
WA	35	7,192,752.83	2.91
WI	6	906,836.35	0.37
WV	1	320,000.00	0.13
TOTAL	**1,029**	**246,886,205.43**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**1,017**	**244,031,213.43**	**98.84**
2.000 - 2.499	1	413,000.00	0.17
3.000 - 3.499	14	3,823,870.60	1.55
3.500 - 3.999	10	2,724,720.82	1.10
4.000 - 4.499	34	7,860,645.23	3.18
4.500 - 4.999	43	8,204,636.24	3.32
5.000 - 5.499	102	23,967,909.86	9.71
5.500 - 5.999	154	39,261,880.80	15.90
6.000 - 6.499	357	92,377,635.10	37.42
6.500 - 6.999	145	35,313,501.58	14.30
7.000 - 7.499	54	10,959,151.99	4.44
7.500 - 7.999	46	9,166,471.80	3.71
8.000 - 8.499	30	5,291,558.00	2.14
8.500 - 8.999	16	2,900,560.00	1.17
9.000 - 9.499	8	1,290,010.00	0.52

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {INTEREST ONLY}

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
9.500 - 9.999	3	475,661.41	0.19
FIXED	**12**	**2,854,992.00**	**1.16**
0.000 - 0.499	12	2,854,992.00	1.16
TOTAL	**1,029**	**246,886,205.43**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	12	2,854,992.00	1.16
FNMA-6MLIBOR	1	240,000.00	0.10
WSJ-1YRLIBOR	2	173,520.00	0.07
WSJ-6MLIBOR	1,014	243,617,693.43	98.68
TOTAL	**1,029**	**246,886,205.43**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	2	502,400.00	0.20	6.71099	6.20649	251,200.00	360	358	2	678	33.27	80.00	90.45	3.25000	1.00000	1.00000	7.00000	4
FIXED IO	12	2,854,992.00	1.16	7.23830	6.73380	237,916.00	360	360	0	639	41.62	83.73	89.30	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	696	172,470,837.15	69.86	6.92524	6.42074	247,815.08	360	358	2	648	41.02	81.89	93.24	5.95626	2.34099	1.19564	6.48969	22
LIBOR 3/1 ARM IO	2	173,520.00	0.07	7.89886	7.39436	86,760.00	360	358	2	638	49.10	92.91	100.00	6.50000	3.00000	1.00000	6.00000	34
LIBOR 3/6 ARM IO	299	65,791,340.67	26.65	6.98034	6.47584	220,044.78	360	358	2	638	41.38	83.55	91.73	6.41220	2.97556	1.01739	6.03984	34
LIBOR 5/6 ARM IO	18	5,093,115.61	2.06	6.37155	5.86705	283,025.00	360	358	2	664	41.10	77.43	86.17	5.26324	2.62579	1.17920	6.35962	58
TOTAL	**1,029**	**246,886,205.43**	**100.00**	**6.93237**	**6.42787**	**239,939.79**	**360**	**358**	**2**	**646**	**41.12**	**82.27**	**92.65**	**6.05953**	**2.51572**	**1.14670**	**6.36640**	**26**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	31	8,101,208.60	3.28
2 YEARS	437	113,128,416.30	45.82
3 YEARS	113	27,437,986.78	11.11
5 YEARS	438	95,736,466.64	38.78
7 YEARS	9	2,154,377.11	0.87
ERROR	1	327,750.00	0.13
TOTAL	**1,029**	**246,886,205.43**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE8 {FICO BREAKS}

Collateral Grouped by Product Type

DEAL INFO PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Min CURRENT BALANCE	Max CURRENT BALANCE	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg MAX RATE	Wtd Avg MIN RATE	Wtd Avg ROLL
GROUP I: PRIVATE GROUP	**5,095**	**788,118,536.95**	**100.00**	**7.39251**	**0.50450**	**6.88801**	**4.67500**	**13.00000**	**10,000.00**	**1,000,000.00**	**154,752.27**	**350**	**348**	**2**	**627**	**40.84**	**82.35**	**88.42**	**6.17960**	**2.47285**	**1.09442**	**6.22415**	**13.49608**	**6.86071**	**25**
6MLIBOR IO	2	502,400.00	0.06	6.71099	0.50450	6.20649	5.87500	7.62500	240,000.00	262,400.00	251,200.00	360	358	2	678	33.27	80.00	90.45	3.25000	1.00000	1.00000	7.00000	13.71099	3.25000	4
BALLOON	533	29,976,530.29	3.80	10.02396	0.50450	9.51946	6.20000	13.00000	13,350.00	573,028.69	56,271.52	180	178	2	674	41.63	99.10	99.48	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0
FIXED	1,194	139,108,626.77	17.65	7.36235	0.50450	6.85785	4.67500	12.75000	10,000.00	710,578.48	116,581.05	342	340	2	630	40.17	78.44	81.32	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	12	2,854,992.00	0.36	7.23830	0.50450	6.73380	6.37500	8.35000	100,000.00	484,000.00	237,916.00	360	360	0	639	41.62	83.73	89.30	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/1 ARM	1	99,450.00	0.01	9.45000	0.50450	8.94550	9.45000	9.45000	99,450.00	99,450.00	99,450.00	360	358	2	555	38.20	85.00	90.00	5.95000	3.00000	1.00000	6.00000	15.45000	9.45000	22
LIBOR 2/6 ARM	1,931	305,470,148.01	38.76	7.47554	0.50450	6.97104	4.95000	11.75000	24,982.35	807,224.42	158,285.33	360	358	2	611	41.04	82.29	87.57	6.13769	2.34196	1.06979	6.14643	13.62198	6.86664	22
LIBOR 2/6 ARM IO	696	172,470,837.15	21.88	6.92524	0.50450	6.42074	4.97500	10.30000	40,700.00	688,500.00	247,815.08	360	358	2	648	41.02	81.89	93.24	5.95626	2.34099	1.19564	6.48969	13.41465	6.67930	22
LIBOR 3/1 ARM IO	2	173,520.00	0.02	7.89886	0.50450	7.39436	7.50000	8.62500	61,520.00	112,000.00	86,760.00	360	358	2	638	49.10	92.91	100.00	6.50000	3.00000	1.00000	6.00000	13.89886	7.89886	34
LIBOR 3/6 ARM	383	61,480,278.41	7.80	7.64538	0.50450	7.14088	5.03200	11.25000	18,983.48	562,500.00	160,634.44	360	358	2	602	39.77	83.99	86.80	6.93417	2.93502	1.01724	6.05771	13.70309	7.54626	34
LIBOR 3/6 ARM IO	299	65,791,340.67	8.35	6.98034	0.50450	6.47584	5.27500	10.62500	64,800.00	1,000,000.00	220,044.78	360	358	2	638	41.38	83.55	91.73	6.41220	2.97556	1.01739	6.03984	13.02018	6.92510	34
LIBOR 5/6 ARM	23	5,012,361.12	0.64	6.95134	0.50450	6.44684	5.00000	10.20000	78,400.00	476,692.71	218,167.39	360	358	2	626	41.27	77.92	81.65	5.34886	2.64038	1.00000	6.10188	13.05322	5.41840	58
LIBOR 5/6 ARM IO	18	5,093,115.61	0.65	6.37155	0.50450	5.86705	5.25000	7.99000	64,399.99	542,500.00	283,025.00	360	358	2	664	41.10	77.43	86.17	5.26324	2.62579	1.17920	6.35962	12.73117	5.26161	58
LIBOR 7/6 ARM	1	84,936.92	0.01	7.50000	0.50450	6.99550	7.50000	7.50000	84,936.92	84,936.92	85,000.00	360	357	3	674	28.66	100.00	100.00	5.00000	5.00000	1.00000	5.00000	12.50000	5.00000	81
TOTAL	**5,095**	**788,118,536.95**	**100.00**	**7.39251**	**0.50450**	**6.88801**	**4.67500**	**13.00000**	**10,000.00**	**1,000,000.00**	**154,752.27**	**350**	**348**	**2**	**627**	**40.84**	**82.35**	**88.42**	**6.17960**	**2.47285**	**1.09442**	**6.22415**	**13.49608**	**6.86071**	**25**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	Wtd Avg COMBO LTV	Max COMBO LTV	Wtd Avg FICO SCORE	Min CURRENT BALANCE	Max CURRENT BALANCE
0.00 - 49,999.99	592	19,980,847.10	2.54	9.6807	9.1762	262	2	5.7000	13.0000	33,751.43	92.46	100.00	92.84	100.00	640	10,000.00	49,982.14
50,000.00 - 99,999.99	1,367	101,616,852.49	12.89	8.3615	7.8570	319	2	5.0000	12.7500	74,335.66	85.30	100.00	89.86	100.00	624	50,000.00	99,960.00
100,000.00 - 149,999.99	1,107	136,376,640.29	17.30	7.6043	7.0998	350	2	5.0000	11.5000	123,194.80	83.30	100.00	90.27	100.00	622	100,000.00	149,900.00
150,000.00 - 199,999.99	637	110,726,821.08	14.05	7.2887	6.7842	356	2	5.3000	10.9500	173,825.46	81.55	100.00	87.77	100.00	620	150,000.00	199,920.00
200,000.00 - 249,999.99	510	114,049,576.65	14.47	7.1063	6.6018	357	2	5.0000	10.5000	223,626.62	80.78	100.00	87.20	100.00	626	200,000.00	249,830.55
250,000.00 - 299,999.99	326	88,917,270.77	11.28	7.0381	6.5336	357	2	4.6750	10.3000	272,752.36	80.71	100.00	87.45	100.00	628	250,000.00	299,900.00
300,000.00 - 349,999.99	217	69,974,985.61	8.88	6.9313	6.4268	356	2	5.2500	10.7750	322,465.37	80.04	100.00	86.31	100.00	630	300,000.00	349,871.71
350,000.00 - 399,999.99	154	57,531,284.30	7.30	7.0140	6.5095	357	2	4.9500	9.9500	373,579.77	82.78	100.00	89.21	100.00	629	350,000.00	399,920.00
400,000.00 - 449,999.99	90	38,092,060.43	4.83	6.8642	6.3597	358	2	5.0500	9.3750	423,245.12	82.13	100.00	90.19	100.00	645	400,000.00	449,999.99
450,000.00 - 499,999.99	49	23,083,220.62	2.93	6.9465	6.4420	358	2	5.2500	9.7500	471,086.14	83.39	100.00	88.00	100.00	644	450,000.00	499,900.00
500,000.00 - 549,999.99	17	8,744,041.86	1.11	7.1119	6.6074	358	2	5.7500	9.5000	514,355.40	82.84	100.00	84.08	100.00	603	500,000.00	542,500.00
550,000.00 - 599,999.99	11	6,364,671.56	0.81	7.0456	6.5411	342	2	6.2000	8.9900	578,606.51	79.81	90.00	86.13	100.00	638	559,000.00	599,579.17
600,000.00 - 649,999.99	8	5,014,221.11	0.64	7.1081	6.6036	359	1	6.0000	8.8750	626,777.64	76.37	90.00	81.38	100.00	643	600,000.00	649,389.18
650,000.00 - 699,999.99	2	1,365,038.00	0.17	6.8531	6.3486	358	2	6.5000	7.2000	682,519.00	85.04	90.00	90.00	90.00	629	676,538.00	688,500.00
700,000.00 - 749,999.99	5	3,677,530.66	0.47	6.7069	6.2024	359	1	5.9900	7.5000	735,506.13	80.12	84.75	86.84	100.00	653	710,578.48	749,999.00
750,000.00 - 799,999.99	1	796,250.00	0.10	5.9900	5.4855	358	2	5.9900	5.9900	796,250.00	62.70	62.70	62.70	62.70	620	796,250.00	796,250.00
800,000.00 - 849,999.99	1	807,224.42	0.10	6.1900	5.6855	358	2	6.1900	6.1900	807,224.42	58.34	58.34	58.34	58.34	660	807,224.42	807,224.42
1,000,000.00 - 1,049,999.99	1	1,000,000.00	0.13	5.8750	5.3705	357	3	5.8750	5.8750	1,000,000.00	67.80	67.80	77.80	77.80	649	1,000,000.00	1,000,000.00
TOTAL	**5,095**	**788,118,536.95**	**100.00**	**7.3925**	**6.8880**	**348**	**2**	**4.6750**	**13.0000**	**154,684.70**	**82.35**	**100.00**	**88.42**	**100.00**	**627**	**10,000.00**	**1,000,000.00**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.500 - 4.749	1	255,000	0.03	4.6750	4.1705	358	2	4.6750	4.6750	255,000	66.23	66.23	701
4.750 - 4.999	2	739,512	0.09	4.9627	4.4582	357	3	4.9500	4.9750	369,756	73.22	75.68	615
5.000 - 5.249	9	2,277,709	0.29	5.0649	4.5604	358	2	5.0000	5.2000	253,079	75.40	85.45	690
5.250 - 5.499	20	4,426,662	0.56	5.3258	4.8213	354	2	5.2500	5.4500	221,333	74.90	84.33	675
5.500 - 5.749	50	9,588,566	1.22	5.6048	5.1003	358	2	5.5000	5.7300	191,771	73.28	81.71	653
5.750 - 5.999	219	51,604,927	6.55	5.8814	5.3769	355	2	5.7500	5.9900	235,639	76.26	84.07	650
6.000 - 6.249	189	42,740,246	5.42	6.1103	5.6058	352	2	6.0000	6.2450	226,139	78.02	88.80	658
6.250 - 6.499	315	67,413,992	8.55	6.3497	5.8452	356	2	6.2500	6.4900	214,013	78.30	88.31	651
6.500 - 6.749	363	73,465,166	9.32	6.5847	6.0802	353	2	6.5000	6.7400	202,383	80.33	88.42	643
6.750 - 6.999	535	107,730,902	13.67	6.8741	6.3696	356	2	6.7500	6.9950	201,366	80.39	88.44	631
7.000 - 7.249	245	42,219,984	5.36	7.1069	6.6024	355	2	7.0000	7.2400	172,326	81.38	89.38	625
7.250 - 7.499	379	67,537,318	8.57	7.3422	6.8377	356	2	7.2500	7.4900	178,199	81.62	87.05	622
7.500 - 7.749	368	60,892,025	7.73	7.5881	7.0836	355	2	7.5000	7.7450	165,467	83.35	88.69	615
7.750 - 7.999	407	65,658,204	8.33	7.8866	7.3821	356	2	7.7500	7.9990	161,322	83.98	87.24	606
8.000 - 8.249	182	23,201,166	2.94	8.1146	7.6101	356	2	8.0000	8.2400	127,479	84.04	87.58	596
8.250 - 8.499	229	30,062,517	3.81	8.3557	7.8512	351	2	8.2500	8.4990	131,277	86.19	89.77	605
8.500 - 8.749	227	29,261,850	3.71	8.5933	8.0888	353	1	8.5000	8.7450	128,907	86.66	89.83	600
8.750 - 8.999	235	29,572,774	3.75	8.8694	8.3649	343	1	8.7500	8.9990	125,842	87.73	88.82	595
9.000 - 9.249	103	10,138,939	1.29	9.0893	8.5848	337	2	9.0000	9.2400	98,436	88.89	91.54	603
9.250 - 9.499	167	15,732,379	2.00	9.3422	8.8377	331	2	9.2500	9.4900	94,206	88.95	90.88	597

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

**Collateral Grouped by Current Gross Coupon**

| CURRENT GROSS COUPON | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg CURRENT NET COUPON | Wtd Avg STATED REM TERM | Wtd Avg AGE | Min CURRENT GROSS COUPON | Max CURRENT GROSS COUPON | Avg CURRENT BALANCE | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 9.500 - 9.749 | 131 | 10,880,567 | 1.38 | 9.5831 | 9.0786 | 309 | 1 | 9.5000 | 9.7400 | 83,058 | 88.24 | 89.11 | 603 |
| 9.750 - 9.999 | 299 | 17,103,008 | 2.17 | 9.8797 | 9.3752 | 274 | 1 | 9.7500 | 9.9990 | 57,201 | 95.78 | 96.26 | 643 |
| 10.000 - 10.249 | 68 | 5,412,592 | 0.69 | 10.0999 | 9.5954 | 300 | 2 | 10.0000 | 10.2400 | 79,597 | 90.77 | 90.77 | 618 |
| 10.250 - 10.499 | 71 | 4,411,572 | 0.56 | 10.3203 | 9.8158 | 270 | 1 | 10.2500 | 10.4900 | 62,135 | 91.45 | 91.45 | 616 |
| 10.500 - 10.749 | 74 | 4,717,122 | 0.60 | 10.5456 | 10.0411 | 233 | 2 | 10.5000 | 10.7000 | 63,745 | 93.45 | 93.45 | 623 |
| 10.750 - 10.999 | 94 | 5,794,173 | 0.74 | 10.9056 | 10.4011 | 226 | 2 | 10.7500 | 10.9900 | 61,640 | 96.24 | 96.24 | 629 |
| 11.000 - 11.249 | 33 | 1,405,212 | 0.18 | 11.0955 | 10.5910 | 218 | 2 | 11.0000 | 11.2400 | 42,582 | 98.25 | 98.25 | 637 |
| 11.250 - 11.499 | 21 | 1,192,134 | 0.15 | 11.3377 | 10.8332 | 215 | 2 | 11.2500 | 11.4900 | 56,768 | 96.68 | 96.68 | 639 |
| 11.500 - 11.749 | 22 | 1,084,828 | 0.14 | 11.5510 | 11.0465 | 229 | 1 | 11.5000 | 11.6900 | 49,310 | 95.40 | 95.40 | 620 |
| 11.750 - 11.999 | 21 | 995,058 | 0.13 | 11.8613 | 11.3568 | 299 | 2 | 11.7500 | 11.9900 | 47,384 | 98.66 | 98.66 | 642 |
| 12.000 - 12.249 | 3 | 137,720 | 0.02 | 12.0568 | 11.5523 | 243 | 2 | 12.0000 | 12.1250 | 45,907 | 90.63 | 90.63 | 654 |
| 12.250 - 12.499 | 9 | 296,791 | 0.04 | 12.3989 | 11.8944 | 224 | 2 | 12.2500 | 12.4900 | 32,977 | 98.02 | 98.02 | 636 |
| 12.500 - 12.749 | 2 | 81,228 | 0.01 | 12.5508 | 12.0463 | 179 | 1 | 12.5000 | 12.6250 | 40,614 | 100.00 | 100.00 | 647 |
| 12.750 - 12.999 | 1 | 60,750 | 0.01 | 12.7500 | 12.2455 | 359 | 1 | 12.7500 | 12.7500 | 60,750 | 95.00 | 95.00 | 646 |
| 13.000 - 13.249 | 1 | 25,944 | 0.00 | 13.0000 | 12.4955 | 177 | 3 | 13.0000 | 13.0000 | 25,944 | 100.00 | 100.00 | 625 |
| **TOTAL** | **5,095** | **788,118,537** | **100.00** | **7.3925** | **6.8880** | **348** | **2** | **4.6750** | **13.0000** | **154,685** | **82.35** | **88.42** | **627** |

**Collateral Grouped by Original Loan-to-Value Ratio**

| LOAN TO VALUE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg CURRENT NET COUPON | Wtd Avg STATED REM TERM | Wtd Avg AGE | Min CURRENT GROSS COUPON | Max CURRENT GROSS COUPON | Avg CURRENT BALANCE | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0.01 - 50.00 | 112 | 14,940,932.40 | 1.90 | 7.05772 | 6.55322 | 337 | 2 | 5.40000 | 10.75000 | 133,401.18 | 42.81 | 42.84 | 597 |
| 50.01 - 55.00 | 34 | 5,711,340.52 | 0.72 | 6.85009 | 6.34559 | 354 | 2 | 5.00000 | 9.30000 | 167,980.60 | 53.00 | 53.00 | 618 |
| 55.01 - 60.00 | 65 | 11,609,092.32 | 1.47 | 6.56914 | 6.06464 | 340 | 2 | 4.97500 | 10.30000 | 178,601.42 | 57.95 | 58.52 | 608 |
| 60.01 - 65.00 | 112 | 21,948,238.17 | 2.78 | 7.06295 | 6.55845 | 351 | 2 | 5.45000 | 10.57500 | 195,966.41 | 63.48 | 64.09 | 592 |
| 65.01 - 70.00 | 190 | 33,317,273.98 | 4.23 | 7.13646 | 6.63196 | 354 | 2 | 4.67500 | 11.55000 | 175,354.07 | 68.69 | 70.28 | 596 |
| 70.01 - 75.00 | 253 | 41,849,315.01 | 5.31 | 7.28191 | 6.77741 | 352 | 2 | 5.34000 | 11.02500 | 165,412.31 | 74.12 | 75.34 | 597 |
| 75.01 - 80.00 | 1,832 | 330,130,377.61 | 41.89 | 6.93215 | 6.42765 | 356 | 2 | 5.00000 | 11.25500 | 180,202.17 | 79.82 | 93.33 | 640 |
| 80.01 - 85.00 | 430 | 73,969,084.66 | 9.39 | 7.43790 | 6.93340 | 356 | 2 | 5.37000 | 12.00000 | 172,021.13 | 84.47 | 85.44 | 602 |
| 85.01 - 90.00 | 687 | 119,482,968.49 | 15.16 | 7.55853 | 7.05403 | 356 | 2 | 4.95000 | 10.87500 | 173,919.90 | 89.69 | 90.69 | 620 |
| 90.01 - 95.00 | 390 | 59,953,426.27 | 7.61 | 8.03812 | 7.53362 | 353 | 2 | 5.90000 | 12.75000 | 153,726.73 | 94.69 | 94.76 | 630 |
| 95.01 - 100.00 | 990 | 75,206,487.52 | 9.54 | 9.09619 | 8.59169 | 289 | 2 | 5.99000 | 13.00000 | 75,966.15 | 99.87 | 99.87 | 653 |
| **TOTAL** | **5,095** | **788,118,536.95** | **100.00** | **7.39251** | **6.88801** | **348** | **2** | **4.67500** | **13.00000** | **154,684.70** | **82.35** | **88.42** | **627** |

**Collateral Grouped by Original Combined Loan-to_Value Ratio**

| COMBO LTV | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg CURRENT NET COUPON | Wtd Avg STATED REM TERM | Wtd Avg AGE | Min CURRENT GROSS COUPON | Max CURRENT GROSS COUPON | Avg CURRENT BALANCE | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0.00 - 50.00 | 112 | 14,940,932.40 | 1.90 | 7.05772 | 6.55322 | 337 | 2 | 5.40000 | 10.75000 | 133,401.18 | 42.81 | 42.84 | 597 |
| 50.01 - 55.00 | 34 | 5,711,340.52 | 0.72 | 6.85009 | 6.34559 | 354 | 2 | 5.00000 | 9.30000 | 167,980.60 | 53.00 | 53.00 | 618 |
| 55.01 - 60.00 | 62 | 11,061,356.72 | 1.40 | 6.58167 | 6.07717 | 341 | 2 | 4.97500 | 10.30000 | 178,408.98 | 57.90 | 57.90 | 607 |
| 60.01 - 65.00 | 109 | 21,709,072.19 | 2.75 | 7.07796 | 6.57346 | 351 | 2 | 5.45000 | 10.57500 | 199,165.80 | 63.41 | 63.48 | 589 |
| 65.01 - 70.00 | 180 | 30,634,183.56 | 3.89 | 7.22204 | 6.71754 | 355 | 2 | 4.67500 | 11.55000 | 170,189.91 | 68.66 | 68.66 | 590 |
| 70.01 - 75.00 | 239 | 39,166,957.22 | 4.97 | 7.31575 | 6.81125 | 352 | 2 | 5.34000 | 11.02500 | 163,878.48 | 74.05 | 74.07 | 594 |
| 75.01 - 80.00 | 593 | 101,448,087.16 | 12.87 | 7.22163 | 6.71713 | 352 | 2 | 5.03200 | 11.25500 | 171,076.03 | 79.31 | 79.43 | 608 |
| 80.01 - 85.00 | 389 | 69,984,840.09 | 8.88 | 7.35568 | 6.85118 | 355 | 2 | 5.37000 | 12.00000 | 179,909.61 | 84.29 | 84.41 | 604 |
| 85.01 - 90.00 | 607 | 113,822,359.97 | 14.44 | 7.44793 | 6.94343 | 355 | 2 | 5.60000 | 10.87500 | 187,516.24 | 88.96 | 89.66 | 625 |
| 90.01 - 95.00 | 470 | 74,447,405.64 | 9.45 | 7.84054 | 7.33604 | 354 | 2 | 4.95000 | 12.75000 | 158,398.74 | 91.83 | 94.69 | 634 |
| 95.01 - 100.00 | 2,300 | 305,192,001.48 | 38.72 | 7.43306 | 6.92856 | 341 | 2 | 5.00000 | 13.00000 | 132,692.17 | 85.30 | 99.92 | 651 |
| **TOTAL** | **5,095** | **788,118,536.95** | **100.00** | **7.39251** | **6.88801** | **348** | **2** | **4.67500** | **13.00000** | **154,684.70** | **82.35** | **88.42** | **627** |

**Collateral Grouped by Fico Score**

| FICO SCORE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|
| 500 - 519 | 93 | 16,504,438.59 | 2.09 | 177,467.08 | 8.29357 | 71.88 | 72.22 | 510 |
| 520 - 539 | 219 | 32,665,981.66 | 4.14 | 149,159.73 | 8.30229 | 76.02 | 76.58 | 529 |
| 540 - 559 | 254 | 41,320,600.30 | 5.24 | 162,679.53 | 7.78969 | 76.40 | 77.04 | 550 |
| 560 - 579 | 417 | 63,177,066.40 | 8.02 | 151,503.76 | 7.81885 | 81.11 | 82.70 | 570 |
| 580 - 599 | 594 | 93,668,475.76 | 11.89 | 157,691.04 | 7.50024 | 83.48 | 88.00 | 590 |
| 600 - 619 | 642 | 105,488,241.47 | 13.38 | 164,311.90 | 7.30685 | 82.91 | 88.37 | 609 |
| 620 - 639 | 841 | 120,816,715.52 | 15.33 | 143,658.40 | 7.36596 | 83.80 | 91.28 | 629 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

**Collateral Grouped by Fico Score**

| FICO SCORE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|
| 640 - 659 | 691 | 102,797,318.03 | 13.04 | 148,766.02 | 7.27856 | 83.66 | 91.92 | 649 |
| 660 - 679 | 552 | 84,433,431.66 | 10.71 | 152,959.12 | 7.08774 | 83.82 | 91.90 | 669 |
| 680 - 699 | 338 | 51,777,384.09 | 6.57 | 153,187.53 | 7.01193 | 83.06 | 91.79 | 689 |
| 700 - 719 | 184 | 30,491,880.13 | 3.87 | 165,716.74 | 7.05543 | 82.84 | 92.53 | 708 |
| 720 - 739 | 109 | 17,002,361.14 | 2.16 | 155,984.96 | 7.03427 | 84.62 | 93.37 | 727 |
| 740 - 759 | 88 | 16,859,135.47 | 2.14 | 191,581.08 | 6.83781 | 82.58 | 93.40 | 749 |
| 760 - 779 | 54 | 8,654,260.04 | 1.10 | 160,264.07 | 7.18470 | 84.67 | 95.36 | 768 |
| 780 - 799 | 17 | 2,307,906.45 | 0.29 | 135,759.20 | 6.98789 | 78.48 | 88.59 | 786 |
| 800 - 819 | 2 | 153,340.24 | 0.02 | 76,670.12 | 6.20968 | 87.34 | 87.34 | 806 |
| **TOTAL** | **5,095** | **788,118,536.95** | **100.00** | **154,684.70** | **7.39251** | **82.35** | **88.42** | **627** |

**Collateral Grouped by Property Type**

| PROPTYPE UNITS | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| **2-4 Family** | **261** | **47,738,203.91** | **6.06** |
| 2.000 | 184 | 32,061,174.21 | 4.07 |
| 3.000 | 40 | 8,254,032.33 | 1.05 |
| 4.000 | 37 | 7,422,997.37 | 0.94 |
| **Condominium** | **266** | **37,748,958.74** | **4.79** |
| 1.000 | 266 | 37,748,958.74 | 4.79 |
| **PUD** | **621** | **112,315,583.01** | **14.25** |
| 1.000 | 621 | 112,315,583.01 | 14.25 |
| **Single Family** | **3,938** | **589,146,367.40** | **74.75** |
| 1.000 | 3,938 | 589,146,367.40 | 74.75 |
| **Townhouse** | **9** | **1,169,423.89** | **0.15** |
| 1.000 | 9 | 1,169,423.89 | 0.15 |
| **TOTAL** | **5,095** | **788,118,536.95** | **100.00** |

**Collateral Grouped by Occupancy Type**

| OCCTYPE FICO SCORE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| **Investor** | **399** | **50,815,476.65** | **6.45** |
| 500 - 519 | 3 | 237,650.00 | 0.03 |
| 520 - 539 | 10 | 806,557.57 | 0.10 |
| 540 - 559 | 14 | 1,296,009.77 | 0.16 |
| 560 - 579 | 25 | 2,017,993.34 | 0.26 |
| 580 - 599 | 38 | 4,576,038.90 | 0.58 |
| 600 - 619 | 36 | 4,648,940.79 | 0.59 |
| 620 - 639 | 43 | 5,829,711.89 | 0.74 |
| 640 - 659 | 58 | 7,503,628.52 | 0.95 |
| 660 - 679 | 51 | 7,691,967.78 | 0.98 |
| 680 - 699 | 45 | 5,640,584.36 | 0.72 |
| 700 - 719 | 32 | 4,753,698.12 | 0.60 |
| 720 - 739 | 20 | 2,815,288.83 | 0.36 |
| 740 - 759 | 14 | 1,885,334.36 | 0.24 |
| 760 - 779 | 6 | 655,880.18 | 0.08 |
| 780 - 799 | 3 | 377,902.00 | 0.05 |
| 800 - 819 | 1 | 78,290.24 | 0.01 |
| **Owner Occupied** | **4,664** | **731,499,097.73** | **92.82** |
| 500 - 519 | 90 | 16,266,788.59 | 2.06 |
| 520 - 539 | 208 | 31,714,924.09 | 4.02 |
| 540 - 559 | 240 | 40,024,590.53 | 5.08 |
| 560 - 579 | 389 | 60,136,073.06 | 7.63 |
| 580 - 599 | 554 | 88,754,869.86 | 11.26 |
| 600 - 619 | 602 | 100,112,542.69 | 12.70 |
| 620 - 639 | 794 | 114,295,205.26 | 14.50 |
| 640 - 659 | 627 | 94,314,964.23 | 11.97 |
| 660 - 679 | 496 | 75,860,097.67 | 9.63 |
| 680 - 699 | 291 | 45,903,999.73 | 5.82 |
| 700 - 719 | 150 | 25,344,482.01 | 3.22 |
| 720 - 739 | 89 | 14,187,072.31 | 1.80 |
| 740 - 759 | 74 | 14,973,801.11 | 1.90 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates*

Collateral Grouped by Occupancy Type

OCCTYPE FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
760 - 779	47	7,849,183.06	1.00
780 - 799	12	1,685,453.53	0.21
800 - 819	1	75,050.00	0.01
Second Home	**32**	**5,803,962.57**	**0.74**
520 - 539	1	144,500.00	0.02
560 - 579	3	1,023,000.00	0.13
580 - 599	2	337,567.00	0.04
600 - 619	4	726,757.99	0.09
620 - 639	4	691,798.37	0.09
640 - 659	6	978,725.28	0.12
660 - 679	5	881,366.21	0.11
680 - 699	2	232,800.00	0.03
700 - 719	2	393,700.00	0.05
760 - 779	1	149,196.80	0.02
780 - 799	2	244,550.92	0.03
TOTAL	**5,095**	**788,118,536.95**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	**3,105**	**444,013,443.77**	**56.34**
500 - 519	62	10,428,592.81	1.32
520 - 539	163	22,938,105.34	2.91
540 - 559	191	26,864,114.20	3.41
560 - 579	321	43,701,850.75	5.55
580 - 599	476	71,354,999.34	9.05
600 - 619	462	69,597,847.48	8.83
620 - 639	495	62,411,569.95	7.92
640 - 659	346	48,189,108.39	6.11
660 - 679	259	40,234,265.17	5.11
680 - 699	145	20,492,326.57	2.60
700 - 719	71	11,421,212.09	1.45
720 - 739	49	6,721,870.06	0.85
740 - 759	37	5,607,696.38	0.71
760 - 779	17	2,665,386.65	0.34
780 - 799	9	1,231,158.35	0.16
800 - 819	2	153,340.24	0.02
Limited	**20**	**3,828,604.00**	**0.49**
520 - 539	2	390,942.00	0.05
560 - 579	1	396,900.00	0.05
580 - 599	1	306,000.00	0.04
600 - 619	3	688,400.00	0.09
620 - 639	5	838,412.00	0.11
640 - 659	4	741,450.00	0.09
660 - 679	1	211,500.00	0.03
680 - 699	2	130,000.00	0.02
720 - 739	1	125,000.00	0.02
Stated Income	**1,970**	**340,276,489.18**	**43.18**
500 - 519	31	6,075,845.78	0.77
520 - 539	54	9,336,934.32	1.18
540 - 559	63	14,456,486.10	1.83
560 - 579	95	19,078,315.65	2.42
580 - 599	117	22,007,476.42	2.79
600 - 619	177	35,201,993.99	4.47
620 - 639	341	57,566,733.57	7.30
640 - 659	341	53,866,759.64	6.83
660 - 679	292	43,987,666.49	5.58
680 - 699	191	31,155,057.52	3.95
700 - 719	113	19,070,668.04	2.42
720 - 739	59	10,155,491.08	1.29
740 - 759	51	11,251,439.09	1.43
760 - 779	37	5,988,873.39	0.76
780 - 799	8	1,076,748.10	0.14
TOTAL	**5,095**	**788,118,536.95**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	220,000.00	0.03	220,000.00	5.99000	80.00	100.00	2.80
5.01 - 10.00	14	2,235,669.40	0.28	159,690.67	8.28276	83.95	86.99	7.40
10.01 - 15.00	29	4,432,060.86	0.56	152,829.68	7.20327	78.64	81.74	12.99
15.01 - 20.00	89	9,371,276.91	1.19	105,295.25	7.65041	79.28	83.63	18.36
20.01 - 25.00	175	23,348,329.20	2.96	133,419.02	7.41693	79.78	81.77	22.78
25.01 - 30.00	355	46,470,179.77	5.90	130,901.91	7.35522	80.29	84.10	27.91
30.01 - 35.00	576	81,067,652.43	10.29	140,742.45	7.33627	80.87	85.30	32.72
35.01 - 40.00	935	143,116,657.34	18.16	153,065.94	7.40421	82.87	89.56	37.76
40.01 - 45.00	1,194	189,134,061.00	24.00	158,403.74	7.43191	82.68	89.48	42.61
45.01 - 50.00	1,439	239,612,242.77	30.40	166,513.02	7.37275	83.04	89.80	47.64
50.01 - 55.00	288	49,110,407.27	6.23	170,522.25	7.35316	82.69	88.14	52.46
TOTAL	5,095	788,118,536.95	100.00	154,684.70	7.39251	82.35	88.42	40.84

Collateral Grouped by Loan Purpose

LOAN PURP FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	2,192	373,927,166.07	47.45
500 - 519	74	13,910,535.33	1.77
520 - 539	168	24,093,653.82	3.06
540 - 559	188	31,367,604.00	3.98
560 - 579	253	41,302,559.37	5.24
580 - 599	282	46,200,727.85	5.86
600 - 619	313	55,987,289.73	7.10
620 - 639	298	53,778,507.23	6.82
640 - 659	237	39,799,739.81	5.05
660 - 679	184	32,655,273.84	4.14
680 - 699	92	17,097,524.47	2.17
700 - 719	49	8,229,610.13	1.04
720 - 739	21	3,498,827.13	0.44
740 - 759	20	3,983,699.86	0.51
760 - 779	7	1,199,023.26	0.15
780 - 799	5	744,300.00	0.09
800 - 819	1	78,290.24	0.01
Purchase	2,591	369,797,603.83	46.92
500 - 519	9	1,087,887.22	0.14
520 - 539	25	4,704,358.62	0.60
540 - 559	46	7,262,708.74	0.92
560 - 579	136	18,233,191.66	2.31
580 - 599	283	43,441,453.57	5.51
600 - 619	282	42,772,891.62	5.43
620 - 639	493	60,657,242.45	7.70
640 - 659	422	58,690,557.54	7.45
660 - 679	345	47,997,251.83	6.09
680 - 699	217	30,688,696.58	3.89
700 - 719	129	20,722,611.50	2.63
720 - 739	79	11,815,769.25	1.50
740 - 759	67	12,803,235.61	1.62
760 - 779	46	7,333,846.62	0.93
780 - 799	11	1,510,851.02	0.19
800 - 819	1	75,050.00	0.01
Rate/Term Refinance	312	44,393,767.05	5.63
500 - 519	10	1,506,016.04	0.19
520 - 539	26	3,867,969.22	0.49
540 - 559	20	2,690,287.56	0.34
560 - 579	28	3,641,315.37	0.46
580 - 599	29	4,026,294.34	0.51
600 - 619	47	6,728,060.12	0.85
620 - 639	50	6,380,965.84	0.81
640 - 659	32	4,307,020.68	0.55
660 - 679	23	3,780,905.99	0.48
680 - 699	29	3,991,163.04	0.51
700 - 719	6	1,539,658.50	0.20
720 - 739	9	1,687,764.76	0.21
740 - 759	1	72,200.00	0.01

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Loan Purpose

LOAN PURP FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
760 - 779	1	121,390.16	0.02
780 - 799	1	52,755.43	0.01
TOTAL	5,095	788,118,536.95	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	4,319	749,546,964.79	95.11	173,546.41	7.25121	87.85	625
Second Lien	776	38,571,572.16	4.89	49,705.63	10.13825	99.38	669
TOTAL	5,095	788,118,536.95	100.00	154,684.70	7.39251	88.42	627

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	4,562	758,142,006.66	96.20
Yes	533	29,976,530.29	3.80
TOTAL	5,095	788,118,536.95	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,427	176,801,646.91	22.43
No PP	1,427	176,801,646.91	22.43
Yes	3,668	611,316,890.04	77.57
1Y PP	177	38,467,255.62	4.88
2.5Y PP	4	771,107.26	0.10
2Y PP	2,131	358,315,468.57	45.46
3Y PP	1,322	209,416,148.89	26.57
5Y PP	24	3,103,047.61	0.39
6M PP	10	1,243,862.09	0.16
TOTAL	5,095	788,118,536.95	100.00

Collateral Grouped Stated Original Term

STATED ORIGINAL TERM	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
- 179	14	1,095,359.84	0.14
180 - 239	651	38,591,149.57	4.90
240 - 299	60	5,734,699.29	0.73
300 - 359	8	984,629.52	0.12
360 +	4,362	741,712,698.73	94.11
TOTAL	5,095	788,118,536.95	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	2	319,900.00	0.04
AL	50	5,458,449.33	0.69
AR	30	2,702,716.22	0.34
AZ	190	29,449,092.15	3.74
CA	1,018	237,853,068.62	30.18
CO	134	19,968,387.05	2.53
CT	21	3,912,076.81	0.50
DE	7	1,317,207.69	0.17
FL	527	78,633,737.21	9.98

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
GA	277	36,815,226.44	4.67
HI	5	1,923,750.00	0.24
IA	3	212,295.00	0.03
ID	17	1,794,646.92	0.23
IL	323	50,049,906.91	6.35
IN	91	8,516,993.28	1.08
KS	33	2,610,557.71	0.33
KY	38	3,120,247.59	0.40
LA	32	2,843,846.99	0.36
MA	5	1,256,512.38	0.16
MD	82	16,140,593.07	2.05
MI	121	12,813,448.37	1.63
MN	134	23,703,681.79	3.01
MO	123	12,245,910.29	1.55
MS	22	2,057,365.40	0.26
MT	1	195,750.00	0.02
NC	107	11,296,309.20	1.43
NE	2	298,810.00	0.04
NH	1	256,000.00	0.03
NJ	79	16,012,505.96	2.03
NM	6	1,096,678.66	0.14
NV	103	19,735,759.38	2.50
NY	94	24,224,979.20	3.07
OH	143	13,150,439.65	1.67
OK	46	3,411,573.76	0.43
OR	41	5,743,223.60	0.73
PA	111	11,819,835.67	1.50
RI	5	861,550.00	0.11
SC	45	5,375,665.90	0.68
TN	131	11,454,148.19	1.45
TX	528	52,875,202.64	6.71
UT	69	7,482,200.46	0.95
VA	150	25,889,938.34	3.29
VT	1	106,756.35	0.01
WA	89	14,340,959.07	1.82
WI	53	6,157,172.92	0.78
WV	5	613,460.78	0.08
TOTAL	5,095	788,118,536.95	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	3,356	616,178,387.89	78.18
2.000 - 2.499	1	413,000.00	0.05
3.000 - 3.499	28	7,401,719.14	0.94
3.500 - 3.999	26	5,239,595.64	0.66
4.000 - 4.499	123	22,096,196.38	2.80
4.500 - 4.999	196	33,311,961.33	4.23
5.000 - 5.499	352	63,199,701.63	8.02
5.500 - 5.999	463	92,067,663.47	11.68
6.000 - 6.499	917	191,166,306.97	24.26
6.500 - 6.999	456	86,151,356.27	10.93
7.000 - 7.499	256	41,000,308.14	5.20
7.500 - 7.999	216	31,491,812.75	4.00
8.000 - 8.499	139	19,486,689.18	2.47
8.500 - 8.999	91	13,452,221.38	1.71
9.000 - 9.499	58	6,241,966.94	0.79
9.500 - 9.999	23	2,496,066.92	0.32
10.000 - 10.499	6	616,553.72	0.08
10.500 - 10.999	2	196,800.00	0.02
11.000 - 11.499	2	110,479.91	0.01
11.500 - 11.999	1	37,988.12	0.00
FIXED	1,739	171,940,149.06	21.82
0.000 - 0.499	1,739	171,940,149.06	21.82

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	5,095	788,118,536.95	100.00

Collateral Grouped by Cap Structure

PRODUCT / INIT RATE CAP / PER RATE CAP / GROSS LIFE CAP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
6MLIBOR IO	2	502,400.00	0.06
- 2.999	2	502,400.00	0.06
1.000 - 1.499	2	502,400.00	0.06
7.000 +	2	502,400.00	0.06
BALLOON	533	29,976,530.29	3.80
- 2.999	533	29,976,530.29	3.80
- 0.999	533	29,976,530.29	3.80
- 2.999	533	29,976,530.29	3.80
FIXED	1,194	139,108,626.77	17.65
- 2.999	1,194	139,108,626.77	17.65
- 0.999	1,194	139,108,626.77	17.65
- 2.999	1,194	139,108,626.77	17.65
FIXED IO	12	2,854,992.00	0.36
- 2.999	12	2,854,992.00	0.36
- 0.999	12	2,854,992.00	0.36
- 2.999	12	2,854,992.00	0.36
LIBOR 2/1 ARM	1	99,450.00	0.01
3.000 - 3.999	1	99,450.00	0.01
1.000 - 1.499	1	99,450.00	0.01
6.000 - 6.999	1	99,450.00	0.01
LIBOR 2/6 ARM	1,931	305,470,148.01	38.76
- 2.999	636	109,054,407.33	13.84
1.000 - 1.499	409	80,111,165.64	10.16
5.000 - 5.999	1	75,905.00	0.01
6.000 - 6.999	406	79,553,960.64	10.09
7.000 +	2	481,300.00	0.06
1.500 - 1.999	226	28,351,739.04	3.60
6.000 - 6.999	2	226,000.00	0.03
7.000 +	224	28,125,739.04	3.57
2.000 - 2.999	1	591,502.65	0.08
6.000 - 6.999	1	591,502.65	0.08
3.000 - 3.999	1,291	195,768,258.30	24.84
1.000 - 1.499	1,194	182,665,778.29	23.18
3.000 - 3.999	3	526,445.22	0.07
4.000 - 4.999	7	1,864,750.91	0.24
5.000 - 5.999	40	8,190,339.73	1.04
6.000 - 6.999	1,022	153,289,684.38	19.45
7.000 +	122	18,794,558.05	2.38
1.500 - 1.999	97	13,102,480.01	1.66
6.000 - 6.999	46	5,589,550.59	0.71
7.000 +	51	7,512,929.42	0.95
5.000 - 5.999	3	467,482.38	0.06
1.000 - 1.499	3	467,482.38	0.06
6.000 - 6.999	3	467,482.38	0.06
6.000 - 6.999	1	180,000.00	0.02
1.000 - 1.499	1	180,000.00	0.02
6.000 - 6.999	1	180,000.00	0.02
LIBOR 2/6 ARM IO	696	172,470,837.15	21.88
- 2.999	285	76,580,766.79	9.72
1.000 - 1.499	122	32,160,443.34	4.08
7.000 +	122	32,160,443.34	4.08
1.500 - 1.999	155	42,059,910.35	5.34
7.000 +	155	42,059,910.35	5.34
2.000 - 2.999	8	2,360,413.10	0.30
6.000 - 6.999	8	2,360,413.10	0.30
3.000 - 3.999	411	95,890,070.36	12.17
1.000 - 1.499	314	75,185,499.84	9.54
4.000 - 4.999	2	495,900.00	0.06

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Cap Structure

PRODUCT / INIT RATE CAP / PER RATE CAP / GROSS LIFE CAP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
5.000 - 5.999	35	7,820,505.01	0.99
6.000 - 6.999	259	63,132,359.29	8.01
7.000 +	18	3,736,735.54	0.47
1.500 - 1.999	**97**	**20,704,570.52**	**2.63**
6.000 - 6.999	30	7,740,242.00	0.98
7.000 +	67	12,964,328.52	1.64
LIBOR 3/1 ARM IO	**2**	**173,520.00**	**0.02**
3.000 - 3.999	**2**	**173,520.00**	**0.02**
1.000 - 1.499	**2**	**173,520.00**	**0.02**
6.000 - 6.999	2	173,520.00	0.02
LIBOR 3/6 ARM	**383**	**61,480,278.41**	**7.80**
- 2.999	**16**	**2,511,007.31**	**0.32**
1.000 - 1.499	**13**	**2,301,777.72**	**0.29**
6.000 - 6.999	13	2,301,777.72	0.29
1.500 - 1.999	**2**	**129,430.00**	**0.02**
7.000 +	2	129,430.00	0.02
2.000 - 2.999	**1**	**79,799.59**	**0.01**
6.000 - 6.999	1	79,799.59	0.01
3.000 - 3.999	**367**	**58,969,271.10**	**7.48**
1.000 - 1.499	**353**	**57,138,613.06**	**7.25**
5.000 - 5.999	7	1,028,584.07	0.13
6.000 - 6.999	330	53,723,511.95	6.82
7.000 +	16	2,386,517.04	0.30
1.500 - 1.999	**14**	**1,830,658.04**	**0.23**
7.000 +	14	1,830,658.04	0.23
LIBOR 3/6 ARM IO	**299**	**65,791,340.67**	**8.35**
- 2.999	**3**	**1,072,000.00**	**0.14**
1.000 - 1.499	**1**	**276,000.00**	**0.04**
7.000 +	1	276,000.00	0.04
1.500 - 1.999	**2**	**796,000.00**	**0.10**
7.000 +	2	796,000.00	0.10
3.000 - 3.999	**296**	**64,719,340.67**	**8.21**
1.000 - 1.499	**288**	**63,227,382.67**	**8.02**
5.000 - 5.999	1	154,799.99	0.02
6.000 - 6.999	286	62,860,582.68	7.98
7.000 +	1	212,000.00	0.03
1.500 - 1.999	**8**	**1,491,958.00**	**0.19**
7.000 +	8	1,491,958.00	0.19
LIBOR 5/6 ARM	**23**	**5,012,361.12**	**0.64**
- 2.999	**11**	**2,287,524.47**	**0.29**
1.000 - 1.499	**11**	**2,287,524.47**	**0.29**
5.000 - 5.999	2	358,716.83	0.05
6.000 - 6.999	9	1,928,807.64	0.24
3.000 - 3.999	**11**	**2,482,336.65**	**0.31**
1.000 - 1.499	**11**	**2,482,336.65**	**0.31**
6.000 - 6.999	8	1,778,092.87	0.23
7.000 +	3	704,243.78	0.09
5.000 - 5.999	**1**	**242,500.00**	**0.03**
1.000 - 1.499	**1**	**242,500.00**	**0.03**
5.000 - 5.999	1	242,500.00	0.03
LIBOR 5/6 ARM IO	**18**	**5,093,115.61**	**0.65**
- 2.999	**7**	**1,905,891.77**	**0.24**
1.000 - 1.499	**6**	**1,516,853.27**	**0.19**
6.000 - 6.999	5	1,452,453.28	0.18
7.000 +	1	64,399.99	0.01
2.000 - 2.999	**1**	**389,038.50**	**0.05**
6.000 - 6.999	1	389,038.50	0.05
3.000 - 3.999	**11**	**3,187,223.84**	**0.40**
1.000 - 1.499	**8**	**2,139,973.84**	**0.27**
6.000 - 6.999	5	1,420,023.84	0.18
7.000 +	3	719,950.00	0.09
1.500 - 1.999	**3**	**1,047,250.00**	**0.13**
7.000 +	3	1,047,250.00	0.13
LIBOR 7/6 ARM	**1**	**84,936.92**	**0.01**
5.000 - 5.999	**1**	**84,936.92**	**0.01**
1.000 - 1.499	**1**	**84,936.92**	**0.01**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

**Collateral Grouped by Cap Structure**

| PRODUCT INIT RATE CAP PER RATE CAP GROSS LIFE CAP | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 5.000 - 5.999 | 1 | 84,936.92 | 0.01 |
| TOTAL | 5,095 | 788,118,536.95 | 100.00 |

**Collateral Grouped by Index**

| INDEX | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| FIXED | 1,206 | 141,963,618.77 | 18.01 |
| FIXED-BALLOON | 533 | 29,976,530.29 | 3.80 |
| FNMA-6MLIBOR | 3 | 594,883.84 | 0.08 |
| WSJ-1YRLIBOR | 3 | 272,970.00 | 0.03 |
| WSJ-6MLIBOR | 3,350 | 615,310,534.05 | 78.07 |
| TOTAL | 5,095 | 788,118,536.95 | 100.00 |

**Collateral Grouped by Next Roll**

| PRODUCT ROLL | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 6MLIBOR IO | 2 | 502,400.00 | 0.06 |
| - 5 | 2 | 502,400.00 | 0.06 |
| BALLOON | 533 | 29,976,530.29 | 3.80 |
| - 5 | 533 | 29,976,530.29 | 3.80 |
| FIXED | 1,194 | 139,108,626.77 | 17.65 |
| - 5 | 1,194 | 139,108,626.77 | 17.65 |
| FIXED IO | 12 | 2,854,992.00 | 0.36 |
| - 5 | 12 | 2,854,992.00 | 0.36 |
| LIBOR 2/1 ARM | 1 | 99,450.00 | 0.01 |
| 18 - 23 | 1 | 99,450.00 | 0.01 |
| LIBOR 2/6 ARM | 1,931 | 305,470,148.01 | 38.76 |
| 12 - 17 | 6 | 502,480.02 | 0.06 |
| 18 - 23 | 1,726 | 277,933,519.86 | 35.27 |
| 24 - 29 | 199 | 27,034,148.13 | 3.43 |
| LIBOR 2/6 ARM IO | 696 | 172,470,837.15 | 21.88 |
| 18 - 23 | 573 | 142,878,968.15 | 18.13 |
| 24 - 29 | 123 | 29,591,869.00 | 3.75 |
| LIBOR 3/1 ARM IO | 2 | 173,520.00 | 0.02 |
| 30 - 35 | 2 | 173,520.00 | 0.02 |
| LIBOR 3/6 ARM | 383 | 61,480,278.41 | 7.80 |
| 30 - 35 | 322 | 52,412,493.72 | 6.65 |
| 36 - 41 | 61 | 9,067,784.69 | 1.15 |
| LIBOR 3/6 ARM IO | 299 | 65,791,340.67 | 8.35 |
| 24 - 29 | 1 | 353,599.33 | 0.04 |
| 30 - 35 | 240 | 53,657,070.61 | 6.81 |
| 36 - 41 | 58 | 11,780,670.73 | 1.49 |
| LIBOR 5/6 ARM | 23 | 5,012,361.12 | 0.64 |
| 54 - 59 | 23 | 5,012,361.12 | 0.64 |
| LIBOR 5/6 ARM IO | 18 | 5,093,115.61 | 0.65 |
| 54 - 59 | 15 | 4,480,865.61 | 0.57 |
| 60 - 67 | 3 | 612,250.00 | 0.08 |
| LIBOR 7/6 ARM | 1 | 84,936.92 | 0.01 |
| 68 + | 1 | 84,936.92 | 0.01 |
| TOTAL | 5,095 | 788,118,536.95 | 100.00 |

**Collateral Grouped by Deal ID**

| POSITION DEAL ID | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| INV | 4,707 | 726,944,586.70 | 92.24 |
| 172 | 1 | 355,300.00 | 0.05 |
| 177 | 1 | 335,714.28 | 0.04 |
| 196 | 1 | 136,000.00 | 0.02 |
| 50004 | 1 | 124,000.00 | 0.02 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

**Collateral Grouped by Deal ID**

| POSITION DEAL ID | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 50009 | 1 | 152,000.00 | 0.02 |
| 50066 | 1 | 195,000.00 | 0.02 |
| 50067 | 1 | 270,750.00 | 0.03 |
| 50087 | 1 | 206,317.00 | 0.03 |
| 50090 | 1 | 360,000.00 | 0.05 |
| 50137 | 1 | 230,500.00 | 0.03 |
| 570 | 3 | 606,004.48 | 0.08 |
| 74 | 1 | 312,316.00 | 0.04 |
| AA0503 | 418 | 62,969,143.08 | 7.99 |
| AC0510 | 47 | 10,066,880.49 | 1.28 |
| AK0501 | 21 | 5,314,158.84 | 0.67 |
| AT0507 | 207 | 34,800,763.89 | 4.42 |
| AU0504 | 25 | 5,362,375.25 | 0.68 |
| BR0505 | 180 | 27,637,023.49 | 3.51 |
| CD0502 | 7 | 1,133,043.76 | 0.14 |
| CG0506 | 673 | 83,073,566.49 | 10.54 |
| CG0507 | 185 | 25,044,741.82 | 3.18 |
| FH0509 | 9 | 2,605,821.50 | 0.33 |
| FK0506 | 135 | 18,040,159.44 | 2.29 |
| FT0502 | 40 | 10,931,788.93 | 1.39 |
| GH0501 | 16 | 2,411,610.80 | 0.31 |
| GV0502 | 22 | 4,550,579.06 | 0.58 |
| GV0504 | 13 | 2,159,116.79 | 0.27 |
| HQ0512 | 93 | 12,146,801.89 | 1.54 |
| HR0502 | 161 | 32,982,863.26 | 4.19 |
| LA0509 | 1 | 460,750.00 | 0.06 |
| MB0502 | 161 | 29,360,307.49 | 3.73 |
| MC0501 | 93 | 16,713,348.34 | 2.12 |
| ML0505 | 65 | 13,138,667.31 | 1.67 |
| MN0503 | 61 | 9,972,015.52 | 1.27 |
| MT0506 | 39 | 4,963,861.32 | 0.63 |
| OK0503 | 151 | 20,285,184.30 | 2.57 |
| PL0505 | 53 | 9,837,576.62 | 1.25 |
| PN0505 | 26 | 3,061,413.08 | 0.39 |
| PN0506 | 18 | 3,461,075.13 | 0.44 |
| PN0507 | 7 | 1,320,205.64 | 0.17 |
| PS0502 | 42 | 4,869,409.55 | 0.62 |
| RM0503 | 974 | 173,218,074.20 | 21.98 |
| SG0503 | 430 | 42,604,630.53 | 5.41 |
| SK0505 | 74 | 12,806,569.00 | 1.62 |
| UF0502 | 192 | 23,966,150.47 | 3.04 |
| UM0506 | 3 | 594,883.84 | 0.08 |
| WC0502 | 29 | 6,240,691.31 | 0.79 |
| WS0501 | 22 | 5,555,432.51 | 0.70 |
| **LNG** | **388** | **61,173,950.25** | **7.76** |
| CO0504 | 96 | 13,579,399.00 | 1.72 |
| CO0505 | 38 | 4,764,050.00 | 0.60 |
| HQ0514 | 83 | 10,008,620.00 | 1.27 |
| LA0508 | 68 | 14,004,903.00 | 1.78 |
| LA0509 | 63 | 14,139,792.25 | 1.79 |
| SR0512 | 7 | 800,100.00 | 0.10 |
| UM0506 | 33 | 3,877,086.00 | 0.49 |
| **TOTAL** | **5,095** | **788,118,536.95** | **100.00** |

**Collateral Grouped by Source**

| SOURCE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 1ST MARINER BANK | 1 | 335,714.28 | 0.04 |
| AAMES CAPITAL | 418 | 62,969,143.08 | 7.99 |
| ACOUSTIC HOME LOANS | 207 | 34,800,763.89 | 4.42 |
| ACT MORTGAGE CAPITAL | 25 | 5,362,375.25 | 0.68 |
| ALLIANCE MORTGAGE BA | 47 | 10,066,880.49 | 1.28 |
| AMERICAN HOME EQUITY | 1 | 355,300.00 | 0.05 |
| AMERICASH LOANS | 21 | 5,314,158.84 | 0.67 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates*

**Collateral Grouped by Source**

| SOURCE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| BAYROCK MORTGAGE | 180 | 27,637,023.49 | 3.51 |
| BEAR STEARNS RES MTG | 7 | 1,538,567.00 | 0.20 |
| CENDANT | 7 | 1,133,043.76 | 0.14 |
| CENTURY MORTGAGE COM | 3 | 606,004.48 | 0.08 |
| CIT MORTGAGE | 858 | 108,118,308.31 | 13.72 |
| CONCORD MORTGAGE | 134 | 18,343,449.00 | 2.33 |
| FIRST CONTINENTAL | 40 | 10,931,788.93 | 1.39 |
| FIRST HORIZON | 9 | 2,605,821.50 | 0.33 |
| FRANKLIN FINANCIAL | 135 | 18,040,159.44 | 2.29 |
| GENEVA | 35 | 6,709,695.85 | 0.85 |
| GREENWICH HOME MORTG | 16 | 2,411,610.80 | 0.31 |
| HARBOURTON MORTGAGE | 161 | 32,982,863.26 | 4.19 |
| HOMEQUEST CAPITAL | 176 | 22,155,421.89 | 2.81 |
| LIBERTY AMERICAN MOR | 132 | 28,605,445.25 | 3.63 |
| MARIBELLA MORTGAGE L | 161 | 29,360,307.49 | 3.73 |
| METROCITIES MORTGAGE | 93 | 16,713,348.34 | 2.12 |
| METROPLEX INVESTMENT | 1 | 136,000.00 | 0.02 |
| MILLENIUM FUNDING GR | 61 | 9,972,015.52 | 1.27 |
| MLSG | 65 | 13,138,667.31 | 1.67 |
| MORTGAGE IT | 39 | 4,963,861.32 | 0.63 |
| OAK STREET | 151 | 20,285,184.30 | 2.57 |
| PINE STATE | 42 | 4,869,409.55 | 0.62 |
| PINNACLE FINANCIAL | 51 | 7,842,693.85 | 1.00 |
| PLATINUM CAPITAL GRO | 53 | 9,837,576.62 | 1.25 |
| RESMAE MORTGAGE | 974 | 173,218,074.20 | 21.98 |
| SEBRING CAPITAL | 430 | 42,604,630.53 | 5.41 |
| SOUTHTRUST | 7 | 800,100.00 | 0.10 |
| STONE CREEK FUNDING | 74 | 12,806,569.00 | 1.62 |
| TRIDENT MORTGAGE | 1 | 312,316.00 | 0.04 |
| UNIMORTGAGE | 36 | 4,471,969.84 | 0.57 |
| UNITED FINANCIAL | 192 | 23,966,150.47 | 3.04 |
| WEICHERT | 29 | 6,240,691.31 | 0.79 |
| WEST STAR MORTGAGE | 22 | 5,555,432.51 | 0.70 |
| **TOTAL** | **5,095** | **788,118,536.95** | **100.00** |

**Collateral Grouped by Servicer**

| SERVICER NAME | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg SERV FEE | Wtd Avg TOTAL STRIP |
|---|---|---|---|---|---|
| EMC MORTGAGE | 5,095 | 788,118,536.95 | 100.00 | 0.50000 | 0.50450 |
| **TOTAL** | **5,095** | **788,118,536.95** | **100.00** | **0.50000** | **0.50450** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

BSABS 2005-HE8 {CLTV 95.01 - 100.00}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	1	262,400.00	0.09	5.87500	5.37050	262,400.00	360	358	2	704	34.80	80.00	100.00	3.25000	1.00000	1.00000	7.00000	4
BALLOON	494	27,864,919.43	9.13	10.05247	9.54797	56,437.27	180	178	2	674	41.53	99.57	99.98	0.00000	0.00000	0.00000	0.00000	0
FIXED	407	32,990,476.38	10.81	7.98997	7.48547	81,110.88	350	348	2	647	41.55	89.31	99.85	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	3	642,792.00	0.21	7.26874	6.76424	214,264.00	360	359	1	647	45.55	80.00	100.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	724	102,122,380.32	33.46	7.32037	6.81587	141,126.84	360	358	2	636	42.24	84.93	99.94	5.94474	2.22484	1.13663	6.30282	22
LIBOR 2/6 ARM IO	420	97,351,215.32	31.90	6.78015	6.27565	231,801.55	359	358	2	664	41.79	80.89	99.95	5.88815	2.23971	1.21702	6.57767	22
LIBOR 3/1 ARM IO	2	173,520.00	0.06	7.89886	7.39436	86,760.00	360	358	2	638	49.10	92.91	100.00	6.50000	3.00000	1.00000	6.00000	34
LIBOR 3/6 ARM	85	12,705,913.01	4.16	7.41419	6.90969	149,582.28	360	358	2	636	40.36	86.79	99.71	6.71641	2.88452	1.03771	6.08299	34
LIBOR 3/6 ARM IO	149	28,013,864.95	9.18	6.94442	6.43992	188,015.32	360	358	2	643	42.44	82.75	99.91	6.33337	3.00000	1.00912	6.02027	34
LIBOR 5/6 ARM	7	1,295,213.80	0.42	6.74271	6.23821	185,257.14	360	358	2	629	42.91	85.16	99.61	5.36192	2.63726	1.00000	6.10792	58
LIBOR 5/6 ARM IO	7	1,684,369.35	0.55	6.81358	6.30908	240,685.71	360	357	3	699	44.24	80.00	100.00	4.95821	2.63850	1.23097	6.35025	57
LIBOR 7/6 ARM	1	84,936.92	0.03	7.50000	6.99550	85,000.00	360	357	3	674	28.66	100.00	100.00	5.00000	5.00000	1.00000	5.00000	81
TOTAL	2,300	305,192,001.48	100.00	7.43306	6.92856	132,738.57	342	341	2	651	41.91	85.30	99.92	5.99429	2.35954	1.14856	6.36805	25

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	421	13,439,062.44	4.40	10.0856	9.5811	242	1	31,921.76	99.54	99.98	657
50,000.00 - 99,999.99	654	49,122,675.68	16.10	8.6519	8.1474	301	2	75,111.12	90.93	99.94	643
100,000.00 - 149,999.99	515	62,934,646.89	20.62	7.5692	7.0647	346	1	122,203.20	85.57	99.93	638
150,000.00 - 199,999.99	238	40,950,470.91	13.42	7.1478	6.6433	358	2	172,060.80	83.94	99.93	642
200,000.00 - 249,999.99	180	40,319,798.25	13.21	6.8337	6.3292	358	2	223,998.88	82.79	99.97	654
250,000.00 - 299,999.99	116	31,806,045.30	10.42	6.8049	6.3004	357	2	274,190.05	82.11	99.98	661
300,000.00 - 349,999.99	68	22,035,182.27	7.22	6.7946	6.2901	358	2	324,046.80	81.41	99.92	660
350,000.00 - 399,999.99	51	18,833,508.89	6.17	6.7340	6.2295	358	2	369,284.49	81.93	99.70	658
400,000.00 - 449,999.99	38	15,967,263.17	5.23	6.6316	6.1271	358	2	420,191.14	82.10	99.87	671
450,000.00 - 499,999.99	12	5,560,816.34	1.82	6.5784	6.0739	358	2	463,401.36	83.25	99.81	692
500,000.00 - 549,999.99	1	510,000.00	0.17	6.5000	5.9955	358	2	510,000.00	100.00	100.00	651
550,000.00 - 599,999.99	3	1,736,531.34	0.57	6.5287	6.0242	298	3	578,843.78	79.82	99.77	699
600,000.00 - 649,999.99	2	1,256,000.00	0.41	6.8236	6.3191	359	1	628,000.00	80.00	100.00	675
700,000.00 - 749,999.99	1	720,000.00	0.24	6.5000	5.9955	358	2	720,000.00	75.00	100.00	638
TOTAL	2,300	305,192,001.48	100.00	7.4331	6.9286	341	2	132,692.17	85.30	99.92	651

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	5	1,144,373	0.37	5.0672	4.5627	358	2	5.0000	5.2000	228,875	80.00	100.00	701
5.250 - 5.499	6	1,870,881	0.61	5.2900	4.7855	359	1	5.2500	5.4500	311,814	80.00	100.00	672
5.500 - 5.749	20	3,851,448	1.26	5.5922	5.0877	358	2	5.5000	5.7250	192,572	80.31	100.00	654
5.750 - 5.999	84	17,178,732	5.63	5.9010	5.3965	358	2	5.7500	5.9900	204,509	80.21	99.87	650

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {CLTV 95.01 - 100.00}

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.000 - 6.249	101	22,892,031	7.50	6.1141	5.6096	354	2	6.0000	6.2400	226,654	80.26	99.90	668
6.250 - 6.499	162	32,801,973	10.75	6.3501	5.8456	358	2	6.2500	6.4900	202,481	80.49	99.86	668
6.500 - 6.749	155	29,685,303	9.73	6.5753	6.0708	357	2	6.5000	6.7300	191,518	81.34	99.91	658
6.750 - 6.999	216	43,749,508	14.34	6.8722	6.3677	358	1	6.7500	6.9950	202,544	80.95	99.90	655
7.000 - 7.249	111	16,991,043	5.57	7.1019	6.5974	358	2	7.0000	7.2400	153,072	80.88	99.94	644
7.250 - 7.499	127	20,922,433	6.86	7.3417	6.8372	358	2	7.2500	7.4900	164,744	83.28	99.99	654
7.500 - 7.749	136	20,589,263	6.75	7.5998	7.0953	357	1	7.5000	7.7450	151,392	85.13	99.97	643
7.750 - 7.999	114	16,090,548	5.27	7.8873	7.3828	357	2	7.7500	7.9900	141,145	87.04	99.94	642
8.000 - 8.249	55	5,992,245	1.96	8.1081	7.6036	359	1	8.0000	8.2400	108,950	86.71	99.97	624
8.250 - 8.499	83	9,856,989	3.23	8.3702	7.8657	346	1	8.2500	8.4990	118,759	90.15	99.81	621
8.500 - 8.749	89	9,107,856	2.98	8.6027	8.0982	353	1	8.5000	8.7400	102,335	91.26	99.95	613
8.750 - 8.999	64	6,883,079	2.26	8.8728	8.3683	318	1	8.7500	8.9900	107,548	97.22	99.90	621
9.000 - 9.249	44	4,783,726	1.57	9.0806	8.5761	331	2	9.0000	9.2250	108,721	94.70	100.00	626
9.250 - 9.499	82	6,707,910	2.20	9.3429	8.8384	308	1	9.2500	9.4900	81,804	96.37	99.98	625
9.500 - 9.749	74	4,337,360	1.42	9.5951	9.0906	254	1	9.5000	9.7400	58,613	97.74	99.93	650
9.750 - 9.999	244	11,977,623	3.92	9.8990	9.3945	248	1	9.7500	9.9990	49,089	99.36	100.00	665
10.000 - 10.249	47	2,741,066	0.90	10.1025	9.5980	245	2	10.0000	10.2400	58,321	99.99	99.99	664
10.250 - 10.499	53	2,919,436	0.96	10.3004	9.7959	229	1	10.2500	10.4900	55,084	100.00	100.00	653
10.500 - 10.749	53	3,073,937	1.01	10.5484	10.0439	201	2	10.5000	10.7000	57,999	99.99	99.99	650
10.750 - 10.999	84	4,895,843	1.60	10.9171	10.4126	206	1	10.7500	10.9900	58,284	99.99	99.99	644
11.000 - 11.249	30	1,275,477	0.42	11.0988	10.5943	204	2	11.0000	11.2400	42,516	100.00	100.00	647
11.250 - 11.499	16	903,979	0.30	11.3413	10.8368	197	2	11.2500	11.4900	56,499	99.99	99.99	653
11.500 - 11.749	17	810,286	0.27	11.5621	11.0576	198	1	11.5000	11.6900	47,664	99.99	99.99	638
11.750 - 11.999	18	846,048	0.28	11.8578	11.3533	308	2	11.7500	11.9900	47,003	100.00	100.00	642
12.000 - 12.249	1	25,200	0.01	12.0000	11.4955	180	0	12.0000	12.0000	25,200	100.00	100.00	624
12.250 - 12.499	6	179,235	0.06	12.4231	11.9186	223	2	12.2500	12.4900	29,873	100.00	100.00	627
12.500 - 12.749	2	81,228	0.03	12.5508	12.0463	179	1	12.5000	12.6250	40,614	100.00	100.00	647
13.000 - 13.249	1	25,944	0.01	13.0000	12.4955	177	3	13.0000	13.0000	25,944	100.00	100.00	625
TOTAL	**2,300**	**305,192,001**	**100.00**	**7.4331**	**6.9286**	**341**	**2**	**5.0000**	**13.0000**	**132,692**	**85.30**	**99.92**	**651**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
55.01 - 60.00	1	77,720.00	0.03	6.45000	5.94550	359	1	77,720.00	58.00	95.31	665
60.01 - 65.00	1	28,874.34	0.01	8.05000	7.54550	358	2	28,874.34	60.21	100.00	555
65.01 - 70.00	7	955,090.42	0.31	6.79362	6.28912	336	2	136,441.49	69.52	100.00	675
70.01 - 75.00	4	877,368.56	0.29	6.49235	5.98785	358	2	219,342.14	74.51	99.95	645
75.01 - 80.00	1,162	212,025,553.40	69.47	6.79111	6.28661	358	2	182,466.05	79.99	99.94	654
80.01 - 85.00	35	4,020,093.08	1.32	8.29543	7.79093	358	1	114,859.80	84.70	99.93	589
85.01 - 90.00	95	11,058,856.16	3.62	8.13512	7.63062	359	1	116,409.01	89.79	99.98	591
90.01 - 95.00	5	941,958.00	0.31	8.80727	8.30277	359	1	188,391.60	95.00	99.82	609
95.01 - 100.00	990	75,206,487.52	24.64	9.09619	8.59169	289	2	75,966.15	99.87	99.87	653
TOTAL	**2,300**	**305,192,001.48**	**100.00**	**7.43306**	**6.92856**	**341**	**2**	**132,692.17**	**85.30**	**99.92**	**651**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

# BSABS 2005-HE8 {CLTV 95.01 - 100.00}



## Collateral Grouped by Original Combined Loan-to_Value Ratio

| COMBO LTV | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg CURRENT NET COUPON | Wtd Avg STATED REM TERM | Wtd Avg AGE | Avg CURRENT BALANCE | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 95.01 - 100.00 | 2,300 | 305,192,001.48 | 100.00 | 7.43306 | 6.92856 | 341 | 2 | 132,692.17 | 85.30 | 99.92 | 651 |
| **TOTAL** | **2,300** | **305,192,001.48** | **100.00** | **7.43306** | **6.92856** | **341** | **2** | **132,692.17** | **85.30** | **99.92** | **651** |

## Collateral Grouped by Fico Score

| FICO SCORE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|
| 500 - 519 | 3 | 212,985.39 | 0.07 | 70,995.13 | 8.91198 | 80.00 | 100.00 | 509 |
| 520 - 539 | 6 | 773,132.40 | 0.25 | 128,855.40 | 8.98529 | 82.14 | 100.00 | 530 |
| 540 - 559 | 12 | 1,200,075.17 | 0.39 | 100,006.26 | 8.15871 | 83.17 | 99.55 | 546 |
| 560 - 579 | 75 | 9,570,062.03 | 3.14 | 127,600.83 | 8.76855 | 90.50 | 99.92 | 573 |
| 580 - 599 | 210 | 28,607,396.04 | 9.37 | 136,225.70 | 7.46287 | 85.51 | 99.97 | 589 |
| 600 - 619 | 246 | 35,097,273.53 | 11.50 | 142,671.84 | 7.38828 | 84.69 | 99.92 | 609 |
| 620 - 639 | 510 | 58,756,348.80 | 19.25 | 115,208.53 | 7.61251 | 85.37 | 99.91 | 630 |
| 640 - 659 | 410 | 53,408,610.59 | 17.50 | 130,264.90 | 7.47486 | 85.29 | 99.93 | 649 |
| 660 - 679 | 339 | 44,030,209.95 | 14.43 | 129,882.63 | 7.26434 | 85.37 | 99.89 | 669 |
| 680 - 699 | 207 | 29,169,811.46 | 9.56 | 140,916.96 | 7.19924 | 85.14 | 99.97 | 689 |
| 700 - 719 | 116 | 18,076,490.77 | 5.92 | 155,831.82 | 7.19162 | 84.40 | 99.88 | 709 |
| 720 - 739 | 65 | 9,258,319.22 | 3.03 | 142,435.68 | 7.13009 | 85.30 | 99.91 | 728 |
| 740 - 759 | 57 | 10,263,738.57 | 3.36 | 180,065.59 | 6.86478 | 83.38 | 100.00 | 749 |
| 760 - 779 | 35 | 5,512,496.54 | 1.81 | 157,499.90 | 7.41014 | 86.39 | 99.96 | 768 |
| 780 - 799 | 9 | 1,255,051.02 | 0.41 | 139,450.11 | 7.55468 | 84.32 | 100.00 | 787 |
| **TOTAL** | **2,300** | **305,192,001.48** | **100.00** | **132,692.17** | **7.43306** | **85.30** | **99.92** | **651** |

## Collateral Grouped by Property Type

| PROPTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 2-4 Family | 75 | 11,266,074.56 | 3.69 |
| Condominium | 152 | 18,941,400.01 | 6.21 |
| PUD | 355 | 53,910,373.11 | 17.66 |
| Single Family | 1,714 | 220,764,953.80 | 72.34 |
| Townhouse | 4 | 309,200.00 | 0.10 |
| **TOTAL** | **2,300** | **305,192,001.48** | **100.00** |

## Collateral Grouped by Occupancy Type

| OCCTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Investor | 23 | 2,620,805.10 | 0.86 |
| Owner Occupied | 2,271 | 301,882,700.55 | 98.92 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Second Home	6	688,495.83	0.23
TOTAL	2,300	305,192,001.48	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	1,268	158,411,220.81	51.91
Limited	6	671,450.00	0.22
Stated Income	1,026	146,109,330.67	47.87
TOTAL	2,300	305,192,001.48	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	220,000.00	0.07	220,000.00	5.99000	80.00	100.00	2.80
5.01 - 10.00	4	894,500.00	0.29	223,625.00	8.09842	93.41	99.67	7.23
10.01 - 15.00	5	725,004.68	0.24	145,000.94	6.37837	81.08	100.00	12.47
15.01 - 20.00	17	2,043,018.79	0.67	120,177.58	7.32974	84.20	99.88	18.38
20.01 - 25.00	43	3,692,881.64	1.21	85,880.97	7.44781	87.51	99.87	22.59
25.01 - 30.00	118	12,168,896.79	3.99	103,126.24	7.49303	86.88	99.94	27.93
30.01 - 35.00	212	23,953,815.21	7.85	112,989.69	7.42666	85.81	99.86	32.67
35.01 - 40.00	454	60,778,964.61	19.91	133,874.37	7.41429	85.03	99.94	37.90
40.01 - 45.00	603	81,004,461.28	26.54	134,335.76	7.49182	84.89	99.93	42.50
45.01 - 50.00	713	100,711,295.57	33.00	141,250.06	7.38309	85.20	99.94	47.61
50.01 - 55.00	130	18,999,162.91	6.23	146,147.41	7.51095	86.25	99.88	52.14
TOTAL	2,300	305,192,001.48	100.00	132,692.17	7.43306	85.30	99.92	41.91

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	321	47,271,163.96	15.49
Purchase	1,915	250,272,597.64	82.00
Rate/Term Refinance	64	7,648,239.88	2.51
TOTAL	2,300	305,192,001.48	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {CLTV 95.01 - 100.00}

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,590	269,738,313.19	88.38	169,646.74	7.07599	99.92	648
Second Lien	710	35,453,688.29	11.62	49,934.77	10.14971	99.99	669
TOTAL	2,300	305,192,001.48	100.00	132,692.17	7.43306	99.92	651

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,806	277,327,082.05	90.87
Yes	494	27,864,919.43	9.13
TOTAL	2,300	305,192,001.48	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	691	68,632,366.37	22.49
No PP	691	68,632,366.37	22.49
Yes	1,609	236,559,635.11	77.51
1Y PP	62	10,947,315.25	3.59
2Y PP	1,103	163,305,876.27	53.51
3Y PP	440	61,816,325.08	20.25
5Y PP	1	215,992.00	0.07
6M PP	3	274,126.51	0.09
TOTAL	2,300	305,192,001.48	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	2	319,900.00	0.10
AL	33	3,078,343.16	1.01
AR	11	1,051,470.91	0.34
AZ	98	11,646,776.25	3.82
CA	495	93,904,513.98	30.77
CO	98	13,450,852.78	4.41
CT	5	659,800.19	0.22
FL	199	24,094,502.76	7.89
GA	169	20,615,620.96	6.75
IA	2	140,000.00	0.05

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ID	11	1,173,798.12	0.38
IL	131	16,735,269.30	5.48
IN	46	4,144,638.37	1.36
KS	20	1,405,141.65	0.46
KY	17	1,296,702.62	0.42
LA	14	1,375,699.63	0.45
MA	2	461,959.05	0.15
MD	38	7,340,597.81	2.41
MI	51	5,462,478.65	1.79
MN	44	6,319,188.19	2.07
MO	64	6,117,937.02	2.00
MS	12	1,313,475.72	0.43
NC	33	3,225,185.16	1.06
NH	1	256,000.00	0.08
NJ	22	3,846,944.48	1.26
NM	2	316,586.15	0.10
NV	31	5,478,113.33	1.79
NY	25	5,167,590.62	1.69
OH	53	5,092,902.24	1.67
OK	16	1,248,597.67	0.41
OR	17	2,053,917.23	0.67
PA	41	4,745,870.58	1.56
RI	2	239,900.00	0.08
SC	22	1,921,973.73	0.63
TN	55	4,877,337.82	1.60
TX	245	23,099,008.50	7.57
UT	51	4,877,941.15	1.60
VA	52	7,263,631.50	2.38
WA	50	7,496,741.14	2.46
WI	18	1,804,636.29	0.59
WV	2	70,456.77	0.02
TOTAL	**2,300**	**305,192,001.48**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**1,396**	**243,693,813.67**	**79.85**
3.000 - 3.499	11	3,178,286.14	1.04
3.500 - 3.999	11	2,484,271.52	0.81
4.000 - 4.499	68	9,583,926.60	3.14
4.500 - 4.999	98	14,780,826.82	4.84
5.000 - 5.499	185	30,673,668.56	10.05
5.500 - 5.999	193	35,829,081.28	11.74

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

**Collateral Grouped by Margin**

| AM TYPE MARGIN | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 6.000 - 6.499 | 441 | 90,024,574.85 | 29.50 |
| 6.500 - 6.999 | 152 | 26,696,027.85 | 8.75 |
| 7.000 - 7.499 | 86 | 11,397,123.92 | 3.73 |
| 7.500 - 7.999 | 55 | 6,833,890.12 | 2.24 |
| 8.000 - 8.499 | 46 | 6,226,247.99 | 2.04 |
| 8.500 - 8.999 | 26 | 3,515,102.52 | 1.15 |
| 9.000 - 9.499 | 18 | 1,979,397.38 | 0.65 |
| 9.500 - 9.999 | 1 | 66,500.00 | 0.02 |
| 10.000 - 10.499 | 3 | 318,900.00 | 0.10 |
| 10.500 - 10.999 | 1 | 68,000.00 | 0.02 |
| 11.500 - 11.999 | 1 | 37,988.12 | 0.01 |
| **FIXED** | **904** | **61,498,187.81** | **20.15** |
| 0.000 - 0.499 | 904 | 61,498,187.81 | 20.15 |
| **TOTAL** | **2,300** | **305,192,001.48** | **100.00** |

**Collateral Grouped by Index**

| INDEX | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| FIXED | 410 | 33,633,268.38 | 11.02 |
| FIXED-BALLOON | 494 | 27,864,919.43 | 9.13 |
| FNMA-6MLIBOR | 2 | 371,760.23 | 0.12 |
| WSJ-1YRLIBOR | 2 | 173,520.00 | 0.06 |
| WSJ-6MLIBOR | 1,392 | 243,148,533.44 | 79.67 |
| **TOTAL** | **2,300** | **305,192,001.48** | **100.00** |

**Collateral Grouped by Product Type**

| PRODUCT | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg CURRENT NET COUPON | Avg ORIGINAL BALANCE | Wtd Avg STATED ORIGINAL TERM | Wtd Avg STATED REM TERM | Wtd Avg AGE | Wtd Avg FICO SCORE | Wtd Avg BACK RATIO | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg MARGIN | Wtd Avg INIT RATE CAP | Wtd Avg PER RATE CAP | Wtd Avg GROSS LIFE CAP | Wtd Avg ROLL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 6MLIBOR IO | 1 | 262,400.00 | 0.09 | 5.87500 | 5.37050 | 262,400.00 | 360 | 358 | 2 | 704 | 34.80 | 80.00 | 100.00 | 3.25000 | 1.00000 | 1.00000 | 7.00000 | 4 |
| BALLOON | 494 | 27,864,919.43 | 9.13 | 10.05247 | 9.54797 | 56,437.27 | 180 | 178 | 2 | 674 | 41.53 | 99.57 | 99.98 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0 |
| FIXED | 407 | 32,990,476.38 | 10.81 | 7.98997 | 7.48547 | 81,110.88 | 350 | 348 | 2 | 647 | 41.55 | 89.31 | 99.85 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0 |
| FIXED IO | 3 | 642,792.00 | 0.21 | 7.26874 | 6.76424 | 214,264.00 | 360 | 359 | 1 | 647 | 45.55 | 80.00 | 100.00 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0 |
| LIBOR 2/6 ARM | 724 | 102,122,380.32 | 33.46 | 7.32037 | 6.81587 | 141,126.84 | 360 | 358 | 2 | 636 | 42.24 | 84.93 | 99.94 | 5.94474 | 2.22484 | 1.13663 | 6.30282 | 22 |
| LIBOR 2/6 ARM IO | 420 | 97,351,215.32 | 31.90 | 6.78015 | 6.27565 | 231,801.55 | 359 | 358 | 2 | 664 | 41.79 | 80.89 | 99.95 | 5.88815 | 2.23971 | 1.21702 | 6.57767 | 22 |
| LIBOR 3/1 ARM IO | 2 | 173,520.00 | 0.06 | 7.89886 | 7.39436 | 86,760.00 | 360 | 358 | 2 | 638 | 49.10 | 92.91 | 100.00 | 6.50000 | 3.00000 | 1.00000 | 6.00000 | 34 |
| LIBOR 3/6 ARM | 85 | 12,705,913.01 | 4.16 | 7.41419 | 6.90969 | 149,582.28 | 360 | 358 | 2 | 636 | 40.36 | 86.79 | 99.71 | 6.71641 | 2.88452 | 1.03771 | 6.08299 | 34 |
| LIBOR 3/6 ARM IO | 149 | 28,013,864.95 | 9.18 | 6.94442 | 6.43992 | 188,015.32 | 360 | 358 | 2 | 643 | 42.44 | 82.75 | 99.91 | 6.33337 | 3.00000 | 1.00912 | 6.02027 | 34 |
| LIBOR 5/6 ARM | 7 | 1,295,213.80 | 0.42 | 6.74271 | 6.23821 | 185,257.14 | 360 | 358 | 2 | 629 | 42.91 | 85.16 | 99.61 | 5.36192 | 2.63726 | 1.00000 | 6.10792 | 58 |
| LIBOR 5/6 ARM IO | 7 | 1,684,369.35 | 0.55 | 6.81358 | 6.30908 | 240,685.71 | 360 | 357 | 3 | 699 | 44.24 | 80.00 | 100.00 | 4.95821 | 2.63850 | 1.23097 | 6.35025 | 57 |
| LIBOR 7/6 ARM | 1 | 84,936.92 | 0.03 | 7.50000 | 6.99550 | 85,000.00 | 360 | 357 | 3 | 674 | 28.66 | 100.00 | 100.00 | 5.00000 | 5.00000 | 1.00000 | 5.00000 | 81 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates*

BSABS 2005-HE8 {CLTV 95.01 - 100.00}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
TOTAL	2,300	305,192,001.48	100.00	7.43306	6.92856	132,738.57	342	341	2	651	41.91	85.30	99.92	5.99429	2.35954	1.14856	6.36805	25

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	13	2,850,718.50	0.93
2 YEARS	274	66,460,532.68	21.78
3 YEARS	49	10,628,755.42	3.48
5 YEARS	242	47,395,024.17	15.53
7 YEARS	3	465,380.85	0.15
ERROR	1	327,750.00	0.11
NON-IO	1,718	177,063,839.86	58.02
TOTAL	2,300	305,192,001.48	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE8 {INTEREST ONLY}

Collateral Grouped by Product Type

PRODUCT IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	**2**	**502,400.00**	**0.20**	**6.71099**	**6.20649**	**251,200.00**	**360**	**358**	**2**	**678**	**33.27**	**80.00**	**90.45**	**3.25000**	**1.00000**	**1.00000**	**7.00000**	**4**
10 YEARS	2	502,400.00	0.20	6.71099	6.20649	251,200.00	360	358	2	678	33.27	80.00	90.45	3.25000	1.00000	1.00000	7.00000	4
FIXED IO	**12**	**2,854,992.00**	**1.16**	**7.23830**	**6.73380**	**237,916.00**	**360**	**360**	**0**	**639**	**41.62**	**83.73**	**89.30**	**0.00000**	**0.00000**	**0.00000**	**0.00000**	**0**
10 YEARS	8	2,153,400.00	0.87	7.26736	6.76286	269,175.00	360	360	0	633	40.39	85.22	89.18	0.00000	0.00000	0.00000	0.00000	0
5 YEARS	4	701,592.00	0.28	7.14911	6.64461	175,398.00	360	359	1	660	45.39	79.15	89.66	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	**696**	**172,470,837.15**	**69.86**	**6.92524**	**6.42074**	**247,815.08**	**360**	**358**	**2**	**648**	**41.02**	**81.89**	**93.24**	**5.95626**	**2.34099**	**1.19564**	**6.48969**	**22**
10 YEARS	14	3,783,846.10	1.53	7.13991	6.63541	270,355.21	360	359	2	673	41.05	79.22	91.61	4.13822	2.37619	1.62381	5.91746	23
2 YEARS	437	113,346,166.30	45.91	6.94148	6.43698	259,381.54	360	358	1	650	40.85	81.85	93.59	6.12757	2.07745	1.21429	6.63975	23
3 YEARS	5	1,144,737.00	0.46	6.52787	6.02337	228,947.40	360	358	2	664	42.14	81.05	96.72	5.03824	1.81545	1.26064	7.00000	22
5 YEARS	240	54,196,087.75	21.95	6.88470	6.38020	225,832.74	360	358	2	642	41.37	82.18	92.55	5.74428	2.90078	1.12538	6.20502	22
LIBOR 3/1 ARM IO	**2**	**173,520.00**	**0.07**	**7.89886**	**7.39436**	**86,760.00**	**360**	**358**	**2**	**638**	**49.10**	**92.91**	**100.00**	**6.50000**	**3.00000**	**1.00000**	**6.00000**	**34**
5 YEARS	2	173,520.00	0.07	7.89886	7.39436	86,760.00	360	358	2	638	49.10	92.91	100.00	6.50000	3.00000	1.00000	6.00000	34
LIBOR 3/6 ARM IO	**299**	**65,791,340.67**	**26.65**	**6.98034**	**6.47584**	**220,044.78**	**360**	**358**	**2**	**638**	**41.38**	**83.55**	**91.73**	**6.41220**	**2.97556**	**1.01739**	**6.03984**	**34**
10 YEARS	4	467,524.00	0.19	7.84820	7.34370	116,887.25	360	357	3	616	49.58	91.92	100.00	6.26459	3.00000	1.00000	6.00000	33
2 YEARS	1	110,000.00	0.04	8.87500	8.37050	110,000.00	360	360	0	592	37.70	99.10	99.10	8.62500	3.00000	1.00000	6.00000	36
3 YEARS	108	26,293,249.78	10.65	6.81118	6.30668	243,456.41	360	358	2	638	41.61	81.88	89.95	6.40643	2.93884	1.03638	6.08325	34
5 YEARS	186	38,920,566.89	15.76	7.07884	6.57434	209,261.01	360	358	2	638	41.14	84.54	92.81	6.41162	3.00000	1.00482	6.01111	34
LIBOR 5/6 ARM IO	**18**	**5,093,115.61**	**2.06**	**6.37155**	**5.86705**	**283,025.00**	**360**	**358**	**2**	**664**	**41.10**	**77.43**	**86.17**	**5.26324**	**2.62579**	**1.17920**	**6.35962**	**58**
10 YEARS	3	1,194,038.50	0.48	6.11414	5.60964	398,083.33	360	359	1	695	40.78	85.07	91.58	4.76450	2.67418	1.66291	6.67418	59
5 YEARS	6	1,744,700.00	0.71	6.75311	6.24861	290,783.33	360	358	2	663	42.31	76.59	92.32	6.35232	3.00000	1.06942	6.55150	58
7 YEARS	9	2,154,377.11	0.87	6.20521	5.70071	239,500.00	360	358	2	648	40.30	73.86	78.19	4.65768	2.29592	1.00000	6.02989	58
TOTAL	**1,029**	**246,886,205.43**	**100.00**	**6.93237**	**6.42787**	**239,939.79**	**360**	**358**	**2**	**646**	**41.12**	**82.27**	**92.65**	**6.05953**	**2.51572**	**1.14670**	**6.36640**	**26**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	2	85,799.99	0.03	7.8821	7.3776	359	1	42,900.00	58.73	58.73	650
50,000.00 - 99,999.99	71	5,782,220.37	2.34	7.5740	7.0695	358	2	81,439.72	82.16	95.87	637
100,000.00 - 149,999.99	202	25,379,976.19	10.28	7.3361	6.8316	359	1	125,643.45	83.02	94.96	636
150,000.00 - 199,999.99	171	29,785,733.03	12.06	7.0895	6.5850	358	2	174,185.57	82.67	93.64	644
200,000.00 - 249,999.99	167	37,673,495.25	15.26	6.9462	6.4417	358	2	225,589.79	82.06	93.60	648
250,000.00 - 299,999.99	133	36,392,358.04	14.74	6.8832	6.3787	357	2	273,626.75	80.88	92.09	645
300,000.00 - 349,999.99	95	30,878,462.44	12.51	6.7590	6.2545	358	2	325,036.45	81.66	92.09	654
350,000.00 - 399,999.99	78	29,148,708.32	11.81	6.7649	6.2604	358	2	373,701.39	82.85	92.54	644
400,000.00 - 449,999.99	59	24,862,798.45	10.07	6.7634	6.2589	358	2	421,403.36	82.64	91.99	649
450,000.00 - 499,999.99	29	13,673,971.62	5.54	6.7135	6.2090	358	2	471,516.26	83.40	90.50	655
500,000.00 - 549,999.99	9	4,654,600.00	1.89	6.8507	6.3462	359	1	517,177.78	87.07	89.40	623
550,000.00 - 599,999.99	3	1,730,500.00	0.70	7.0899	6.5854	359	1	576,833.33	83.46	93.31	612
600,000.00 - 649,999.99	6	3,724,043.73	1.51	7.1557	6.6512	359	1	620,673.95	81.20	87.95	653
650,000.00 - 699,999.99	2	1,365,038.00	0.55	6.8531	6.3486	358	2	682,519.00	85.04	90.00	629
700,000.00 - 749,999.99	1	748,500.00	0.30	7.5000	6.9955	358	2	748,500.00	78.79	87.74	617
1,000,000.00 - 1,049,999.99	1	1,000,000.00	0.41	5.8750	5.3705	357	3	1,000,000.00	67.80	77.80	649
TOTAL	**1,029**	**246,886,205.43**	**100.00**	**6.9324**	**6.4279**	**358**	**2**	**239,928.29**	**82.27**	**92.65**	**646**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	1	375,000	0.15	4.9750	4.4705	358	2	4.9750	4.9750	375,000	56.90	56.90	642
5.000 - 5.249	2	855,215	0.35	5.0623	4.5578	358	2	5.0500	5.0750	427,607	80.00	100.00	717
5.250 - 5.499	7	2,075,504	0.84	5.2915	4.7870	358	2	5.2500	5.3500	296,501	79.50	92.35	702
5.500 - 5.749	18	4,113,681	1.67	5.6036	5.0991	358	2	5.5000	5.7250	228,538	77.21	86.26	656
5.750 - 5.999	72	20,001,580	8.10	5.8675	5.3630	358	2	5.7500	5.9900	277,800	78.52	89.35	655
6.000 - 6.249	68	17,945,359	7.27	6.1065	5.6020	358	2	6.0000	6.2450	263,902	80.46	94.28	665
6.250 - 6.499	117	29,390,889	11.90	6.3463	5.8418	358	2	6.2500	6.4900	251,204	80.65	95.53	664
6.500 - 6.749	122	32,734,960	13.26	6.5798	6.0753	358	2	6.5000	6.7400	268,319	82.22	92.90	651
6.750 - 6.999	189	47,603,512	19.28	6.8760	6.3715	359	1	6.7500	6.9900	251,870	81.24	92.43	644
7.000 - 7.249	64	14,399,846	5.83	7.1148	6.6103	358	2	7.0000	7.2300	224,998	82.56	94.39	641
7.250 - 7.499	89	22,421,287	9.08	7.3231	6.8186	358	2	7.2500	7.4900	251,925	81.88	91.80	638
7.500 - 7.749	70	15,515,081	6.28	7.5786	7.0741	358	2	7.5000	7.7200	221,644	84.59	92.72	639
7.750 - 7.999	78	15,884,330	6.43	7.8944	7.3899	359	1	7.7500	7.9900	203,645	85.69	91.91	628
8.000 - 8.249	17	3,022,147	1.22	8.1454	7.6409	359	1	8.0000	8.2400	177,773	87.26	92.73	605
8.250 - 8.499	30	5,535,197	2.24	8.3561	7.8516	349	1	8.2500	8.4900	184,507	86.77	91.55	631
8.500 - 8.749	35	6,231,848	2.52	8.5977	8.0932	359	1	8.5000	8.7400	178,053	89.21	93.04	617
8.750 - 8.999	17	3,010,091	1.22	8.8530	8.3485	359	1	8.7500	8.9900	177,064	90.59	91.71	600
9.000 - 9.249	11	1,919,467	0.78	9.1026	8.5981	359	1	9.0000	9.1700	174,497	88.68	93.28	605
9.250 - 9.499	8	1,640,140	0.66	9.3366	8.8321	359	1	9.2500	9.4500	205,018	97.85	97.85	604
9.500 - 9.749	7	1,199,321	0.49	9.5447	9.0402	360	0	9.5000	9.7000	171,332	85.52	85.52	582
9.750 - 9.999	2	350,000	0.14	9.7500	9.2455	360	0	9.7500	9.7500	175,000	93.39	93.39	566
10.000 - 10.249	3	522,950	0.21	10.0786	9.5741	360	0	10.0000	10.1250	174,317	86.55	86.55	603
10.250 - 10.499	1	40,700	0.02	10.3000	9.7955	360	0	10.3000	10.3000	40,700	100.00	100.00	648
10.500 - 10.749	1	98,100	0.04	10.6250	10.1205	360	0	10.6250	10.6250	98,100	90.00	90.00	597
TOTAL	**1,029**	**246,886,205**	**100.00**	**6.9324**	**6.4279**	**358**	**2**	**4.9750**	**10.6250**	**239,928**	**82.27**	**92.65**	**646**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	5	759,599.99	0.31	7.35481	6.85031	359	1	151,920.00	42.51	42.51	582
50.01 - 55.00	2	527,500.00	0.21	5.74491	5.24041	359	1	263,750.00	52.16	52.16	604
55.01 - 60.00	6	1,802,749.99	0.73	5.90680	5.40230	358	2	300,458.33	57.96	57.96	614
60.01 - 65.00	9	2,451,847.81	0.99	6.83016	6.32566	359	1	272,427.53	63.97	67.94	625
65.01 - 70.00	21	5,996,145.00	2.43	6.61170	6.10720	358	2	285,530.71	68.32	73.11	628
70.01 - 75.00	30	6,311,536.96	2.56	7.02965	6.52515	359	2	210,384.57	74.12	74.71	617
75.01 - 80.00	644	150,334,083.66	60.89	6.72769	6.22319	358	2	233,438.02	79.88	96.49	658
80.01 - 85.00	68	18,640,471.87	7.55	7.03071	6.52621	359	1	274,124.59	84.43	84.70	619
85.01 - 90.00	152	39,356,073.75	15.94	7.25792	6.75342	359	2	258,921.54	89.78	90.17	629
90.01 - 95.00	52	13,284,448.91	5.38	7.66941	7.16491	358	2	255,470.17	94.52	94.71	634
95.01 - 100.00	40	7,421,747.49	3.01	8.28618	7.78168	359	2	185,543.69	99.75	99.75	624
TOTAL	**1,029**	**246,886,205.43**	**100.00**	**6.93237**	**6.42787**	**358**	**2**	**239,928.29**	**82.27**	**92.65**	**646**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {INTEREST ONLY}

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	5	759,599.99	0.31	7.35481	6.85031	359	1	151,920.00	42.51	42.51	582
50.01 - 55.00	2	527,500.00	0.21	5.74491	5.24041	359	1	263,750.00	52.16	52.16	604
55.01 - 60.00	6	1,802,749.99	0.73	5.90680	5.40230	358	2	300,458.33	57.96	57.96	614
60.01 - 65.00	8	2,062,974.71	0.84	7.03377	6.52927	359	1	257,871.84	63.78	63.78	596
65.01 - 70.00	17	4,097,345.00	1.66	6.94950	6.44500	359	1	241,020.29	68.07	68.07	609
70.01 - 75.00	28	6,106,736.96	2.47	7.04361	6.53911	359	2	218,097.75	74.15	74.15	616
75.01 - 80.00	79	21,975,848.43	8.90	6.72751	6.22301	358	2	278,175.30	78.69	79.15	631
80.01 - 85.00	70	19,129,923.33	7.75	7.00470	6.50020	359	1	273,284.62	84.16	84.36	622
85.01 - 90.00	153	42,499,076.37	17.21	7.16904	6.66454	359	1	277,771.74	88.35	89.75	634
90.01 - 95.00	79	19,796,289.03	8.02	7.37849	6.87399	358	2	250,585.94	89.57	94.58	645
95.01 - 100.00	582	128,128,161.62	51.90	6.81862	6.31412	358	2	220,151.48	81.29	99.95	660
TOTAL	1,029	246,886,205.43	100.00	6.93237	6.42787	358	2	239,928.29	82.27	92.65	646

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
520 - 539	6	1,415,050.00	0.57	235,841.67	8.62840	81.84	81.84	531
540 - 559	19	4,978,456.71	2.02	262,024.04	7.52842	76.37	76.37	552
560 - 579	47	12,242,397.99	4.96	260,476.55	7.45381	83.56	84.28	570
580 - 599	113	25,844,131.03	10.47	228,709.12	7.31648	84.04	90.27	589
600 - 619	143	30,660,011.43	12.42	214,405.67	7.22872	83.53	90.91	610
620 - 639	173	40,824,602.73	16.54	235,980.36	6.83346	81.94	92.88	630
640 - 659	178	43,423,894.12	17.59	243,954.46	6.87899	82.05	93.76	649
660 - 679	128	32,669,537.16	13.23	255,230.76	6.69522	82.80	94.18	669
680 - 699	91	20,681,862.02	8.38	227,273.21	6.54639	80.66	96.50	689
700 - 719	56	14,129,864.06	5.72	252,319.00	6.74136	82.45	95.89	709
720 - 739	28	7,425,559.00	3.01	265,198.54	6.74623	80.46	94.77	727
740 - 759	29	8,310,628.28	3.37	286,573.39	6.48070	81.21	98.52	749
760 - 779	15	3,621,308.90	1.47	241,420.59	6.64668	79.09	95.76	769
780 - 799	3	658,902.00	0.27	219,634.00	7.22430	81.58	99.47	788
TOTAL	1,029	246,886,205.43	100.00	239,928.29	6.93237	82.27	92.65	646

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	36	9,917,925.97	4.02
Condominium	75	15,401,193.74	6.24
PUD	198	51,421,470.44	20.83
Single Family	718	169,762,695.28	68.76
Townhouse	2	382,920.00	0.16

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE8 {INTEREST ONLY}

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	1,029	246,886,205.43	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	73	13,896,733.10	5.63
Owner Occupied	948	231,683,508.53	93.84
Second Home	8	1,305,963.80	0.53
TOTAL	1,029	246,886,205.43	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	521	114,364,329.48	46.32
Limited	5	1,242,610.00	0.50
Stated Income	503	131,279,265.95	53.17
TOTAL	1,029	246,886,205.43	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	220,000.00	0.09	220,000.00	5.99000	80.00	100.00	2.80
5.01 - 10.00	2	492,000.00	0.20	246,000.00	7.22675	88.01	99.40	7.39
10.01 - 15.00	4	1,913,539.00	0.78	478,384.75	6.74838	83.42	85.83	13.03
15.01 - 20.00	14	2,696,339.99	1.09	192,595.71	7.23770	83.28	89.84	18.53
20.01 - 25.00	16	3,714,963.76	1.50	232,185.24	6.82638	80.68	85.87	22.86
25.01 - 30.00	55	10,833,789.72	4.39	196,977.99	6.95023	81.72	89.08	27.95
30.01 - 35.00	105	23,480,094.91	9.51	223,619.95	6.94029	82.31	88.96	32.91
35.01 - 40.00	202	50,649,013.32	20.52	250,737.69	6.85233	81.66	93.05	37.69
40.01 - 45.00	256	63,734,396.17	25.82	248,962.49	6.96253	82.10	93.60	42.45
45.01 - 50.00	318	76,201,584.65	30.87	239,627.62	6.97110	82.85	93.35	47.53
50.01 - 55.00	56	12,950,483.91	5.25	231,258.64	6.83867	82.29	95.07	52.18
TOTAL	1,029	246,886,205.43	100.00	239,928.29	6.93237	82.27	92.65	41.12

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {INTEREST ONLY}

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	338	88,008,635.54	35.65
Purchase	652	150,827,129.34	61.09
Rate/Term Refinance	39	8,050,440.55	3.26
TOTAL	**1,029**	**246,886,205.43**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,029	246,886,205.43	100.00	239,928.29	6.93237	92.65	646
TOTAL	**1,029**	**246,886,205.43**	**100.00**	**239,928.29**	**6.93237**	**92.65**	**646**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,029	246,886,205.43	100.00
TOTAL	**1,029**	**246,886,205.43**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**176**	**37,669,809.00**	**15.26**
No PP	176	37,669,809.00	15.26
Yes	**853**	**209,216,396.43**	**84.74**
1Y PP	46	13,454,438.76	5.45
2Y PP	547	135,881,253.59	55.04
3Y PP	253	58,136,402.09	23.55
5Y PP	4	1,085,941.99	0.44
6M PP	3	658,360.00	0.27
TOTAL	**1,029**	**246,886,205.43**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	1	255,920.00	0.10
AL	6	736,277.00	0.30

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AR	4	520,850.00	0.21
AZ	60	13,407,074.84	5.43
CA	387	118,872,349.41	48.15
CO	48	8,235,708.90	3.34
DE	1	297,500.00	0.12
FL	80	15,096,390.34	6.11
GA	111	17,662,470.40	7.15
HI	2	904,000.00	0.37
ID	5	676,349.79	0.27
IL	39	8,582,853.65	3.48
IN	4	573,662.98	0.23
KS	4	627,360.00	0.25
KY	2	202,339.00	0.08
MD	27	7,932,185.07	3.21
MI	16	2,590,748.69	1.05
MN	27	5,586,775.38	2.26
MO	13	2,148,790.00	0.87
MS	1	164,000.00	0.07
NC	3	326,550.00	0.13
NJ	8	2,398,640.44	0.97
NV	33	8,372,508.79	3.39
NY	14	4,775,700.00	1.93
OH	6	661,099.98	0.27
OK	1	75,900.00	0.03
OR	9	1,691,409.37	0.69
PA	3	921,966.57	0.37
TN	3	265,450.00	0.11
TX	17	2,598,662.32	1.05
UT	16	2,332,863.33	0.94
VA	36	8,972,260.00	3.63
WA	35	7,192,752.83	2.91
WI	6	906,836.35	0.37
WV	1	320,000.00	0.13
TOTAL	**1,029**	**246,886,205.43**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**1,017**	**244,031,213.43**	**98.84**
2.000 - 2.499	1	413,000.00	0.17
3.000 - 3.499	14	3,823,870.60	1.55
3.500 - 3.999	10	2,724,720.82	1.10
4.000 - 4.499	34	7,860,645.23	3.18

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE8 {INTEREST ONLY}

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
4.500 - 4.999	43	8,204,636.24	3.32
5.000 - 5.499	102	23,967,909.86	9.71
5.500 - 5.999	154	39,261,880.80	15.90
6.000 - 6.499	357	92,377,635.10	37.42
6.500 - 6.999	145	35,313,501.58	14.30
7.000 - 7.499	54	10,959,151.99	4.44
7.500 - 7.999	46	9,166,471.80	3.71
8.000 - 8.499	30	5,291,558.00	2.14
8.500 - 8.999	16	2,900,560.00	1.17
9.000 - 9.499	8	1,290,010.00	0.52
9.500 - 9.999	3	475,661.41	0.19
FIXED	**12**	**2,854,992.00**	**1.16**
0.000 - 0.499	12	2,854,992.00	1.16
TOTAL	**1,029**	**246,886,205.43**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	12	2,854,992.00	1.16
FNMA-6MLIBOR	1	240,000.00	0.10
WSJ-1YRLIBOR	2	173,520.00	0.07
WSJ-6MLIBOR	1,014	243,617,693.43	98.68
TOTAL	**1,029**	**246,886,205.43**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	2	502,400.00	0.20	6.71099	6.20649	251,200.00	360	358	2	678	33.27	80.00	90.45	3.25000	1.00000	1.00000	7.00000	4
FIXED IO	12	2,854,992.00	1.16	7.23830	6.73380	237,916.00	360	360	0	639	41.62	83.73	89.30	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	696	172,470,837.15	69.86	6.92524	6.42074	247,815.08	360	358	2	648	41.02	81.89	93.24	5.95626	2.34099	1.19564	6.48969	22
LIBOR 3/1 ARM IO	2	173,520.00	0.07	7.89886	7.39436	86,760.00	360	358	2	638	49.10	92.91	100.00	6.50000	3.00000	1.00000	6.00000	34
LIBOR 3/6 ARM IO	299	65,791,340.67	26.65	6.98034	6.47584	220,044.78	360	358	2	638	41.38	83.55	91.73	6.41220	2.97556	1.01739	6.03984	34
LIBOR 5/6 ARM IO	18	5,093,115.61	2.06	6.37155	5.86705	283,025.00	360	358	2	664	41.10	77.43	86.17	5.26324	2.62579	1.17920	6.35962	58
TOTAL	**1,029**	**246,886,205.43**	**100.00**	**6.93237**	**6.42787**	**239,939.79**	**360**	**358**	**2**	**646**	**41.12**	**82.27**	**92.65**	**6.05953**	**2.51572**	**1.14670**	**6.36640**	**26**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {INTEREST ONLY}

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	31	8,101,208.60	3.28
2 YEARS	438	113,456,166.30	45.95
3 YEARS	113	27,437,986.78	11.11
5 YEARS	438	95,736,466.64	38.78
7 YEARS	9	2,154,377.11	0.87
TOTAL	**1,029**	**246,886,205.43**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Deal Name: BSABS 2005-HE8 788,118,536.95

	# of Loans	Balance	% of group balnce	WAC	WARM	FICO	LTV	% of full doc	% of owner Occ	SF	% Cash out/refi	DTI	2nd Liens
RATE													
10.01-10.5	153	10,821,203.39	1.37%	10.3027	269	618	91.19	42.07	91.13	88.37	34.66	41.27	53.73
10.501-11	141	8,389,657.25	1.06%	10.8368	234	626	95.82	35.14	97.93	87.84	16.57	41.8	76.29
11.001-11.5	53	2,600,547.44	0.33%	11.3072	214	632	96.68	24.27	97.44	91.59	23.85	40.75	86.49
11.501-12	35	1,630,720.68	0.21%	11.7775	284	631	96.88	12.35	96.44	85.64	19.3	43.3	87.07
12.001-12.5	11	407,593.26	0.05%	12.3688	211	644	97.79	37.43	55.81	65.66	0	37.61	100
Balance													
0-24,999	119	2,385,753.51	0.30%	9.879	266	657	98.22	58.82	97.28	88.29	15.24	39.67	98.16
25-49,999	473	17,595,093.59	2.23%	9.6538	262	637	91.68	59.06	90.81	89.92	31.52	38.43	66.34
50-74,999	701	43,624,352.67	5.54%	8.7447	305	628	86.47	63.84	86.98	89.19	40.54	38.61	28.52
400K-500K	139	61,175,281.05	7.76%	6.8953	358	645	82.61	44.3	94.86	87.23	50.09	42.2	0
500K-600K	28	15,108,713.42	1.92%	7.084	352	618	81.56	63.33	92.72	89.29	67.67	39.28	0
600K-700K	10	6,379,259.11	0.81%	7.0535	359	640	78.23	51.01	80.42	100	50.12	40	0
700K-800K	6	4,473,780.66	0.57%	6.5793	358	647	77.02	34.53	100	100	51.29	37.69	0
800K-900K	1	807,224.42	0.10%	6.19	358	660	58.34	0	100	100	100	41.63	0
>1mm	1	1,000,000.00	0.13%	5.875	357	649	67.8	100	100	100	0	48.2	0
FICO													
475-500	0	-	0.00%							.			
500-525	161	26,644,711.95	3.38%	8.3127	356	515	73.93	65.66	97.73	93.39	82.87	40.32	0
526-550	287	44,429,506.78	5.64%	8.0408	354	539	76.38	68.28	97.55	94.46	72.91	39.87	0
550-575	421	65,213,688.45	8.27%	7.8093	355	564	79.02	65.26	95.47	91.25	70.75	40.36	0
575-599	747	117,449,482.89	14.90%	7.5263	355	589	83.14	76.04	94.87	92.3	51.42	40.66	0.01
600-650	1,835	277,424,555.45	35.20%	7.3343	348	626	83.5	55.99	94.03	89.11	46.73	41.21	5.49
650-700	1,200	183,461,189.51	23.28%	7.1074	344	671	83.61	44.54	90.13	85.97	36.06	41.12	8.83
LTV													
80-84	1,725	312,092,786.09	39.60%	6.9476	357	642	80.26	49.61	95.42	89.51	29.71	41.41	0.04
85-89	445	75,387,021.13	9.57%	7.4391	356	608	86.21	64	88.82	88.39	66.82	39.74	0.29
90-94	611	106,054,869.76	13.46%	7.619	355	620	90.39	63.6	86.28	88.52	48.35	41.29	1.18
95-99	1,311	123,055,868.28	15.61%	8.7381	314	643	97.98	60.63	94.68	87.73	29.81	41.46	30.06
2nd Home	32	5,803,962.57	0.74%	7.6831	352	639	85.34	61.61	0	90.59	38.58	39.45	3.79
Invest Prop	399	50,815,476.65	6.45%	7.9124	356	654	83.16	64.27	0	63.99	45.17	38.93	1.01
Cashout	2,192	373,927,166.07	47.45%	7.253	351	610	79.46	63.62	93.26	90.01	100	40.15	1.27
Refi rate term	312	44,393,767.05	5.63%	7.3346	348	618	82.64	72.96	93.41	94.19	0	40.95	1.49
DOC													
Stated Doc	1,970	340,276,489.18	43.18%	7.5357	345	641	81.84	0	94.07	87.22	39.43	41.15	7.52
Reduced Doc													
Silent 2nds	1,432	255,320,060.97	32.40%	6.8892	357	650	80.34	50.34	97.9	90.32	14.88	41.98	0
IO Loans	1,029	246,886,205.43	31.33%	6.9324	358	646	82.27	46.32	93.84	89.59	35.65	41.12	0
Balloon Loans	533	29,976,530.29	3.80%	10.02396	178	674	99.1	30.66	98.66	88.18	13.23	41.63	98.09
2-4 Fam	261	47,738,203.91	6.06%	7.517	350	640.49	82.62	51.26	66.88	0	47.5	41.16	3.87
MH Loans	0	-	0.00%										
Cali	1,018	237,853,068.62	30.18%	7.0542	346	636	79.76	38.94	96.8	89.58	49.84	41.16	6.88
DTI > 40	2,921	477,856,711.04	60.63%	7.39415	348	627	82.86	55.46	93.69	88.99	44.31	46.15	5.27

Deal Info	
Deal Name	BSABS 2005-HE8
Bloomberg Ticker:	
Asset Class:	Subprime
Issuer:	BEAR STEARNS
Trustee:	LA SALLE
Lead Manager(s)	BEAR STEARNS
Month:	
To Roll	25
Remaining Term	348
Remaining IO Term	41
% Interest Only	31.33

Cells in red font are calculations and should be left alone.
Please put averages in gray cells at the bottom of each bucket.

Master Servicer:
Backup Servicer:

Primary Servicer (s):	%	Name	Originator (s):	%	Name
1	100	EMC MTG	1	21.98%	RESMAE
2			2	13.72%	CIT MTG
3			3	7.99%	AAMES CAPITAL
4			4	5.41%	SEBRING
5			5	4.42%	ACOUSTIC
6			6	4.19%	HARBOURTON
7			7	3.73%	MARIBELLA
8			8	3.63%	LIBERTY AMERICAN
9			9	3.51%	BAYROCK
10			10		

Please fill out complete list of servicers and originators even if it is greater then ten

FICO BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
FICO	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
NA			0.00%											
=<500	3	391,867	0.05%	130,622	8.16%	500	78.36%	42.32%	100.00%	100.00%	83.32%	41.94%	0.00%	0.00%
>500 =<520	102	17,877,490	2.27%	175,270	8.35%	511	72.59%	39.99%	98.67%	92.74%	83.55%	65.44%	0.00%	0.00%
>520 =<540	223	33,717,527	4.28%	151,200	8.23%	531	75.67%	39.52%	97.18%	94.74%	73.86%	70.24%	4.56%	0.00%
>540 =<560	258	41,216,319	5.23%	159,753	7.78%	551	76.62%	41.18%	96.70%	93.56%	74.87%	64.03%	14.72%	0.00%
>560 =<580	420	63,990,030	8.12%	152,357	7.83%	571	81.26%	40.03%	94.76%	91.85%	65.27%	69.61%	18.69%	0.00%
>580 =<600	610	96,544,159	12.25%	158,269	7.46%	591	83.31%	40.72%	95.06%	91.67%	49.94%	75.85%	27.29%	0.14%
>600 =<620	632	104,077,621	13.21%	164,680	7.32%	610	82.99%	41.33%	94.51%	89.72%	52.70%	64.91%	29.85%	0.25%
>620 =<640	838	120,254,220	15.26%	143,501	7.37%	630	83.90%	41.18%	94.52%	89.93%	43.36%	51.19%	34.59%	0.54%
>640 =<660	698	103,524,639	13.14%	148,316	7.26%	650	83.58%	41.21%	92.02%	87.55%	39.55%	47.05%	40.32%	0.59%
>660 =<680	535	81,982,939	10.40%	153,239	7.07%	670	83.72%	41.21%	89.80%	83.76%	37.72%	47.62%	39.88%	0.47%
>680 =<700	332	51,046,325	6.48%	153,754	7.02%	689	83.49%	40.74%	88.76%	86.41%	33.17%	39.56%	40.12%	0.00%
>700 =<750	331	55,476,161	7.04%	167,602	7.02%	721	83.32%	40.71%	83.94%	84.56%	23.76%	36.63%	47.55%	0.00%
>750	113	18,019,241	2.29%	159,462	7.00%	766	82.88%	38.47%	86.86%	82.40%	21.89%	38.56%	38.94%	0.00%
TOTAL	5,095	788,118,537	100.00%	154,685	7.39%	627	82.35%	40.84%	92.82%	89.00%	47.45%	56.34%	31.33%	0.26%

FICO Mean: 627 Medi: 627 Standard Deviation: 54.73

LTV BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
LTV	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
=<50	112	14,940,932	1.90%	133,401	7.06%	597	42.81%	38.65%	96.83%	87.88%	87.25%	52.69%	5.08%	0.00%
>50 =<55	34	5,711,341	0.72%	167,981	6.85%	618	53.00%	36.60%	95.63%	95.96%	89.29%	65.00%	9.24%	0.00%
>55 =<60	65	11,609,092	1.47%	178,601	6.57%	608	57.95%	39.34%	97.52%	91.22%	88.33%	63.19%	15.53%	0.00%
>60 =<65	112	21,948,238	2.78%	195,966	7.06%	592	63.48%	39.34%	96.99%	86.60%	89.32%	55.69%	11.17%	0.00%
>65 =<70	190	33,317,274	4.23%	175,354	7.14%	596	68.69%	39.17%	88.35%	88.37%	82.24%	55.54%	18.00%	0.00%
>70 =<75	253	41,849,315	5.31%	165,412	7.28%	597	74.12%	40.05%	89.28%	91.50%	81.30%	64.03%	15.08%	0.00%
>75 =<80	1,832	330,130,378	41.89%	180,202	6.93%	640	79.82%	41.47%	95.38%	89.10%	32.79%	49.36%	45.54%	0.00%
>80 =<85	430	73,969,085	9.39%	172,021	7.44%	602	84.47%	39.14%	89.01%	90.18%	69.21%	59.82%	25.20%	0.20%
>85 =<90	687	119,482,968	15.16%	173,920	7.56%	620	89.69%	40.97%	86.42%	89.14%	52.43%	64.48%	32.94%	0.18%
>90 =<95	390	59,953,426	7.61%	153,727	8.04%	630	94.69%	41.54%	90.09%	85.59%	40.59%	64.94%	22.16%	1.11%
>95 <100	50	5,323,757	0.68%	106,475	8.16%	650	98.22%	37.99%	98.56%	95.41%	48.43%	76.05%	12.62%	6.46%
=>100	940	69,882,730	8.87%	74,343	9.17%	653	100.00%	41.84%	98.65%	88.36%	22.18%	57.75%	9.66%	0.96%
TOTAL	5,095	788,118,537	100.00%	154,685	7.39%	627	82.35%	40.84%	92.82%	89.00%	47.45%	56.34%	31.33%	0.26%

LTV Mean: 84.2 CL 88.42 Standard Deviation: 12.29 LTV =80: 36.54 % Silent Seconds: 32.4

DTI BUCKET

DTI	Deal Size # Loans	Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
					Weighted Average Collateral Characteristics								
=<20	133	16,259,007	2.06%	122,248	7.59%	620	79.76%	15.18%	80.96%	89.72%	52.16%	72.55%	32.73%
>20 =<25	175	23,348,329	2.96%	133,419	7.42%	616	79.78%	22.78%	92.23%	91.16%	69.64%	69.79%	15.91%
>25 =<30	355	46,470,180	5.90%	130,902	7.36%	623	80.29%	27.91%	90.36%	87.52%	58.98%	62.05%	23.31%
>30 =<35	576	81,067,652	10.29%	140,742	7.34%	625	80.87%	32.72%	90.81%	89.21%	54.46%	62.53%	28.96%
>35 =<40	935	143,116,657	18.16%	153,066	7.40%	631	82.87%	37.76%	93.27%	88.99%	46.05%	49.86%	35.39%
>40 =<45	1,194	189,134,061	24.00%	158,404	7.43%	630	82.68%	42.61%	93.33%	91.55%	42.64%	49.44%	33.70%
>45 =<50	1,439	239,612,243	30.40%	166,513	7.37%	627	83.04%	47.64%	94.04%	87.29%	44.78%	56.61%	31.80%
>50 =<55	288	49,110,407	6.23%	170,522	7.35%	620	82.69%	52.46%	93.35%	87.43%	48.44%	73.06%	26.37%
TOTAL	**5,095**	**788,118,537**	**100.00%**	**154,685**	**7.39%**	**627**	**82.35%**	**40.84%**	**92.82%**	**89.00%**	**47.45%**	**56.34%**	**31.33%**

DTI Mean: 40.16 **Medi:** 41.7 **Standard Deviation:** 8.46

PURPOSE BUCKET

Purpose	Deal Size # Loans	Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
					Weighted Average Collateral Characteristics								
Purchase	2,591	369,797,604	46.92%	142,724	7.54%	645	85.23%	41.51%	92.29%	87.37%	0.00%	46.98%	40.79%
Refi (Cash out)	2,192	373,927,166	47.45%	170,587	7.25%	610	79.46%	40.15%	93.26%	90.01%	100.00%	63.62%	23.54%
Refi (Rate Term)	312	44,393,767	5.63%	142,288	7.33%	618	82.64%	40.95%	93.41%	94.19%	0.00%	72.96%	18.13%
TOTAL	**5,095**	**788,118,537**	**100.00%**	**154,685**	**7.39%**	**627**	**82.35%**	**40.84%**	**92.82%**	**89.00%**	**47.45%**	**56.34%**	**31.33%**

OCCUPANCY BUCKET

Occ Type	Deal Size # Loans	Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
					Weighted Average Collateral Characteristics								
Primary (OOC)	4,664	731,499,098	92.82%	156,839	7.35%	625	82.27%	40.98%	100.00%	90.73%	47.67%	55.75%	31.67%
Investment	399	50,815,477	6.45%	127,357	7.91%	654	83.16%	38.93%	0.00%	63.99%	45.17%	64.27%	27.35%
2nd / Vacation	32	5,803,963	0.74%	181,374	7.68%	639	85.34%	39.45%	0.00%	90.59%	38.58%	61.61%	22.50%
TOTAL	**5,095**	**788,118,537**	**100.00%**	**154,685**	**7.39%**	**627**	**82.35%**	**40.84%**	**92.82%**	**89.00%**	**47.45%**	**56.34%**	**31.33%**

DOCUMENTATION BUCKET

Doc Type	Deal Size # Loans	Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
					Weighted Average Collateral Characteristics								
Full	2,039	291,891,092	37.04%	143,154	7.33%	615	83.27%	40.83%	92.40%	90.82%	53.34%		26.40%
Alternative	1,066	152,122,352	19.30%	142,704	7.21%	618	81.72%	40.30%	90.77%	89.24%	54.03%		24.53%
Limited	20	3,828,604	0.49%	191,430	7.13%	617	82.35%	33.90%	94.48%	100.00%	48.87%		32.46%
Stated	1,970	340,276,489	43.18%	172,729	7.54%	641	81.84%	41.15%	94.07%	87.22%	39.43%		38.58%
TOTAL	**5,095**	**788,118,537**	**100.00%**	**154,685**	**7.39%**	**627**	**82.35%**	**40.84%**	**92.82%**	**89.00%**	**47.45%**	**56.34%**	**31.33%**

PROPERTY BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Property Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Single Family	3,938	589,146,367	74.75%	149,605	7.40%	625	82.13%	40.69%	94.70%	100.00%	50.45%	56.83%	28.82%
PUD	621	112,315,583	14.25%	180,862	7.33%	628	83.18%	41.37%	94.18%	100.00%	35.03%	58.81%	45.78%
2-4 Unit	261	47,738,204	6.06%	182,905	7.52%	640	82.62%	41.16%	66.88%	0.00%	47.50%	51.26%	20.78%
Townhouse	9	1,169,424	0.15%	129,936	8.25%	589	78.26%	37.24%	100.00%	0.00%	57.25%	74.83%	32.74%
Condo	266	37,748,959	4.79%	141,913	7.33%	645	83.15%	41.27%	91.97%	0.00%	37.15%	47.23%	40.80%
TOTAL	5,095	788,118,537	100.00%	154,685	7.39%	627	82.35%	40.84%	92.82%	89.00%	47.45%	56.34%	31.33%

PRINCIPAL BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
UPB	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<50	615	21,130,847	2.68%	34,359	9.63%	638	91.73%	38.50%	91.57%	89.34%	31.05%	58.90%	0.64%
>50 =<75	692	43,524,353	5.52%	62,896	8.73%	628	86.40%	38.66%	87.01%	89.63%	40.52%	64.04%	2.73%
>75 =<100	669	58,642,500	7.44%	87,657	8.07%	622	84.29%	39.51%	89.04%	90.98%	36.82%	67.72%	8.26%
>100 =<125	592	66,606,017	8.45%	112,510	7.67%	623	83.49%	39.85%	91.37%	90.86%	39.54%	72.03%	16.11%
>125 =<150	507	69,420,623	8.81%	136,924	7.52%	621	83.17%	40.78%	92.10%	90.85%	46.11%	70.44%	20.67%
>150 =<200	645	112,776,821	14.31%	174,848	7.28%	620	81.59%	40.60%	92.74%	89.33%	49.75%	63.75%	27.65%
>200 =<250	504	113,399,577	14.39%	224,999	7.10%	626	80.43%	41.69%	93.23%	87.39%	52.54%	52.58%	32.21%
>250 =<300	324	88,867,271	11.28%	274,282	7.04%	629	81.06%	41.43%	95.06%	89.37%	48.17%	47.26%	41.68%
>300 =<350	210	67,974,986	8.62%	323,690	6.94%	630	80.21%	41.66%	95.32%	88.70%	51.24%	42.29%	45.13%
>350 =<400	157	58,831,284	7.46%	374,722	7.01%	630	82.64%	42.11%	95.60%	83.57%	50.48%	38.72%	51.08%
>400 =<450	87	36,992,060	4.69%	425,196	6.86%	646	82.29%	42.23%	95.36%	86.28%	46.05%	39.02%	64.10%
>450 =<500	52	24,683,221	3.13%	474,677	7.01%	636	82.68%	41.50%	92.18%	90.53%	63.64%	55.77%	55.60%
>500 =<600	24	13,208,713	1.68%	550,363	7.03%	625	82.46%	39.80%	95.46%	87.75%	63.02%	61.08%	49.10%
>600 =<700	9	5,779,259	0.73%	642,140	7.03%	640	78.04%	39.12%	78.38%	100.00%	44.94%	56.31%	77.68%
=>700	8	6,261,005	0.80%	785,126	6.42%	649	73.15%	39.87%	100.00%	100.00%	49.39%	40.52%	27.84%
TOTAL	5,095	788,118,537	100.00%	154,685	7.39%	627	82.35%	40.84%	92.82%	89.00%	47.45%	56.34%	31.33%

In $1,000

Min 13,500 Max 1,000,000

State Concentration Bucket *													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
State*	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
CA	1,018	237,853,069	30.18%	233,647	7.05%	636	79.76%	41.16%	96.80%	89.58%	49.84%	38.94%	49.98%
FL	527	78,633,737	9.98%	149,210	7.46%	624	81.64%	39.85%	90.44%	89.82%	50.88%	55.94%	19.20%
TX	528	52,875,203	6.71%	100,142	7.75%	614	81.69%	40.19%	89.02%	97.48%	33.31%	66.96%	4.91%
IL	323	50,049,907	6.35%	154,953	7.40%	627	84.25%	41.69%	89.53%	62.97%	40.82%	48.51%	17.15%
GA	277	36,815,226	4.67%	132,907	8.04%	616	86.41%	41.33%	89.75%	96.97%	33.53%	71.68%	47.98%
AZ	190	29,449,092	3.74%	154,995	7.35%	625	82.52%	39.75%	95.50%	99.06%	46.45%	70.90%	45.53%
VA	150	25,889,938	3.29%	172,600	7.35%	624	84.10%	39.99%	92.19%	97.59%	48.23%	65.38%	34.66%
NY	94	24,224,979	3.07%	257,713	7.22%	633	76.57%	44.06%	87.26%	65.57%	52.30%	48.30%	19.71%
MN	134	23,703,682	3.01%	176,893	7.59%	621	85.12%	41.57%	87.84%	89.46%	58.08%	63.93%	23.57%
CO	134	19,968,387	2.53%	149,018	7.15%	645	84.09%	41.12%	89.36%	89.83%	35.73%	56.23%	41.24%
NV	103	19,735,759	2.50%	191,609	6.91%	634	81.82%	40.56%	93.27%	95.88%	57.23%	58.02%	42.42%
MD	82	16,140,593	2.05%	196,837	7.36%	631	82.42%	41.78%	97.22%	92.58%	41.42%	65.02%	49.14%
NJ	79	16,012,506	2.03%	202,690	7.44%	625	83.24%	43.94%	93.98%	71.61%	53.13%	54.20%	14.98%
WA	89	14,340,959	1.82%	161,134	7.06%	631	81.93%	42.40%	94.09%	93.78%	56.08%	68.13%	50.16%
OH	143	13,150,440	1.67%	91,961	7.62%	624	87.18%	38.86%	87.28%	85.27%	57.44%	82.45%	5.03%
Other	1,224	129,275,059	16.40%	105,617	7.78%	617.659609	85.36%	39.82%	92.29%	92.47%	48.86%	72.87%	12.79%
TOTAL	5,095	788,118,537	100.00%	154,685	7.39%	627	82.35%	40.84%	92.82%	89.00%	47.45%	56.34%	31.33%

* Fill in top 15 states only, combine the remaining in the "Other" Bucket.

*Separate California into North and South if possible.

California Breakdown	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
CA North	315	77,527,163	32.59%	246,118	7.07%	641	80.65%	41.09%	95.22%	96.51%	46.73%	33.33%	59.03%
CA South	703	160,325,906	67.41%	228,060	7.05%	633	79.33%	41.20%	97.56%	86.23%	51.35%	41.66%	45.60%
	1,018	237,853,069	100.00%										

FIXED / FLOATING (ii)

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Fixed	1,194	139,108,627	17.65%	116,506	7.36%	630	78.44%	40.17%	95.99%	92.66%	69.03%	76.49%	0.00%
Fixed IO	12	2,854,992	0.36%	237,916	7.24%	639	83.73%	41.62%	88.14%	100.00%	71.10%	41.62%	100.00%
Balloon	533	29,976,530	3.80%	56,241	10.02%	674	99.10%	41.63%	98.66%	88.18%	13.23%	30.66%	0.00%
2/28 - 1YR LIBOR	1	99,450	0.01%	99,450	9.45%	555	85.00%	38.20%	100.00%	100.00%	0.00%	0.00%	0.00%
2/28	1,931	305,470,148	38.76%	158,193	7.48%	611	82.29%	41.04%	90.20%	87.06%	47.03%	55.99%	0.00%
3/27	383	61,480,278	7.80%	160,523	7.65%	602	83.99%	39.77%	92.78%	89.68%	63.19%	64.75%	0.00%
5/25	23	5,012,361	0.64%	217,929	6.95%	626	77.92%	41.27%	78.68%	73.71%	66.38%	62.42%	0.00%
7/23	1	84,937	0.01%	84,937	7.50%	674	100.00%	28.66%	100.00%	100.00%	100.00%	100.00%	0.00%
6M ARM IO	2	502,400	0.06%	251,200	6.71%	678	80.00%	33.27%	52.23%	100.00%	0.00%	0.00%	100.00%
2/28 IO	696	172,470,837	21.88%	247,803	6.93%	648	81.89%	41.02%	94.86%	88.57%	31.02%	39.35%	100.00%
3/27 - 1YR LIBOR	2	173,520	0.02%	86,760	7.90%	638	92.91%	49.10%	100.00%	100.00%	0.00%	100.00%	100.00%
3/27 IO	299	65,791,341	8.35%	220,038	6.98%	638	83.55%	41.38%	91.24%	91.06%	45.47%	65.23%	100.00%
5/25 IO	18	5,093,116	0.65%	282,951	6.37%	664	77.43%	41.10%	100.00%	97.87%	50.26%	43.54%	100.00%
TOTAL	5,095	788,118,537	100.00%	154,685	7.39%	627	82.35%	40.84%	92.82%	89.00%	47.45%	56.34%	31.33%

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
First	4,319	749,546,965	95.11%	173,546	7.25%	625	81.47%	40.79%	92.54%	89.07%	49.25%	57.52%	32.94%
Second	776	38,571,572	4.89%	49,706	10.14%	669	99.38%	41.78%	98.10%	87.72%	12.34%	33.29%	0.00%
TOTAL	5,095	788,118,537	100.00%	154,685	7.39%	627	82.35%	40.84%	92.82%	89.00%	47.45%	56.34%	31.33%

PREPAYMENT BUCKET

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
None	1,427	176,801,647	22.43%	123,897	7.81%	626	83.65%	41.16%	89.30%	81.06%	41.68%	57.20%	21.31%
6 Months	10	1,243,862	0.16%	124,386	7.71%	597	85.52%	38.33%	100.00%	100.00%	35.66%	53.22%	52.93%
1 Year	177	38,467,256	4.88%	217,329	7.28%	631	79.30%	41.17%	90.04%	89.75%	52.43%	54.50%	34.98%
2 Year	2,131	358,315,469	45.46%	168,144	7.33%	626	82.84%	41.11%	93.86%	90.45%	40.14%	49.23%	37.92%
2.5 Year	4	771,107	0.10%	192,777	7.87%	574	87.72%	41.92%	100.00%	100.00%	47.87%	71.42%	0.00%
3 Year	1,322	209,416,149	26.57%	158,409	7.18%	628	80.96%	40.09%	94.34%	92.84%	63.42%	67.63%	27.76%
5 Year	24	3,103,048	0.39%	129,294	6.95%	616	80.41%	36.83%	100.00%	100.00%	84.02%	85.60%	35.00%
TOTAL	5,095	788,118,537	100.00%	154,685	7.39%	627	82.35%	40.84%	92.82%	89.00%	47.45%	56.34%	31.33%

INDEX BUCKET

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
FNMA - 6 Month	3	594,884	0.08%	198,295	7.98%	698	98.12%	50.22%	100.00%	100.00%	22.15%	22.15%	40.34%
WSJ - 6 Month	3,350	615,310,534	0.08%	183,675	7.27%	624	82.39%	40.93%	91.82%	88.15%	44.17%	53.13%	39.59%
WSJ - 1 Year Libor	3	272,970	0.03%	90,990	8.46%	608	90.03%	45.13%	100.00%	100.00%	0.00%	63.57%	63.57%
TOTAL	5,095	788,118,537	0.19%	154,685	7.39%	627	82.35%	40.84%	92.82%	89.00%	47.45%	56.34%	31.33%

List all reset rates

Deal Coverage												
Percentage of the deal based on FICO and LTV buckets.*		Loan-to-Value (LTV)										
		=<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
FICO	NA											
	=<500	0	0	0	0	58.06	58.06	41.94	0	0	0	0
	>500 =<550	6.01	3.64	8.71	14.38	24.04	37.16	39.71	23.13	6.61	0.41	0
	>550 =<600	4.23	1.3	3.88	7.04	7.43	31.27	34.93	34.13	28.99	11.75	3.75
	>600 =<625	1.5	1.02	3.45	3.55	6.28	44.83	42.04	20.86	23.09	17.86	8.65
	>625 =<650	0.79	1.63	1.5	4.21	4.28	49.5	51.26	16.38	17.68	19.73	12.43
	>650 =<675	1.55	1.77	1.39	2.3	4.59	51.13	51.41	16.93	17.81	20.35	13.19
	>675 =<700	3.12	1.26	1.27	0.45	3.22	54.75	57.07	14.13	14.42	18.77	13.79
	>700 =<725	2.4	0.58	1.67	3.65	2.8	55.62	54.57	14.78	13.75	16.51	10.51
	>725 =<750	0.54	0.19	0	4.89	5.56	58.16	57.38	12.48	17.27	18.66	12.02
	>750 <800	3.64	0	2.18	2.18	5.04	62.37	62.76	12.28	6.36	17.76	16.51
	=>800	0	0	0	0	0	51.06	51.06	0	48.94	48.94	0

* This table should be filled out with the percentage of the deal corresponding to each cross LTV and FICO buckets

IO ONLY FICO BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80
NA			0.00%										
=<500			0.00%										
>500 =<520	-	-	0.00%										
>520 =<540	7	1,539,050	0.62%	219,864	8.55%	532	81.69%	41.73%	100.00%	100.00%	100.00%	73.96%	56.84%
>540 =<560	23	6,068,357	2.46%	263,842	7.43%	553	76.98%	37.85%	97.20%	100.00%	79.53%	56.86%	41.46%
>560 =<580	48	11,957,448	4.84%	249,114	7.51%	572	83.59%	40.23%	99.58%	87.41%	66.20%	60.10%	59.69%
>580 =<600	115	26,345,426	10.67%	229,091	7.28%	590	83.92%	41.23%	95.73%	89.61%	41.14%	75.95%	54.58%
>600 =<620	142	31,065,366	12.58%	218,770	7.24%	611	83.80%	41.59%	98.50%	92.07%	48.91%	65.80%	43.78%
>620 =<640	177	41,598,434	16.85%	235,019	6.86%	631	81.90%	42.36%	96.24%	93.38%	37.79%	45.03%	25.91%
>640 =<660	171	41,739,567	16.91%	244,091	6.85%	650	82.03%	41.55%	95.59%	87.92%	31.90%	39.01%	28.57%
>660 =<680	127	32,698,033	13.24%	257,465	6.67%	670	82.70%	40.37%	89.68%	87.89%	33.61%	42.02%	28.40%
>680 =<700	92	20,480,962	8.30%	222,619	6.57%	690	80.63%	41.11%	92.06%	86.44%	19.07%	21.88%	9.06%
>700 =<750	98	26,376,927	10.68%	269,152	6.71%	722	81.80%	40.11%	85.29%	88.27%	9.81%	25.25%	21.50%
>750	29	7,016,636	2.84%	241,953	6.55%	766	79.85%	40.14%	84.21%	80.54%	16.81%	31.96%	9.64%
TOTAL	1,029	246,886,205	100.00%	239,928	6.93%	646	82.27%	41.12%	93.84%	89.59%	35.65%	46.32%	31.88%

IO ONLY PRINCIPAL BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
UPB	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80
=<50	3	135,800	0.06%	45,267	8.48%	617	52.70%	45.81%	63.18%	100.00%	33.21%	63.18%	29.97%
>50 =<75	18	1,189,675	0.48%	66,093	7.57%	653	81.89%	38.75%	83.62%	89.24%	27.56%	70.04%	34.25%
>75 =<100	55	4,842,545	1.96%	88,046	7.53%	633	82.38%	40.93%	83.99%	91.19%	16.13%	69.37%	19.75%
>100 =<500	932	227,995,503	92.35%	244,630	6.92%	647	82.27%	41.16%	94.33%	89.19%	35.53%	44.22%	31.44%
>500 =<600	12	6,485,100	2.63%	540,425	6.95%	619	85.28%	39.86%	100.00%	92.14%	58.60%	65.63%	56.72%
>600 =<700	7	4,489,082	1.82%	641,297	7.04%	648	82.53%	39.17%	72.17%	100.00%	29.12%	72.49%	43.17%
=>700	2	1,748,500	0.71%	874,250	6.57%	635	72.50%	46.87%	100.00%	100.00%	42.81%	100.00%	0.00%
TOTAL	1,029	246,886,205	100.00%	239,928	6.93%	646	82.27%	41.12%	93.84%	89.59%	35.65%	46.32%	31.88%

* *In $1,000*

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	1	240,000.00	0.47	7.62500	7.12050	240,000.00	360	358	2	650	31.60	80.00	80.00	3.25000	1.00000	1.00000	7.00000	4
BALLOON	4	181,612.65	0.36	9.83662	9.33212	45,436.25	180	178	2	713	44.26	92.76	92.76	0.00000	0.00000	0.00000	0.00000	0
FIXED	63	4,558,408.79	8.97	8.16132	7.65682	72,392.34	340	339	1	636	39.43	78.16	79.66	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	1	100,000.00	0.20	8.35000	7.84550	100,000.00	360	359	1	646	32.00	74.07	74.07	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	218	26,769,233.86	52.68	8.03382	7.52932	122,857.87	360	358	2	644	40.05	83.38	85.02	6.50046	2.78048	1.00615	5.93725	22
LIBOR 2/6 ARM IO	41	7,794,159.00	15.34	7.75016	7.24566	190,101.44	360	359	1	680	38.38	82.06	86.68	6.27054	2.42313	1.16515	6.22123	23
LIBOR 3/6 ARM	36	4,340,992.08	8.54	7.81578	7.31128	120,676.81	360	358	2	654	34.93	83.79	84.22	6.83289	2.93339	1.05264	6.03478	34
LIBOR 3/6 ARM IO	30	5,762,574.10	11.34	7.48827	6.98377	192,093.97	360	358	2	679	37.71	87.01	87.01	6.57256	2.92816	1.00000	6.04790	34
LIBOR 5/6 ARM	5	1,068,496.17	2.10	7.36914	6.86464	213,880.00	360	358	2	645	36.78	83.71	83.71	5.86914	2.44613	1.00000	6.00000	58
TOTAL	**399**	**50,815,476.65**	**100.00**	**7.91241**	**7.40791**	**127,409.07**	**358**	**356**	**2**	**654**	**38.93**	**83.16**	**84.91**	**6.47026**	**2.73578**	**1.03655**	**6.01547**	**26**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	44	1,681,857.70	3.31	8.9628	8.4583	312	2	38,224.04	83.53	83.93	620
50,000.00 - 99,999.99	162	11,390,912.68	22.42	8.3935	7.8890	355	1	70,314.28	83.86	85.79	642
100,000.00 - 149,999.99	81	9,814,016.97	19.31	7.9046	7.4001	359	1	121,160.70	82.05	84.82	659
150,000.00 - 199,999.99	45	7,860,388.77	15.47	7.9489	7.4444	359	1	174,675.31	84.06	86.03	659
200,000.00 - 249,999.99	27	6,103,060.89	12.01	7.4103	6.9058	358	2	226,039.29	81.07	82.23	653
250,000.00 - 299,999.99	15	4,093,395.59	8.06	7.4609	6.9564	358	2	272,893.04	82.72	82.72	660
300,000.00 - 349,999.99	10	3,183,832.28	6.27	7.5746	7.0701	358	2	318,383.23	81.85	83.41	656
350,000.00 - 399,999.99	7	2,587,276.94	5.09	8.1025	7.5980	358	2	369,610.99	87.07	91.42	651
400,000.00 - 449,999.99	3	1,295,169.22	2.55	7.9154	7.4109	358	2	431,723.07	84.31	84.31	695
450,000.00 - 499,999.99	2	956,692.71	1.88	7.6230	7.1185	358	2	478,346.36	84.98	84.98	645
550,000.00 - 599,999.99	1	599,579.17	1.18	7.9000	7.3955	358	2	599,579.17	78.43	78.43	628
600,000.00 - 649,999.99	2	1,249,293.73	2.46	6.5688	6.0643	359	1	624,646.87	86.06	86.06	691
TOTAL	**399**	**50,815,476.65**	**100.00**	**7.9124**	**7.4079**	**356**	**2**	**127,357.08**	**83.16**	**84.91**	**654**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.500 - 5.749	3	393,908	0.78	5.5589	5.0544	358	2	5.5000	5.6250	131,303	74.96	82.03	708
5.750 - 5.999	2	432,748	0.85	5.7500	5.2455	358	2	5.7500	5.7500	216,374	75.40	75.40	616
6.000 - 6.249	3	996,234	1.96	6.0000	5.4955	359	1	6.0000	6.0000	332,078	77.35	77.35	694
6.250 - 6.499	5	850,874	1.67	6.3972	5.8927	358	2	6.3750	6.4500	170,175	82.10	86.04	679
6.500 - 6.749	20	3,216,828	6.33	6.5794	6.0749	358	2	6.5000	6.7200	160,841	79.85	82.13	682
6.750 - 6.999	25	3,459,553	6.81	6.8643	6.3598	352	2	6.7500	6.9900	138,382	74.17	77.42	662
7.000 - 7.249	9	2,475,656	4.87	7.1211	6.6166	358	2	7.0000	7.2400	275,073	84.40	84.40	651
7.250 - 7.499	35	5,607,877	11.04	7.3627	6.8582	357	2	7.2500	7.4800	160,225	82.92	84.47	652
7.500 - 7.749	33	4,606,907	9.07	7.5951	7.0906	358	2	7.5000	7.7250	139,603	84.62	86.25	659

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.750 - 7.999	56	7,750,311	15.25	7.8514	7.3469	356	2	7.7500	7.9900	138,398	80.70	82.78	657
8.000 - 8.249	31	3,427,043	6.74	8.1056	7.6011	358	2	8.0000	8.2250	110,550	84.53	85.50	645
8.250 - 8.499	35	4,179,553	8.22	8.3428	7.8383	356	2	8.2500	8.4900	119,416	85.78	87.63	653
8.500 - 8.749	25	3,106,020	6.11	8.5792	8.0747	356	1	8.5000	8.7000	124,241	86.91	89.94	674
8.750 - 8.999	39	3,577,227	7.04	8.8468	8.3423	355	1	8.7500	8.9900	91,724	87.05	89.00	657
9.000 - 9.249	18	1,680,929	3.31	9.0890	8.5845	358	2	9.0000	9.2000	93,385	86.48	87.19	608
9.250 - 9.499	15	1,459,959	2.87	9.3417	8.8372	359	1	9.2500	9.4700	97,331	81.42	83.45	603
9.500 - 9.749	14	1,128,715	2.22	9.5849	9.0804	352	1	9.5000	9.7000	80,623	86.40	86.40	627
9.750 - 9.999	7	909,528	1.79	9.8919	9.3874	352	1	9.7500	9.9900	129,933	91.81	91.81	625
10.000 - 10.249	7	721,146	1.42	10.0924	9.5879	359	1	10.0000	10.2000	103,021	86.75	86.75	605
10.250 - 10.499	4	242,830	0.48	10.4350	9.9305	359	1	10.4000	10.4500	60,707	89.03	89.03	617
10.500 - 10.749	4	226,050	0.44	10.5875	10.0830	360	0	10.5000	10.6250	56,513	90.50	90.50	609
11.000 - 11.249	1	13,485	0.03	11.1000	10.5955	359	1	11.1000	11.1000	13,485	95.00	95.00	692
11.250 - 11.499	1	53,166	0.10	11.3500	10.8455	359	1	11.3500	11.3500	53,166	95.00	95.00	704
11.500 - 11.749	1	22,060	0.04	11.6000	11.0955	359	1	11.6000	11.6000	22,060	95.00	95.00	674
11.750 - 11.999	1	36,000	0.07	11.9000	11.3955	179	1	11.9000	11.9000	36,000	95.00	95.00	650
12.000 - 12.249	1	62,565	0.12	12.1250	11.6205	178	2	12.1250	12.1250	62,565	94.99	94.99	689
12.250 - 12.499	3	117,555	0.23	12.3619	11.8574	224	1	12.2500	12.4000	39,185	95.00	95.00	649
12.750 - 12.999	1	60,750	0.12	12.7500	12.2455	359	1	12.7500	12.7500	60,750	95.00	95.00	646
TOTAL	**399**	**50,815,477**	**100.00**	**7.9124**	**7.4079**	**356**	**2**	**5.5000**	**12.7500**	**127,357**	**83.16**	**84.91**	**654**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	5	423,124.31	0.83	7.70690	7.20240	359	1	84,624.86	33.42	33.42	627
50.01 - 55.00	3	249,569.56	0.49	7.67846	7.17396	327	2	83,189.85	52.63	52.63	631
55.01 - 60.00	3	287,916.54	0.57	7.47729	6.97279	322	2	95,972.18	58.20	58.20	592
60.01 - 65.00	6	661,113.72	1.30	7.59730	7.09280	341	2	110,185.62	63.66	63.66	607
65.01 - 70.00	23	3,408,897.89	6.71	7.52283	7.01833	358	2	148,212.95	69.59	74.21	629
70.01 - 75.00	39	4,356,217.59	8.57	7.32735	6.82285	356	2	111,697.89	74.36	74.72	626
75.01 - 80.00	104	13,842,900.39	27.24	7.77065	7.26615	357	2	133,104.81	79.79	84.79	661
80.01 - 85.00	50	7,030,449.41	13.84	7.76303	7.25853	358	1	140,608.99	84.35	84.58	644
85.01 - 90.00	102	14,545,098.27	28.62	7.98664	7.48214	357	2	142,599.00	89.90	89.93	660
90.01 - 95.00	58	5,443,004.04	10.71	8.99105	8.48655	350	1	93,844.90	95.00	95.00	677
95.01 - 100.00	6	567,184.93	1.12	8.64873	8.14423	358	2	94,530.82	99.49	99.49	696
TOTAL	**399**	**50,815,476.65**	**100.00**	**7.91241**	**7.40791**	**356**	**2**	**127,357.08**	**83.16**	**84.91**	**654**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	5	423,124.31	0.83	7.70690	7.20240	359	1	84,624.86	33.42	33.42	627
50.01 - 55.00	3	249,569.56	0.49	7.67846	7.17396	327	2	83,189.85	52.63	52.63	631
55.01 - 60.00	3	287,916.54	0.57	7.47729	6.97279	322	2	95,972.18	58.20	58.20	592
60.01 - 65.00	6	661,113.72	1.30	7.59730	7.09280	341	2	110,185.62	63.66	63.66	607
65.01 - 70.00	20	2,793,520.93	5.50	7.74257	7.23807	358	2	139,676.05	69.52	69.52	617
70.01 - 75.00	37	4,249,410.18	8.36	7.30151	6.79701	356	2	114,848.92	74.35	74.35	628
75.01 - 80.00	70	9,742,477.34	19.17	7.72892	7.22442	357	2	139,178.25	79.70	79.70	641
80.01 - 85.00	48	7,046,398.16	13.87	7.70588	7.20138	358	1	146,799.96	83.88	84.34	647
85.01 - 90.00	102	14,526,796.95	28.59	7.98123	7.47673	357	2	142,419.58	89.88	89.90	660
90.01 - 95.00	82	8,214,343.86	16.17	8.61677	8.11227	353	1	100,174.93	90.10	94.93	684
95.01 - 100.00	23	2,620,805.10	5.16	7.91506	7.41056	359	1	113,948.05	82.55	99.89	696
TOTAL	**399**	**50,815,476.65**	**100.00**	**7.91241**	**7.40791**	**356**	**2**	**127,357.08**	**83.16**	**84.91**	**654**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	3	237,650.00	0.47	79,216.67	9.79679	78.00	78.00	505
520 - 539	10	806,557.57	1.59	80,655.76	9.53813	79.01	80.36	528
540 - 559	14	1,296,009.77	2.55	92,572.13	8.37593	74.84	75.17	552
560 - 579	25	2,017,993.34	3.97	80,719.73	8.37270	77.36	77.90	569
580 - 599	38	4,576,038.90	9.01	120,422.08	8.12523	79.38	79.62	590
600 - 619	36	4,648,940.79	9.15	129,137.24	7.71750	79.32	79.86	611
620 - 639	43	5,829,711.89	11.47	135,574.70	7.94976	83.26	84.23	628
640 - 659	58	7,503,628.52	14.77	129,372.91	8.08566	85.28	86.04	649
660 - 679	51	7,691,967.78	15.14	150,822.90	7.63980	85.23	87.49	669
680 - 699	45	5,640,584.36	11.10	125,346.32	7.66595	85.57	87.78	688
700 - 719	32	4,753,698.12	9.35	148,553.07	7.79053	85.67	87.97	709
720 - 739	20	2,815,288.83	5.54	140,764.44	7.87861	86.60	88.93	731
740 - 759	14	1,885,334.36	3.71	134,666.74	7.76694	80.96	89.61	751
760 - 779	6	655,880.18	1.29	109,313.36	7.85031	81.15	86.82	769
780 - 799	3	377,902.00	0.74	125,967.33	7.36066	84.33	94.36	792
800 - 819	1	78,290.24	0.15	78,290.24	5.50000	80.00	80.00	808
TOTAL	**399**	**50,815,476.65**	**100.00**	**127,357.08**	**7.91241**	**83.16**	**84.91**	**654**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	105	15,811,275.18	31.12
Condominium	19	2,485,798.80	4.89
PUD	34	4,343,108.09	8.55

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Single Family	241	28,175,294.58	55.45
TOTAL	**399**	**50,815,476.65**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	399	50,815,476.65	100.00
TOTAL	**399**	**50,815,476.65**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	272	32,656,903.37	64.27
Limited	1	211,500.00	0.42
Stated Income	126	17,947,073.28	35.32
TOTAL	**399**	**50,815,476.65**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	5	599,147.28	1.18	119,829.46	8.25399	83.36	85.36	8.72
10.01 - 15.00	4	879,124.22	1.73	219,781.06	7.52364	86.91	86.91	13.17
15.01 - 20.00	9	1,617,137.68	3.18	179,681.96	8.22140	83.13	83.13	18.12
20.01 - 25.00	11	1,567,020.91	3.08	142,456.45	7.95293	85.82	85.82	22.17
25.01 - 30.00	32	4,343,182.53	8.55	135,724.45	7.99168	80.26	82.28	27.72
30.01 - 35.00	55	6,401,253.04	12.60	116,386.42	7.73225	81.21	82.28	32.92
35.01 - 40.00	65	7,841,491.78	15.43	120,638.34	8.20208	83.92	85.29	37.62
40.01 - 45.00	90	11,173,270.29	21.99	124,147.45	7.94902	83.05	84.60	42.69
45.01 - 50.00	109	13,364,235.77	26.30	122,607.67	7.78979	83.66	86.42	47.71
50.01 - 55.00	19	3,029,613.15	5.96	159,453.32	7.69498	85.24	87.47	51.68
TOTAL	**399**	**50,815,476.65**	**100.00**	**127,357.08**	**7.91241**	**83.16**	**84.91**	**38.93**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	173	22,954,899.74	45.17
Purchase	206	24,933,014.18	49.07
Rate/Term Refinance	20	2,927,562.73	5.76
TOTAL	**399**	**50,815,476.65**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	385	50,301,447.41	98.99	130,653.11	7.87928	84.81	654
Second Lien	14	514,029.24	1.01	36,716.37	11.15476	94.21	683
TOTAL	**399**	**50,815,476.65**	**100.00**	**127,357.08**	**7.91241**	**84.91**	**654**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	395	50,633,864.00	99.64
Yes	4	181,612.65	0.36
TOTAL	**399**	**50,815,476.65**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**129**	**17,816,506.56**	**35.06**
No PP	129	17,816,506.56	35.06
Yes	**270**	**32,998,970.09**	**64.94**
1Y PP	16	3,538,533.01	6.96
2Y PP	161	18,686,785.70	36.77
3Y PP	93	10,773,651.38	21.20
TOTAL	**399**	**50,815,476.65**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	1	60,000.00	0.12
AR	1	80,000.00	0.16

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	5	829,063.73	1.63
CA	29	6,745,041.10	13.27
CO	12	2,125,265.97	4.18
CT	2	620,630.88	1.22
DE	1	149,150.00	0.29
FL	46	5,636,433.59	11.09
GA	30	3,378,102.15	6.65
ID	1	54,530.00	0.11
IL	42	5,242,119.26	10.32
IN	13	676,878.17	1.33
KS	1	98,400.00	0.19
KY	3	241,764.33	0.48
LA	2	152,700.00	0.30
MD	6	449,062.06	0.88
MI	16	988,865.98	1.95
MN	16	2,649,253.79	5.21
MO	12	945,452.61	1.86
NC	17	1,504,558.52	2.96
NJ	5	851,765.01	1.68
NV	5	660,335.49	1.30
NY	10	3,087,336.00	6.08
OH	22	1,673,182.03	3.29
OK	1	31,474.26	0.06
OR	3	403,445.53	0.79
PA	13	1,376,244.97	2.71
SC	8	666,139.57	1.31
TN	11	613,683.86	1.21
TX	43	5,079,331.09	10.00
UT	5	754,766.20	1.49
VA	10	2,021,012.23	3.98
WA	3	702,876.96	1.38
WI	4	266,611.31	0.52
TOTAL	**399**	**50,815,476.65**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**331**	**45,975,455.21**	**90.48**
3.000 - 3.499	8	1,461,636.35	2.88
4.000 - 4.499	6	1,575,907.43	3.10
4.500 - 4.999	6	849,887.64	1.67
5.000 - 5.499	18	2,498,273.39	4.92
5.500 - 5.999	44	6,750,544.69	13.28

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
6.000 - 6.499	73	11,865,270.00	23.35
6.500 - 6.999	55	7,462,967.83	14.69
7.000 - 7.499	36	4,529,706.04	8.91
7.500 - 7.999	39	3,982,504.59	7.84
8.000 - 8.499	20	2,308,140.17	4.54
8.500 - 8.999	11	1,305,105.20	2.57
9.000 - 9.499	10	931,936.79	1.83
9.500 - 9.999	5	453,575.09	0.89
FIXED	**68**	**4,840,021.44**	**9.52**
0.000 - 0.499	68	4,840,021.44	9.52
TOTAL	**399**	**50,815,476.65**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	64	4,658,408.79	9.17
FIXED-BALLOON	4	181,612.65	0.36
WSJ-6MLIBOR	331	45,975,455.21	90.48
TOTAL	**399**	**50,815,476.65**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	1	240,000.00	0.47	7.62500	7.12050	240,000.00	360	358	2	650	31.60	80.00	80.00	3.25000	1.00000	1.00000	7.00000	4
BALLOON	4	181,612.65	0.36	9.83662	9.33212	45,436.25	180	178	2	713	44.26	92.76	92.76	0.00000	0.00000	0.00000	0.00000	0
FIXED	63	4,558,408.79	8.97	8.16132	7.65682	72,392.34	340	339	1	636	39.43	78.16	79.66	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	1	100,000.00	0.20	8.35000	7.84550	100,000.00	360	359	1	646	32.00	74.07	74.07	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	218	26,769,233.86	52.68	8.03382	7.52932	122,857.87	360	358	2	644	40.05	83.38	85.02	6.50046	2.78048	1.00615	5.93725	22
LIBOR 2/6 ARM IO	41	7,794,159.00	15.34	7.75016	7.24566	190,101.44	360	359	1	680	38.38	82.06	86.68	6.27054	2.42313	1.16515	6.22123	23
LIBOR 3/6 ARM	36	4,340,992.08	8.54	7.81578	7.31128	120,676.81	360	358	2	654	34.93	83.79	84.22	6.83289	2.93339	1.05264	6.03478	34
LIBOR 3/6 ARM IO	30	5,762,574.10	11.34	7.48827	6.98377	192,093.97	360	358	2	679	37.71	87.01	87.01	6.57256	2.92816	1.00000	6.04790	34
LIBOR 5/6 ARM	5	1,068,496.17	2.10	7.36914	6.86464	213,880.00	360	358	2	645	36.78	83.71	83.71	5.86914	2.44613	1.00000	6.00000	58
TOTAL	**399**	**50,815,476.65**	**100.00**	**7.91241**	**7.40791**	**127,409.07**	**358**	**356**	**2**	**654**	**38.93**	**83.16**	**84.91**	**6.47026**	**2.73578**	**1.03655**	**6.01547**	**26**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	4	997,900.00	1.96
2 YEARS	24	5,083,924.00	10.00
3 YEARS	11	2,194,311.37	4.32
5 YEARS	34	5,620,597.73	11.06
NON-IO	326	36,918,743.55	72.65
TOTAL	399	**50,815,476.65**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE8 {CLTV > 90}

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
95.01 - 100.00	990	75,206,487.52	19.81	9.09619	8.59169	289	2	75,966.15	99.87	99.87	653
TOTAL	2,770	379,639,407.12	100.00	7.51296	7.00846	343	2	137,053.94	86.58	98.90	647

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
90.01 - 95.00	470	74,447,405.64	19.61	7.84054	7.33604	354	2	158,398.74	91.83	94.69	634
95.01 - 100.00	2,300	305,192,001.48	80.39	7.43306	6.92856	341	2	132,692.17	85.30	99.92	651
TOTAL	2,770	379,639,407.12	100.00	7.51296	7.00846	343	2	137,053.94	86.58	98.90	647

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	4	263,985.39	0.07	65,996.35	9.07774	80.97	99.03	510
520 - 539	9	1,393,289.01	0.37	154,809.89	8.79145	84.45	97.47	532
540 - 559	17	1,823,223.85	0.48	107,248.46	8.21222	86.63	98.00	548
560 - 579	116	14,616,246.74	3.85	126,002.13	8.70936	91.29	98.19	572
580 - 599	281	41,080,498.64	10.82	146,193.95	7.62852	88.12	98.43	589
600 - 619	322	47,697,869.29	12.56	148,130.03	7.52183	86.72	98.47	609
620 - 639	593	71,679,140.28	18.88	120,875.45	7.63318	86.55	98.97	629
640 - 659	475	64,317,576.88	16.94	135,405.43	7.54419	86.40	99.05	649
660 - 679	392	52,732,663.64	13.89	134,522.10	7.30005	86.27	99.04	669
680 - 699	235	33,038,359.98	8.70	140,588.77	7.24869	85.69	99.29	689
700 - 719	128	20,341,371.22	5.36	158,916.96	7.22628	84.80	99.33	709
720 - 739	77	10,904,366.93	2.87	141,615.15	7.24394	86.48	99.12	728
740 - 759	70	12,046,498.28	3.17	172,092.83	6.94170	84.07	99.20	749
760 - 779	39	6,122,615.97	1.61	156,990.15	7.36635	85.87	99.41	767
780 - 799	11	1,506,651.02	0.40	136,968.27	7.37620	83.68	99.17	786
800 - 819	1	75,050.00	0.02	75,050.00	6.95000	95.00	95.00	803
TOTAL	2,770	379,639,407.12	100.00	137,053.94	7.51296	86.58	98.90	647

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	116	18,576,577.17	4.89
Condominium	170	22,697,410.70	5.98
PUD	408	64,826,150.17	17.08
Single Family	2,072	273,230,069.08	71.97

BEST AVAILABLE COPY

BEST AVAILABLE COPY

BEST AVAILABLE COPY

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are [illegible] notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.750 - 5.999	93	19,292,287	5.08	5.9003	5.3958	358	2	5.7500	5.9900	207,444	80.69	99.23	649
6.000 - 6.249	106	23,931,946	6.30	6.1162	5.6117	354	2	6.0000	6.2400	225,773	80.53	99.66	668
6.250 - 6.499	178	36,820,964	9.70	6.3514	5.8469	358	2	6.2500	6.4900	206,859	81.03	99.25	667
6.500 - 6.749	173	34,466,244	9.08	6.5806	6.0761	357	2	6.5000	6.7300	199,227	82.57	99.19	655
6.750 - 6.999	251	50,771,182	13.37	6.8695	6.3650	358	2	6.7500	6.9950	202,276	82.13	99.10	655
7.000 - 7.249	127	20,361,608	5.36	7.1008	6.5963	358	2	7.0000	7.2400	160,328	82.73	99.09	644
7.250 - 7.499	157	26,324,087	6.93	7.3385	6.8340	358	2	7.2500	7.4900	167,669	84.95	98.89	652
7.500 - 7.749	174	27,077,199	7.13	7.5927	7.0882	357	2	7.5000	7.7450	155,616	87.14	98.70	640
7.750 - 7.999	156	25,103,145	6.61	7.8878	7.3833	357	2	7.7500	7.9990	160,918	89.65	98.12	635
8.000 - 8.249	76	8,265,672	2.18	8.1084	7.6039	359	1	8.0000	8.2400	108,759	88.67	98.60	625
8.250 - 8.499	118	15,552,288	4.10	8.3617	7.8572	350	1	8.2500	8.4990	131,799	91.09	98.01	622
8.500 - 8.749	134	15,753,620	4.15	8.5950	8.0905	354	1	8.5000	8.7400	117,564	91.83	97.73	620
8.750 - 8.999	110	13,483,555	3.55	8.8701	8.3656	338	1	8.7500	8.9900	122,578	95.06	97.45	623
9.000 - 9.249	60	6,000,146	1.58	9.0820	8.5775	336	2	9.0000	9.2400	100,002	94.49	98.97	626
9.250 - 9.499	109	9,545,221	2.51	9.3514	8.8469	320	1	9.2500	9.4900	87,571	95.41	98.49	622
9.500 - 9.749	90	5,840,445	1.54	9.5911	9.0866	273	1	9.5000	9.7400	64,894	97.03	98.66	643
9.750 - 9.999	268	13,941,867	3.67	9.8938	9.3893	259	1	9.7500	9.9990	52,022	98.71	99.29	658
10.000 - 10.249	51	3,259,641	0.86	10.1065	9.6020	263	1	10.0000	10.2400	63,915	99.20	99.20	660
10.250 - 10.499	56	3,152,864	0.83	10.2991	9.7946	237	1	10.2500	10.4900	56,301	99.63	99.63	647
10.500 - 10.749	59	3,385,053	0.89	10.5509	10.0464	209	2	10.5000	10.7000	57,374	99.52	99.52	646
10.750 - 10.999	87	5,019,925	1.32	10.9164	10.4119	207	1	10.7500	10.9900	57,700	99.87	99.87	644
11.000 - 11.249	31	1,288,962	0.34	11.0989	10.5944	205	2	11.0000	11.2400	41,579	99.95	99.95	647
11.250 - 11.499	19	1,077,654	0.28	11.3468	10.8423	203	2	11.2500	11.4900	56,719	99.19	99.19	651
11.500 - 11.749	19	892,326	0.24	11.5588	11.0543	201	1	11.5000	11.6900	46,965	99.53	99.53	638
11.750 - 11.999	20	936,015	0.25	11.8532	11.3487	296	2	11.7500	11.9900	46,801	99.52	99.52	643
12.000 - 12.249	2	87,765	0.02	12.0891	11.5846	179	1	12.0000	12.1250	43,882	96.43	96.43	670
12.250 - 12.499	9	296,791	0.08	12.3989	11.8944	224	2	12.2500	12.4900	32,977	98.02	98.02	636
12.500 - 12.749	2	81,228	0.02	12.5508	12.0463	179	1	12.5000	12.6250	40,614	100.00	100.00	647
12.750 - 12.999	1	60,750	0.02	12.7500	12.2455	359	1	12.7500	12.7500	60,750	95.00	95.00	646
13.000 - 13.249	1	25,944	0.01	13.0000	12.4955	177	3	13.0000	13.0000	25,944	100.00	100.00	625
TOTAL	**2,770**	**379,639,407**	**100.00**	**7.5130**	**7.0085**	**343**	**2**	**4.9500**	**13.0000**	**137,054**	**86.58**	**98.90**	**647**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
55.01 - 60.00	1	77,720.00	0.02	6.45000	5.94550	359	1	77,720.00	58.00	95.31	665
60.01 - 65.00	1	28,874.34	0.01	8.05000	7.54550	358	2	28,874.34	60.21	100.00	555
65.01 - 70.00	7	955,090.42	0.25	6.79362	6.28912	336	2	136,441.49	69.52	100.00	675
70.01 - 75.00	9	1,601,009.04	0.42	6.57567	6.07117	358	2	177,889.89	74.63	97.61	667
75.01 - 80.00	1,223	224,313,550.65	59.09	6.80574	6.30124	358	2	183,412.55	79.99	99.66	655
80.01 - 85.00	46	5,073,841.89	1.34	8.28321	7.77871	358	1	110,300.91	84.74	98.70	586
85.01 - 90.00	103	12,429,406.99	3.27	8.03049	7.52599	359	1	120,673.85	89.82	99.43	593
90.01 - 95.00	390	59,953,426.27	15.79	8.03812	7.53362	353	2	153,726.73	94.69	94.76	630

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE8 {CLTV > 90}

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
95.01 - 100.00	990	75,206,487.52	19.81	9.09619	8.59169	289	2	75,966.15	99.87	99.87	653
TOTAL	2,770	379,639,407.12	100.00	7.51296	7.00846	343	2	137,053.94	86.58	98.90	647

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
90.01 - 95.00	470	74,447,405.64	19.61	7.84054	7.33604	354	2	158,398.74	91.83	94.69	634
95.01 - 100.00	2,300	305,192,001.48	80.39	7.43306	6.92856	341	2	132,692.17	85.30	99.92	651
TOTAL	2,770	379,639,407.12	100.00	7.51296	7.00846	343	2	137,053.94	86.58	98.90	647

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	4	263,985.39	0.07	65,996.35	9.07774	80.97	99.03	510
520 - 539	9	1,393,289.01	0.37	154,809.89	8.79145	84.45	97.47	532
540 - 559	17	1,823,223.85	0.48	107,248.46	8.21222	86.63	98.00	548
560 - 579	116	14,616,246.74	3.85	126,002.13	8.70936	91.29	98.19	572
580 - 599	281	41,080,498.64	10.82	146,193.95	7.62852	88.12	98.43	589
600 - 619	322	47,697,869.29	12.56	148,130.03	7.52183	86.72	98.47	609
620 - 639	593	71,679,140.28	18.88	120,875.45	7.63318	86.55	98.97	629
640 - 659	475	64,317,576.88	16.94	135,405.43	7.54419	86.40	99.05	649
660 - 679	392	52,732,663.64	13.89	134,522.10	7.30005	86.27	99.04	669
680 - 699	235	33,038,359.98	8.70	140,588.77	7.24869	85.69	99.29	689
700 - 719	128	20,341,371.22	5.36	158,916.96	7.22628	84.80	99.33	709
720 - 739	77	10,904,366.93	2.87	141,615.15	7.24394	86.48	99.12	728
740 - 759	70	12,046,498.28	3.17	172,092.83	6.94170	84.07	99.20	749
760 - 779	39	6,122,615.97	1.61	156,990.15	7.36635	85.87	99.41	767
780 - 799	11	1,506,651.02	0.40	136,968.27	7.37620	83.68	99.17	786
800 - 819	1	75,050.00	0.02	75,050.00	6.95000	95.00	95.00	803
TOTAL	2,770	379,639,407.12	100.00	137,053.94	7.51296	86.58	98.90	647

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	116	18,576,577.17	4.89
Condominium	170	22,697,410.70	5.98
PUD	408	64,826,150.17	17.08
Single Family	2,072	273,230,069.08	71.97

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are ... and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

BSABS 2005-HE8 {CLTV > 90}

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Townhouse	4	309,200.00	0.08
TOTAL	2,770	379,639,407.12	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	105	10,835,148.96	2.85
Owner Occupied	2,656	367,617,927.68	96.83
Second Home	9	1,186,330.48	0.31
TOTAL	2,770	379,639,407.12	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	1,594	206,119,588.89	54.29
Limited	7	788,300.00	0.21
Stated Income	1,169	172,731,518.23	45.50
TOTAL	2,770	379,639,407.12	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	220,000.00	0.06	220,000.00	5.99000	80.00	100.00	2.80
5.01 - 10.00	5	974,500.00	0.26	194,900.00	8.14370	92.31	99.28	7.33
10.01 - 15.00	6	976,754.68	0.26	162,792.45	6.49993	84.67	98.71	11.86
15.01 - 20.00	21	2,730,200.61	0.72	130,009.55	7.28104	83.65	98.59	18.68
20.01 - 25.00	62	5,873,818.76	1.55	94,739.01	7.77009	90.01	97.91	22.66
25.01 - 30.00	151	16,302,933.77	4.29	107,966.45	7.65554	87.92	98.60	27.82
30.01 - 35.00	257	30,299,277.97	7.98	117,896.02	7.54507	87.37	98.81	32.72
35.01 - 40.00	541	73,435,229.11	19.34	135,739.80	7.51674	86.27	99.06	37.87
40.01 - 45.00	723	102,326,010.67	26.95	141,529.75	7.53151	86.28	98.82	42.57
45.01 - 50.00	845	122,791,807.66	32.34	145,315.75	7.44159	86.27	98.98	47.64
50.01 - 55.00	158	23,708,873.89	6.25	150,056.16	7.64476	87.84	98.88	52.21
TOTAL	2,770	379,639,407.12	100.00	137,053.94	7.51296	86.58	98.90	41.81

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {CLTV > 90}

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	491	76,254,286.92	20.09
Purchase	2,177	290,593,691.51	76.54
Rate/Term Refinance	102	12,791,428.69	3.37
TOTAL	**2,770**	**379,639,407.12**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	2,014	342,293,241.42	90.16	169,956.92	7.22426	98.81	645
Second Lien	756	37,346,165.70	9.84	49,399.69	10.15902	99.73	668
TOTAL	**2,770**	**379,639,407.12**	**100.00**	**137,053.94**	**7.51296**	**98.90**	**647**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	2,251	350,507,976.28	92.33
Yes	519	29,131,430.84	7.67
TOTAL	**2,770**	**379,639,407.12**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**814**	**87,113,613.21**	**22.95**
No PP	814	87,113,613.21	22.95
Yes	**1,956**	**292,525,793.91**	**77.05**
1Y PP	72	13,046,824.82	3.44
2.5Y PP	2	402,000.00	0.11
2Y PP	1,297	193,778,084.16	51.04
3Y PP	579	84,697,141.42	22.31
5Y PP	3	327,617.00	0.09
6M PP	3	274,126.51	0.07
TOTAL	**2,770**	**379,639,407.12**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {CLTV > 90}

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	2	319,900.00	0.08
AL	41	4,409,147.85	1.16
AR	14	1,309,109.78	0.34
AZ	116	15,405,113.68	4.06
CA	537	106,284,143.73	28.00
CO	109	15,082,208.61	3.97
CT	7	1,041,350.19	0.27
DE	3	529,741.28	0.14
FL	244	31,424,690.72	8.28
GA	199	24,923,584.68	6.57
HI	2	565,250.00	0.15
IA	3	212,295.00	0.06
ID	14	1,476,446.92	0.39
IL	169	23,215,805.31	6.12
IN	56	5,473,651.93	1.44
KS	21	1,473,616.65	0.39
KY	20	1,562,112.56	0.41
LA	20	1,842,585.29	0.49
MA	2	461,959.05	0.12
MD	46	9,249,268.66	2.44
MI	66	6,990,440.86	1.84
MN	59	9,288,104.74	2.45
MO	86	8,570,982.66	2.26
MS	12	1,313,475.72	0.35
NC	51	5,283,332.20	1.39
NE	1	175,592.06	0.05
NH	1	256,000.00	0.07
NJ	30	5,534,552.69	1.46
NM	2	316,586.15	0.08
NV	42	7,078,761.38	1.86
NY	33	7,904,059.82	2.08
OH	75	7,088,371.95	1.87
OK	23	1,787,659.16	0.47
OR	20	2,413,108.10	0.64
PA	52	5,981,059.52	1.58
RI	2	239,900.00	0.06
SC	29	2,925,924.78	0.77
TN	81	7,267,076.18	1.91
TX	278	26,589,588.49	7.00
UT	53	4,948,507.35	1.30
VA	70	10,778,685.63	2.84
WA	53	7,862,443.14	2.07
WI	23	2,537,125.01	0.67
WV	3	246,087.64	0.06
TOTAL	**2,770**	**379,639,407.12**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**1,745**	**305,705,974.19**	**80.53**
3.000 - 3.499	15	4,594,836.38	1.21
3.500 - 3.999	11	2,484,271.52	0.65
4.000 - 4.499	70	9,953,377.45	2.62
4.500 - 4.999	109	16,587,388.44	4.37
5.000 - 5.499	208	35,445,543.24	9.34
5.500 - 5.999	226	43,282,235.71	11.40
6.000 - 6.499	519	105,182,843.11	27.71
6.500 - 6.999	197	35,292,912.93	9.30
7.000 - 7.499	122	17,179,406.59	4.53
7.500 - 7.999	106	14,346,728.95	3.78
8.000 - 8.499	77	10,947,663.56	2.88
8.500 - 8.999	41	5,937,767.13	1.56
9.000 - 9.499	30	3,289,997.38	0.87
9.500 - 9.999	8	683,913.68	0.18
10.000 - 10.499	4	391,100.00	0.10
10.500 - 10.999	1	68,000.00	0.02
11.500 - 11.999	1	37,988.12	0.01
FIXED	**1,025**	**73,933,432.93**	**19.47**
0.000 - 0.499	1,025	73,933,432.93	19.47
TOTAL	**2,770**	**379,639,407.12**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	506	44,802,002.09	11.80
FIXED-BALLOON	519	29,131,430.84	7.67
FNMA-6MLIBOR	3	594,883.84	0.16
WSJ-1YRLIBOR	2	173,520.00	0.05
WSJ-6MLIBOR	1,740	304,937,570.35	80.32
TOTAL	**2,770**	**379,639,407.12**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	1	262,400.00	0.07	5.87500	5.37050	262,400.00	360	358	2	704	34.80	80.00	100.00	3.25000	1.00000	1.00000	7.00000	4
BALLOON	519	29,131,430.84	7.67	10.05292	9.54842	56,160.03	180	178	2	673	41.54	99.37	99.76	0.00000	0.00000	0.00000	0.00000	0
FIXED	501	43,558,910.09	11.47	7.97241	7.46791	86,998.90	350	349	2	645	41.23	89.81	98.57	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	5	1,243,092.00	0.33	7.24372	6.73922	248,618.40	360	360	0	636	44.78	84.79	97.59	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	948	136,838,014.66	36.04	7.47513	6.97063	144,422.16	360	358	2	634	41.96	86.86	98.62	6.10547	2.31227	1.10808	6.24639	22

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE8 {CLTV > 90}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM IO	472	109,955,468.35	28.96	6.86249	6.35799	232,968.44	360	358	2	662	41.81	81.86	99.34	5.91031	2.27553	1.21366	6.53632	22
LIBOR 3/1 ARM IO	2	173,520.00	0.05	7.89886	7.39436	86,760.00	360	358	2	638	49.10	92.91	100.00	6.50000	3.00000	1.00000	6.00000	34
LIBOR 3/6 ARM	133	20,806,450.16	5.48	7.69552	7.19102	156,539.38	360	358	2	631	41.16	89.74	97.83	7.06682	2.89643	1.03036	6.09051	34
LIBOR 3/6 ARM IO	174	34,605,600.95	9.12	6.98621	6.48171	198,886.89	360	358	2	644	42.37	84.10	98.88	6.40681	2.97937	1.01426	6.03017	34
LIBOR 5/6 ARM	7	1,295,213.80	0.34	6.74271	6.23821	185,257.14	360	358	2	629	42.91	85.16	99.61	5.36192	2.63726	1.00000	6.10792	58
LIBOR 5/6 ARM IO	7	1,684,369.35	0.44	6.81358	6.30908	240,685.71	360	357	3	699	44.24	80.00	100.00	4.95821	2.63850	1.23097	6.35025	57
LIBOR 7/6 ARM	1	84,936.92	0.02	7.50000	6.99550	85,000.00	360	357	3	674	28.66	100.00	100.00	5.00000	5.00000	1.00000	5.00000	81
TOTAL	**2,770**	**379,639,407.12**	**100.00**	**7.51296**	**7.00846**	**137,104.15**	**345**	**343**	**2**	**647**	**41.81**	**86.58**	**98.90**	**6.12281**	**2.41751**	**1.13018**	**6.31573**	**25**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	16	3,997,818.50	1.05
2 YEARS	302	73,099,396.72	19.25
3 YEARS	58	13,439,875.42	3.54
5 YEARS	281	56,594,229.16	14.91
7 YEARS	3	465,380.85	0.12
ERROR	1	327,750.00	0.09
NON-IO	2,109	231,714,956.47	61.04
TOTAL	**2,770**	**379,639,407.12**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S
2								Property Type as % of Cur Bal				%	%	Occupancy Status as % of Cur Bal				% of CB	% of CB
3	FICO	Loan	Current	Loan		W.A.		Manufactured		Single	Multi / Town /	Cur Bal	Cur Bal				W.A.	with	with
4	Band	Count	Balance	WALA		FICO	Condo	Houseing	PUD	Family	2-4 Unit	<= 75,000	> 75,000	Investor	Primary	2nd Home	DTI	DTI <50.0%	DTI >=50.0%
5																			
6	<= 460	0	0	0		0	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
7	461 - 480	0	0	0		0	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
8	481 - 500	3	391,866.55	3	0	500	0	0	0	100	0	16.68	83.32	0	100	0	42.32	100	0
9	501 - 520	102	17,877,489.91	2	0	511	0.43	0	9.27	83.47	6.83	3.96	96.04	1.33	98.67	0	39.99	93.28	6.72
10	521 - 540	223	33,717,526.54	2	0	531	2.14	0	10.76	83.98	3.12	7.97	92.03	2.39	97.18	0.43	39.52	93.75	6.25
11	541 - 560	258	41,216,318.68	2	0	551	3.09	0	13.39	80.18	3.35	9.4	90.6	3.3	96.7	0	41.18	88.76	11.24
12	561 - 580	420	63,990,029.63	2	0	571	2.62	0	13.92	77.93	5.52	7.98	92.02	3.65	94.76	1.6	40.03	93.34	6.66
13	581 - 600	610	96,544,158.76	2	0	591	4.44	0	16.67	75	3.89	6.98	93.02	4.35	95.06	0.59	40.72	90.26	9.74
14	601 - 620	632	104,077,621.31	2	0	610	3.96	0	13.75	75.97	6.32	5.52	94.48	4.82	94.51	0.67	41.33	91.86	8.14
15	621 - 640	838	120,254,219.77	2	0	630	4.84	0	13.66	76.27	5.23	9.58	90.42	5.07	94.52	0.4	41.18	92.26	7.74
16	641 - 660	698	103,524,639.30	2	0	650	4.55	0	17.98	69.57	7.9	9.25	90.75	6.63	92.02	1.35	41.21	93.94	6.06
17	661 - 680	535	81,982,939.18	2	0	670	7.66	0	16.7	67.06	8.58	8.58	91.42	9.64	89.8	0.56	41.21	91.03	8.97
18	681 - 700	332	51,046,325.40	2	0	689	7.36	0	8.74	77.67	6.22	10.28	89.72	10.78	88.76	0.46	40.74	93.86	6.14
19	701 - 720	179	29,380,331.58	2	0	709	6.07	0	10.41	74.45	9.07	9.72	90.28	15.92	82.74	1.34	40.71	97.21	2.79
20	721 - 740	105	16,263,181.06	2	0	728	7.96	0	13.24	69.36	9.44	8.52	91.48	17.31	82.69	0	39.99	91.85	8.15
21	741 - 760	91	17,968,090.05	2	0	750	2.4	0	13.2	73.51	10.89	6.12	93.88	10.49	89.51	0	40.11	99.22	0.78
22	> 760	69	9,883,799.23	2	0	774	15.3	0	14.4	64.66	5.64	10.03	89.97	11.25	84.76	3.98	38.88	97.21	2.79
23																			

	T	U	V	W	X	Y	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK	AL
2	% of CB	% of CB				Loan Purpose as % of Cur Bal				% of CB	Documentation as % of Cur Bal								W.A.
3	Fixed Rate	Adj. Rate	Fixed Rate	Adj. Rate	% of CB				% of CB	with a Piggyback		NA / NI /	Stated/		W.A.	W.A.	% of CB	% of CB	1st Lien
4	Loans	Loans	SATO	SATO	IO Loans	Purchase	Cash-out	Rate Term	Balloons	Jr Lien Loan	Full	Limited	None		Coupon	CLTV	1st Lien	2nd Lien	LTV
5																			
6	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%	0.0%
7	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%	0.0%
8	16.68	83.32	0	0	0	0	83.32	16.68	0	0	41.94	0	58.06	0	8.1576	78.36	100	0	78.36
9	8.25	91.75	0	0	0	6.09	83.55	10.36	0	3.42	65.44	0	34.56	0	8.346	72.91	100	0	72.59
10	15.65	84.35	0	0	4.56	14.81	73.86	11.33	0	3.83	70.24	1.16	28.6	0	8.2287	76.28	100	0	75.67
11	14.19	85.81	0	0	14.72	19.05	74.87	6.08	0	4.48	64.03	0	35.97	0	7.783	77.32	100	0	76.62
12	17.05	82.95	0	0	18.69	28.81	65.27	5.93	0	12.47	69.61	0.62	29.77	0	7.833	82.92	100	0	81.26
13	18.15	81.85	0	0	27.29	45.64	49.94	4.42	0.02	27.02	75.85	0.32	23.84	0	7.4587	87.84	99.98	0.02	83.31
14	19.76	80.24	0	0	29.85	41.11	52.7	6.19	0.07	29.37	64.91	0.66	34.43	0	7.3211	88.48	99.81	0.19	82.95
15	24.57	75.43	0	0	34.59	51.57	43.36	5.06	6.3	40.13	51.19	0.7	48.12	0	7.3707	91.61	91.25	8.75	82.41
16	26.03	73.97	0	0	40.32	56	39.55	4.45	6.05	41.84	47.05	0.72	52.24	0	7.2633	91.64	91.43	8.57	82.1
17	25.65	74.35	0	0	39.88	57.45	37.72	4.83	6.08	42.11	47.62	0.26	52.12	0	7.0737	91.88	91.35	8.65	82.24
18	26.78	73.22	0	0	40.12	59.95	33.17	6.88	7.47	45.6	39.56	0.25	60.19	0	7.0228	92.3	90.67	9.33	81.87
19	24.79	75.21	0	0	47.5	68.15	25.95	5.9	9.23	51.19	37.73	0	62.27	0	7.0629	92.56	91.59	8.41	81.13
20	28.45	71.55	0	0	42.1	68.55	22.27	9.18	9.84	45.75	40.89	0.77	58.34	0	7.0289	93.4	90.07	9.93	83.09
21	24.68	75.32	0	0	46.25	77.6	21.99	0.4	8.61	54.63	33.28	0	66.72	0	6.8778	93.77	90.85	9.15	81.29
22	27.69	72.31	0	0	43.31	78.7	19.53	1.76	14.06	53.21	35.96	0	64.04	0	7.0969	93.32	85.94	14.06	80.16
23																			

	AM	AN	AO	AP	AQ	AR	AS	AT	AU
2	W.A.	W.A.				Coverage %	W.A. LTV	WAC	W.A. FICO
3	2nd Lien	2nd Lien	Ave CB	Ave CB	% of CB	for Loans	of Loans	of Loans	of Loans
4	CLTV	LTV	1st Lien	2nd Lien	with MI	With MI	with MI	with MI	with MI
5									
6	0.0%	0.0%	0	0	0.0%	0.0%	0.0%	0.0%	0
7	0.0%	0.0%	0	0	0.0%	0.0%	0.0%	0.0%	0
8	0	0	130,622.18	0	0	0	0	0	0
9	0	0	175,269.51	0	0	0	0	0	0
10	0	0	151,199.67	0	0	0	0	0	0
11	0	0	159,753.17	0	0	0	0	0	0
12	0	0	152,357.21	0	0	0	0	0	0
13	100	20	158,504.69	14,800.00	0.14	30	95	6.25	596
14	100	20	165,677.96	39,508.42	0.25	33	98.17	6.4087	616
15	99.41	19.61	180,187.65	45,938.62	0.54	35	98.39	6.8336	631
16	99.39	19.58	186,333.36	46,669.95	0.59	27	94.21	6.8422	652
17	99.37	19.36	189,600.17	50,649.10	0.47	27	91.54	6.6919	666
18	99.25	19.8	190,472.39	53,500.40	0	0	0	0	0
19	99.63	19.49	205,407.81	51,498.10	0	0	0	0	0
20	99.22	19.48	195,316.18	53,815.59	0	0	0	0	0
21	99.6	19.64	243,645.45	68,493.54	0	0	0	0	0
22	98.92	20.54	173,355.81	69,468.23	0	0	0	0	0
23									

	A	B	C
27	**State**	**Loan**	**Current**
28	**Code**	**Count**	**Balance**
29			
30	AK	2	319,900
31	AL	50	5,458,449
32	AR	30	2,702,716
33	AZ	190	29,449,092
34	CA	1,018	237,853,069
35	CO	134	19,968,387
36	CT	21	3,912,077
37	DE	7	1,317,208
38	FL	527	78,633,737
39	GA	277	36,815,226
40	HI	5	1,923,750
41	IA	3	212,295
42	ID	17	1,794,647
43	IL	323	50,049,907
44	IN	91	8,516,993
45	KS	33	2,610,558
46	KY	38	3,120,248
47	LA	32	2,843,847
48	MA	5	1,256,512
49	MD	82	16,140,593
50	MI	121	12,813,448
51	MN	134	23,703,682
52	MO	123	12,245,910
53	MS	22	2,057,365
54	MT	1	195,750
55	NC	107	11,296,309
56	NE	2	298,810
57	NH	1	256,000
58	NJ	79	16,012,506
59	NM	6	1,096,679
60	NV	103	19,735,759
61	NY	94	24,224,979
62	OH	143	13,150,440
63	OK	46	3,411,574
64	OR	41	5,743,224
65	PA	111	11,819,836
66	RI	5	861,550
67	SC	45	5,375,666
68	TN	131	11,454,148
69	TX	528	52,875,203
70	UT	69	7,482,200
71	VA	150	25,889,938
72	VT	1	106,756
73	WA	89	14,340,959
74	WI	53	6,157,173
75	WV	5	613,461

Collateral Analysis

FICO Low	FICO High	LTV	Wtd Avg Current Balance	(deal as a whole) Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	165,111	2.47	8.40069	0	514	40.77	78.41	88.53	8.08	97.59	68.02	0	31.98	2.26
525	549	> 65%	152,974	4.6	8.10928	0	538	39.64	79.65	82.04	12.34	97.31	69.25	1.08	29.67	4.81
550	574	> 65%	158,129	7.08	7.88821	0	563	40.75	82.85	78.06	14.01	95.35	64.62	0.71	34.67	19.75
575	599	> 70%	155,890	13	7.62706	0.14	587	40.84	86.03	74.31	17.98	94.7	79.26	0.3	20.44	26.88
600	624	> 70%	156,187	15.58	7.41673	0.36	612	41.58	85.3	75.46	14.56	94.15	63.13	0.47	36.4	31.37
625	649	> 70%	143,653	16.88	7.37317	0.44	636	41.46	85.53	73.28	14.92	94.25	51.6	0.51	47.89	37.93
650	674	> 80%	111,715	5.88	8.0406	1.88	662	40.11	93.79	71.07	13.74	83.5	54.13	1.53	44.34	25.73
675	699	> 80%	113,814	3.32	7.84163	0	686	41.23	93.39	73.97	9.07	82.3	57.79	0.1	42.11	15.48
700	724	> 80%	120,405	1.71	7.85728	0	712	41.57	93.06	71.25	13.66	70.13	49.16	0	50.84	28.22
725	749	> 85%	110,954	0.72	7.9044	0	737	40.2	95.84	80.65	4.98	79.39	50.01	0	49.99	29.46
750	774	> 85%	105,412	0.51	8.24921	0	760	38.99	96.24	60.31	12.82	80.98	33.49	0	66.51	6.47
775	799	> 85%	89,502	0.12	8.52009	0	779	39.26	95.52	62.13	8.12	82.01	35.58	0	64.42	7.04
800	max	> 85%	75,050	0.01	6.95	0	803	47	95	100	0	100	100	0	0	0

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 49.9%	216795.47	0.14	7.23788	0	583	52.23	63.64	34.59	10.14	100	14.75	0	85.25	0
65%	69%	> 49.9%	195448.62	0.27	6.89291	0	587	52.67	67.03	63.28	32.77	100	65.61	0	34.39	12.51
70%	74%	> 49.9%	183896.61	0.42	7.22824	0	589	52.68	71.79	94.83	0	100	70.28	0	29.72	0
75%	79%	> 49.9%	184353.46	0.35	7.023	0	601	53	78.02	69.78	5.13	94.64	97.02	0	2.98	5.13
80%	84%	> 49.9%	190576.64	2.32	6.93497	0	633	52.41	80.14	76.72	12.19	91.88	73.51	0	26.49	49.53
85%	89%	> 49.9%	217789.53	0.69	7.04311	0	611	52.25	86.56	74.21	4.59	91.53	79.14	0	20.86	16.9
90%	94%	> 49.9%	181160.54	0.6	7.50995	2.6	615	52.63	90.69	82.89	15.58	84.44	74.41	3.61	21.98	34.28
95%	99%	> 49.9%	169618.41	0.56	8.37392	0	619	52.19	95.44	91.28	2.91	91.32	64.21	0	35.79	2.76
100%	max	> 49.9%	94601.94	0.66	8.97474	1.75	639	52.29	100	62.71	27.4	98.94	74.29	0	25.71	13.06

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	156231.93	0.22	8.15982	0	513	22.85	76.8	100	0	100	100	0	0	0
25%	29%	< 550	130908.21	0.45	8.02164	0	537	27.69	75.14	86.7	10.69	100	84.03	0	15.97	5.65
30%	34%	< 575	140816.43	1.41	7.99611	0	545	32.05	75.55	80.69	11.07	95.46	79.52	0	20.48	9.39
35%	39%	< 600	157306.64	3.83	7.77741	0	567	37.11	81.27	79.44	11.07	95.74	70.25	0	29.75	18
40%	44%	< 625	160986.73	8.48	7.70905	0.28	580	42.01	81.76	80.07	12.72	93.96	60.56	0.98	38.46	21.43
45%	49%	< 650	168366.49	15.62	7.49124	0.08	600	47	82.82	71.09	17.43	96.13	63.88	0.2	35.92	29.18
50%	54%	< 675	174639.42	5.23	7.47378	1.03	606	51.47	82.55	76.12	12.87	95.88	67.43	0.41	32.16	22.57
55%	max	< 700	209113.73	0.21	7.45773	0	631	55	86.44	52.18	42.74	94.72	86.66	0	13.34	34.19

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY
500	524	192765.07	1.1	8.63881	0	513	42.52	71.23	82.32	12.52	100	0	0	100	2.58	41.61	0
525	549	198001.26	1.71	8.06441	0	538	42.38	74.59	82.77	11.23	100	0	2.9	97.1	1.31	34.6	11.35
550	574	211465.31	2.92	7.88566	0	563	40.01	76.36	77.61	10.73	95.77	0	1.72	98.28	24.58	49.69	1
575	599	189159.63	3.41	7.77892	0	588	40.37	80.67	77.44	10.65	92.62	0	1.14	98.86	28.21	31.03	4.58
600	624	185130.65	6.39	7.75576	0	613	41.1	83.1	74	14.45	92.14	0	2.17	97.83	30.6	35.57	2.82
625	649	165189.98	8.93	7.54499	0	637	41.44	82.99	74.68	12.1	94.38	0	0.96	99.04	40.99	40.48	3.03
650	674	156028.78	8.3	7.36793	0	661	41.94	83.23	71.01	18.29	94.16	0	1.09	98.91	47.11	40.14	3.3
675	699	159522.7	4.86	7.14006	0	687	40.7	82.69	70.65	12.52	95.51	0	0.34	99.66	48.88	46.36	4.53
700	724	172223.87	3.04	7.21339	0	711	40.19	83.64	72.73	12.35	91.94	0	0	100	55.98	51.88	5.04
725	749	190771.4	1.55	6.99732	0	739	40.89	83.23	71.84	12.64	92.21	0	1.02	98.98	56.85	62.7	3.6
750	774	177503.99	1.19	7.20867	0	761	38.26	84.41	65.59	13.72	89.57	0	0	100	42.36	57.8	4.78
775	799	162463.17	0.27	7.01301	0	782	37.79	81.44	82.22	0	94.37	0	0	100	37.35	60.03	0
800	max																

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY
500	524	220375	0.06	7.84739	0	522	39.24	81.66	100	0	100	49.18	0	50.82	100	50.82	0
525	549	213935	0.27	8.1715	0	540	37.82	80.86	93.64	6.36	100	91.74	0	8.26	100	53.95	0
550	574	271668.1	1.55	7.51745	0	563	40.35	81.23	72.85	16.61	98.2	53.66	0	46.34	100	55.38	0
575	599	231834.93	3.77	7.31893	0	588	40.95	83.87	64.41	25.63	96.21	74.47	0	25.53	100	41.55	0.88
600	624	217111.62	5.12	7.13755	0	613	41.75	83.1	71.56	21.59	98.06	61.85	0	38.15	100	36	2.66
625	649	235136.58	6.8	6.87869	0	637	41.71	82.15	69.69	21.76	96.09	46.2	0.8	53.01	100	45.77	1.18
650	674	255616.49	5.9	6.76659	0	661	41.34	82.31	64.76	23.45	92.2	33.8	1.53	64.67	100	47	3.04
675	699	237126.54	3.52	6.54685	0	686	40.64	81.21	67.2	18.15	91.47	32.55	0.37	67.07	100	54.06	1.59
700	724	260160.17	2.21	6.70066	0	712	39.53	81.65	71.28	17.34	87.24	23.12	0	76.88	100	55.86	3.72
725	749	272908.69	1.18	6.80202	0	739	41.42	81.95	74.46	12.51	82.16	25.19	0	74.81	100	72.42	3.22
750	774	244834.43	0.78	6.44579	0	761	39.77	80.61	66.56	11.13	86.13	34.89	0	65.11	100	85.13	0
775	799	263155.02	0.17	6.59013	0	782	41.69	76.36	65.23	34.77	80.32	40.04	0	59.96	100	59.96	0
800	max																

% FL
6.85
9.94
10.3
12.8
14
9.78
9.56
8.79
9.12
5.79
4.92
0

% FL
0
0
7.44
5.68
8.96
8.13
4.79
2.61
5.14
2.03
4.85
14.4